Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

VROOM, INC.,

VROOM FINANCE CORPORATION,

Unitas Holdings Corp.

and

FORTIS ADVISORS LLC

(solely in its capacity as the Equityholders’ Representative)

Dated as of October 11, 2021

TABLE OF CONTENTS

Page

Article I DEFINITIONS
1.1	Defined Terms	1
Article II THE MERGER; CLOSING
2.1	The Merger	18
2.2	Effective Time	18
2.3	Closing	18
2.4	Closing Deliverables	18
2.5	Effects of the Merger	19
2.6	Organizational Documents of the Surviving Corporation	19
2.7	Directors and Officers of the Surviving Corporation	20
Article III EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; Merger Consideration
3.1	Effect on Capital Stock	20
3.2	Dissenting Shares	21
3.3	Company Options	21
3.4	Aggregate Merger Consideration; Estimated Closing Statement	22
3.5	Closing Payments	23
3.6	Holders of the Company	24
3.7	Payments to Persons Other than Registered Holders	25
3.8	Withholding Tax	25
3.9	No Liability for Abandoned Property	25
3.10	Return of Funds	25
3.11	Adjustments to Estimated Closing Merger Consideration	25
3.12	Reconciliation of Estimated Closing Statement; Adjustment	27
Article IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY
4.1	Organization; Standing	31
4.2	Power and Authority	32
4.3	Enforceability	32

4.4	Capitalization	33
4.5	Subsidiaries	34
4.6	No Violation; Consents and Approvals	35
4.7	Financial Statements	35
4.8	Absence of Undisclosed Material Liabilities	36
4.9	Absence of Certain Changes	36
4.10	Litigation	37
4.11	Environmental Matters	37
4.12	Title to Properties	37
4.13	Compliance with Laws	38
4.14	Employees	39
4.15	Employee Benefit Plans	40
4.16	Tax Matters	42
4.17	Insurance	43
4.18	Affiliated Transactions	44
4.19	Licenses	44
4.20	Contracts and Commitments	45
4.21	Retail Installment Sale Contracts	47
4.22	Intellectual Property	47
4.23	No Brokers	48
4.24	Securitization Matters	48
4.25	No Other Representations	49
Article V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
5.1	Organization; Standing	50
5.2	Power and Authority	50
5.3	Enforceability	50
5.4	Board Approvals	51
5.5	No Violations; Consents and Approvals	51
5.6	Litigation	51
5.7	No Brokers	52
5.8	Sufficiency of Funds	52
5.9	Solvency	52
5.10	Investment Intent	52
5.11	Access and Information	52
5.12	No Competitive Assets	53
5.13	Condition of Business; No Other Representations	53
Article VI PRE-CLOSING COVENANTS
6.1	Reasonable Best Efforts	54
6.2	Efforts to Consummate; Governmental Approvals	55

6.3	Conduct of the Business by the Company	58
6.4	Resignations	62
6.5	Stockholder Approval	62
6.6	Access to Information; Confidentiality; Notification of Certain Matters	63
6.7	Consents	64
6.8	Termination of Affiliate Obligations	64
6.9	280G	64
6.10	Securitizations	65
6.11	Reviewed Financial Statements	65
Article VII POST-CLOSING COVENANTS
7.1	Further Assurances	65
7.2	Director and Officer Liability and Indemnification	65
7.3	Employees	67
7.4	Access to Books and Records	69
7.5	Release	69
7.6	Tax Matters	70
Article VIII CONDITIONS TO CLOSING
8.1	Conditions to Each Party’s Obligations	71
8.2	Conditions to the Obligations of Parent and Merger Sub	71
8.3	Conditions to the Obligations of the Company	72
Article IX TERMINATION
9.1	Termination	73
9.2	Effect of Termination	74
Article X Indemnity
10.1	Survival of Representations, Warranties, Covenants and Agreements	74
10.2	Indemnification of Parent Indemnified Parties	75
10.3	Indemnification of Seller Indemnified Parties	76
10.4	Claims Procedure	76
10.5	Indemnification Payment	78
10.6	Damages	80
10.7	Mitigation	80
10.8	Tax Treatment	80

10.9	Exclusive Remedy	80
Article XI GENERAL PROVISIONS
11.1	Release	81
11.2	Expenses	81
11.3	Governing Law	82
11.4	Jurisdiction; Service of Process; Waiver of Jury Trial	82
11.5	Entire Agreement	83
11.6	Amendments and Waivers	84
11.7	Notices	84
11.8	Severability	86
11.9	Binding Effect; Third-Party Beneficiaries; Assignment	86
11.10	No Recourse Against Non-Parties	86
11.11	No Partnership Created	87
11.12	No Strict Construction	87
11.13	Counterparts	87
11.14	Confidentiality	87
11.15	Press Releases and Communications	87
11.16	Specific Performance	88
11.17	Equityholders’ Representative	88
11.18	Legal Representation	92
11.19	Disclosure Schedules	93
11.20	Interpretation	94

EXHIBITS

Exhibit A Form of Stockholder Support Agreement

Exhibit B Form of Escrow Agreement

Exhibit C Form of Option Letter of Transmittal

Exhibit D Form of Share Letter of Transmittal

Exhibit E Form of A&R Certificate of Incorporation

Exhibit F Form of Holder Payment Schedule

Exhibit G Form of Paying Agent Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 11, 2021, is made by and among Vroom, Inc., a Delaware corporation (“Parent”), Vroom Finance Corporation, a Delaware corporation and an indirect wholly-owned Subsidiary of Parent (“Merger Sub”), Unitas Holdings Corp., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the equityholders’ representative (the “Equityholders’ Representative”).

RECITALS

WHEREAS, the board of directors of the Company has (i) determined that the Merger (as defined below) is advisable and in the best interests of its stockholders, (ii) approved and adopted this Agreement and the Merger, upon the terms and subject to the conditions set forth herein and (iii) recommended approval of the Merger and approval of this Agreement by the Company’s stockholders;

WHEREAS, the respective boards of directors of each of Parent and Merger Sub has (i) determined that the Merger is advisable and in the best interests of their respective stockholders and (ii) approved and adopted this Agreement and the Merger upon the terms and subject to the conditions set forth herein;

WHEREAS, Vroom Finance Holdings, LLC, as the sole stockholder of Merger Sub, has adopted and approved this Agreement and the Merger, in such capacity;

WHEREAS, as a condition and inducement for Parent to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company have entered into Stockholder Support Agreements with Parent (the “Stockholder Support Agreements”), a form of which is attached as Exhibit A hereto; and

WHEREAS, as a condition and inducement for Parent to enter into this Agreement, (a) Pan American Financial, L.P. and Guillermo Bron are entering into a Non-Compete and Non-Solicit Agreement with Parent and (b) certain Affiliates of Pine Brook Capital Partners, L.P. are entering into a Non-Solicit Agreement with Parent.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements set forth herein, and subject to the terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article I

DEFINITIONS

1.1 Defined Terms. As used herein, the following terms shall have the following meanings:

“280G Shareholder Vote” has the meaning set forth in Section 6.9.

“A&R Certificate of Incorporation” has the meaning set forth in Section 2.6.

“Accounting Firm” means KPMG US LLP or another reputable nationally-recognized accounting firm mutually acceptable to Parent and Equityholders’ Representative having no material business relationship with any party hereto (or any Affiliates of any party hereto) that would reasonably be expected to result in a conflict of interest under applicable professional responsibility rules.

“Accounting Principles” means the accounting principles and methodologies described on Section 1.1(a) of the Company Disclosure Schedule.

“Action” means any civil, criminal, investigative, judicial, administrative or arbitral actions, suits, audits (including Tax audit), litigations, arbitrations, claims, charges, investigations or proceedings (public or private), in each case, by or before a Governmental Authority.

“Adjustment Escrow Account” means the escrow account for the Adjustment Escrow Amount established pursuant to the Escrow Agreement.

“Adjustment Escrow Amount” means $5,000,000.

“Administrative Expenses” has the meaning set forth in Section 11.17(e).

“Affiliate” means, in respect of any particular Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such particular Person. For the purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; provided that (i) in the case of the Company and its Subsidiaries and the other Seller Related Parties, the term “Affiliate” shall not include any Portfolio Companies or affiliated investment funds and (ii) in the case of Parent, the term “Affiliate” shall not include any stockholder of Parent.

“Aggregate Merger Consideration” has the meaning set forth in Section 3.4(a).

“Aggregate Option Exercise Price” means the aggregate amount that would be paid to the Company in respect of all vested Company Options outstanding as of immediately prior to the Effective Time had such vested Company Options been exercised with respect to all Vested Option Shares (and assuming concurrent payment in full of the applicable exercise prices solely in cash), immediately prior to the Effective Time in accordance with the terms of the Stock Option Plan and the applicable option agreement with the Company pursuant to which such Company Options were issued.

“Agreement” has the meaning set forth in the Preamble.

“Anti-Corruption Laws” has the meaning set forth in Section 4.13(e).

“Anti-Money Laundering Laws” has the meaning set forth in Section 4.13(d).

“Audited Financial Statements” has the meaning set forth in Section 4.7(a).

“Balance Sheet Date” means June 30, 2021.

“Base Book Value” means $95,648,000.

“Base Merger Consideration” has the meaning set forth in Section 3.4(a)(i).

“Business Day” means any day, excluding Saturdays, Sundays and any other day on which commercial banks in either New York County, New York or Newport Beach, California are authorized or required by Law to close.

“Cap” has the meaning set forth in Section 10.2(b)(ii).

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as amended, or any similar applicable federal state or local Law.

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Chosen Courts” has the meaning set forth in Section 11.4(a)(i).

“Claim Notice” has the meaning set forth in Section 10.4(a).

“Closing” has the meaning set forth in Section 2.3.

“Closing Book Value” means the amount set forth in the line item titled “Total Stockholders’ Equity” in the Closing Date Balance Sheet. In no event shall any Transaction Expenses be included as a liability in the calculation of Closing Book Value.

“Closing Date” has the meaning set forth in Section 2.3.

“Closing Date Balance Sheet” means the unaudited consolidated balance sheet of the Company and its Subsidiaries as of the Measurement Time, prepared in accordance with the terms of this Agreement, including the Accounting Principles.

“Closing Option Payments” has the meaning set forth in Section 3.3.

“Closing Transaction Expenses” has the meaning set forth in Section 3.4(a)(iii).

“Code” means the Internal Revenue Code of 1986.

“Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Common Stock Settlement Payments” has the meaning set forth in Section 3.1(b).

“Company” has the meaning set forth in the Preamble.

“Company Competitor” has the meaning set forth in Section 5.12.

“Company Disclosure Schedule” has the meaning set forth in Article IV.

“Company Documents” has the meaning set forth in Section 4.2.

“Company IP” has the meaning set forth in Section 4.22(a).

“Company Option” means any option to purchase shares of Common Stock granted under the Stock Option Plan.

“Confidentiality Agreement” has the meaning set forth in Section 6.6(b).

“Consultation Period” has the meaning set forth in Section 3.12(b).

“Consumer Protection Laws” means, collectively, the Consumer Financial Protection Act of 2010, Public Law 111-203, enacted as Title X of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; the enumerated consumer laws set forth in 12 U.S.C. Section 5481(12); the USA PATRIOT Act of 2001; the Telephone Consumer Protection Act, the CAN-SPAM Act, the Military Lending Act; the Servicemembers Civil Relief Act; the identity theft red flags provisions of the Fair Credit Reporting Act set forth in 15 U.S.C. Section 1681m(e); Section 5 of the Federal Trade Commission Act set forth in 15 U.S.C. Section 45; and all other federal, state and local consumer protection and unfair or deceptive trade practices Laws or Laws applicable to marketing, whether by email, text message, telemarketing or otherwise.

“Continuing Employee” has the meaning set forth in Section 7.3(a).

“Contract” means any written contract, indenture, note, bond, lease (including the Leases), license, commitment or other legally binding agreement, but not including any purchase orders, invoices or sales quotes.

“D&O Indemnified Parties” has the meaning set forth in Section 7.2(a).

“Dealer” has the meaning set forth in Section 4.21(c).

“Delaware Secretary” means the Secretary of State of the State of Delaware.

“De Minimis Amount” has the meaning set forth in Section 10.2(b)(ii).

“DGCL” means the General Corporation Law of the State of Delaware.

“Disclosure Schedules” means, collectively, the Company Disclosure Schedule and the Parent Disclosure Schedule.

“Disputed Item” has the meaning set forth in Section 3.12(c).

“Dissenting Shares” has the meaning set forth in Section 3.2.

“DOJ” means the United States Department of Justice.

“EBU Holder” means the persons set forth on the Holder Payment Schedule under the heading entitled “Unitas Holdings Corp. EBU Ownership Ledger”.

“Effective Time” has the meaning set forth in Section 2.2.

“Employee Benefit Plan” has the meaning set forth in Section 4.15(a).

“Environmental Laws” means all Laws relating to pollution or protection of the environment, natural resources, or to the extent relating to exposure to Hazardous Materials, human health and safety, including all those relating to the generation, handling, transportation, treatment, storage, disposal, distribution, discharge, release, threatened release, control, or cleanup of any Hazardous Materials.

“Environmental Licenses” has the meaning set forth in Section 4.11(b).

“Equitable Exceptions” means applicable bankruptcy, insolvency, reorganization, moratorium, forbearance or similar Laws affecting or relating to creditors’ rights generally and general equitable principles, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

“Equityholders’ Representative” has the meaning set forth in the Preamble.

“Equityholders’ Representative Accounting Firm” has the meaning set forth in Section 3.11(b).

“Equityholders’ Representative Expense Account” has the meaning set forth in Section 3.5(a)(v).

“Equityholders’ Representative Expense Amount” means $500,000.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person that is a member of a “controlled group of corporations” with, or is under “common control” with, or is a member of the same “affiliated service group” with the Company or any of its Subsidiaries, in each case, as defined in Sections 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means PNC Bank, National Association.

“Escrow Agreement” means an escrow agreement substantially in the form attached hereto as Exhibit B to be entered into on or prior to the Closing Date by Parent, the Equityholders’ Representative and the Escrow Agent.

“Estimated Closing Balance Sheet” has the meaning set forth in Section 3.4(b)(i).

“Estimated Closing Book Value” has the meaning set forth in Section 3.4(b)(i).

“Estimated Closing Merger Consideration” has the meaning set forth in Section 3.4(b)(ii).

“Estimated Closing Per Share Merger Consideration” has the meaning set forth in Section 3.4(b)(ii).

“Estimated Closing Statement” has the meaning set forth in Section 3.4(b)(iii).

“Estimated Closing Transaction Expenses” has the meaning set forth in Section 3.4(b)(ii).

“Estimated Income Tax Liability Amount” has the meaning set forth in Section 3.4(b)(ii).

“Estimated Tax Payment Refund” has the meaning set forth in Section 7.6(c).

“Excluded Shares” has the meaning set forth in Section 3.1(c).

“Final Balance Sheet” has the meaning set forth in Section 3.12(d).

“Final Closing Book Value” has the meaning set forth in Section 3.12(d).

“Final Closing Statement” has the meaning set forth in Section 3.12(d).

“Final Closing Transaction Expenses” has the meaning set forth in Section 3.12(d).

“Final Determination” or “Finally Determined” means the earlier to occur of (a) a written agreement by Parent and the Equityholders’ Representative, (b) a final non-appealable Order or (c) an arbitration or like panel shall have rendered a final non-appealable determination with respect to the disputes Parent and the Equityholders’ Representative have mutually agreed to submit thereto, in the case of each of clauses (a), (b) and (c), determining (1) whether a Parent Indemnified Party or a Seller Indemnified Party, as applicable, is entitled to be indemnified in respect of a claim for Losses made in accordance with Article X and (2) if applicable, the amount of Losses in respect of such claim.

“Final Income Tax Liability Amount” has the meaning set forth in Section 3.12(d).

“Final Merger Consideration” has the meaning set forth in Section 3.12(d).

“Financial Statements” has the meaning set forth in Section 4.7(a).

“FIRPTA Certificate” means a certificate, in accordance with the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3), stating that the Company is not, and has not been at any time during the five-year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, dated no more than thirty days before the Closing Date.

“Fraud” means an intentional and willful misrepresentation by a party hereto with respect to the making of the representations and warranties set forth in Article IV or Article V, as applicable or any certificate delivered pursuant to Section 2.4 hereunder, that constitutes common law fraud under the laws of the State of Delaware. For the avoidance of doubt, “Fraud”

does not include any claim for equitable fraud, promissory fraud, unfair dealing fraud, constructive fraud, or any torts (including any fraud claims) based on negligence or recklessness.

“FTC” means the United States Federal Trade Commission.

“Fully Diluted Common Shares” means (i) the aggregate number of shares of Common Stock issued and outstanding (which shall not include shares of Common Stock held in the treasury of the Company, if any, and Excluded Shares) plus (ii) the aggregate number of Vested Option Shares, in each case, immediately prior to the Effective Time. The term “Fully Diluted Common Shares” shall be calculated without any reduction due to the characterization of any shares of Common Stock as Dissenting Shares.

“GAAP” means United States generally accepted accounting principles.

“Governmental Approvals” has the meaning set forth in Section 6.2(a).

“Governmental Authority” means any United States or foreign government, any federal, state, regional, local, municipal, foreign or other subdivision thereof, and any instrumentality, court, commission or official thereof exercising executive, legislative, judicial, regulatory, taxing, or administrative functions or any self-regulatory organization.

“Hazardous Materials” means any and all wastes, pollutants, contaminants and hazardous, dangerous or toxic materials or substances, including petroleum and petroleum products, asbestos and asbestos-containing materials, mold, polychlorinated biphenyls, urea-formaldehyde insulation, per- and polyfluorinated substances, radon and any other material or substance that would reasonably be expected to result in liability under any Environmental Laws.

“Holder Payment Schedule” has the meaning set forth in Section 3.4(b)(iii).

“Holders” means collectively, (i) each Stockholder and (ii) each holder of a Company Option, in each case, as of immediately prior to the Effective Time.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“HSR Clearance” has the meaning set forth in Section 5.12.

“Income Tax Liability Amount” means the amount (which shall not be less than zero and, for the avoidance of doubt, shall not include any tax assets other than tax assets which legally offset the corresponding tax liability in the same tax period) of accrued and unpaid income Tax Liabilities of the Company and its Subsidiaries as of the Measurement Time; provided that any Transaction Tax Deductions which may legally offset any such accrued income Tax liability shall be taken into account to reduce such income Tax liability even if such Transaction Tax Deductions accrue after the Measurement Time. For purposes of calculating the Income Tax Liability Amount, such amount shall be calculated taking into account (i) the accrued income Taxes of the Company and its Subsidiaries as actually reflected on those Tax Returns of the Company and its Subsidiaries that were actually filed or amended before the Closing Date, and (ii) the portion of the accrued income Taxes of the Company and its Subsidiaries with respect to any other taxable years or periods for which no Tax Return has been filed before the Closing Date that are properly allocable to those taxable years or periods (or portions thereof) ending at or before the Measurement Time, using principles similar to those used for allocating Taxes for Straddle Periods, assuming that the Tax Returns to be filed with respect to such periods referred to in clause (ii) are prepared in accordance with past practice of the Company and its Subsidiaries.

“Indemnified Party” has the meaning set forth in Section 10.4(a).

“Indemnifying Party” has the meaning set forth in Section 10.4(a).

“Indemnitors” has the meaning set forth in Section 7.2(f).

“Indemnity Escrow Account” means the escrow account for the Indemnity Escrow Amount established pursuant to the Escrow Agreement.

“Indemnity Escrow Amount” means $21,000,000.

“Initial Closing Statement” has the meaning set forth in Section 3.11(a)(ii).

“Intellectual Property” means all intellectual property rights arising from or in respect of the following, under the Law: (i) patents and patent applications, including all continuations, divisionals, continuations-in-part and provisionals and patents issuing thereon, and all reissues, reexaminations, substitutions, renewals and extensions thereof; (ii) trademarks, service marks, trade names, trade dress, logos and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, renewals and extensions thereof; (iii) Internet domain names and social media identifiers; (iv) copyrights, and registrations, applications, renewals, extensions and reversions thereof; (v) rights in software and documentation, including user manuals and training material, related thereto; (vi) trade secrets, know how, methods and processes; and (vii) all other intellectual property or similar proprietary rights in intangible property.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means hardware, software, databases, websites, applications, systems, networks, circuits, routers and all other computer and information technology equipment.

“Knowledge” when used with respect to (i) the Company, means the actual (and not deemed or constructive) knowledge, of the individuals set forth on Section 1.1(b) of the Company Disclosure Schedule (in their capacity as directors, managers, partners, officers or employees of the Company or its Subsidiaries), and (ii) Parent, means the actual (and not deemed or constructive) knowledge, of the individuals set forth on Section 1.1(a) of the Parent Disclosure Schedule (in their capacity as directors, managers, partners, officers or employees of Parent or its Affiliates).

“Late Stockholders” has the meaning set forth in Section 3.5(a)(iii).

“Law” means any applicable (i) federal, state, local, municipal or foreign law, (ii) statute, code, ordinance, rule or regulation of a Governmental Authority or (iii) Order.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property that is used in the business of (or held for use by) the Company and its Subsidiaries.

“Leases” means all leases, subleases, licenses, concessions and other agreements pursuant to which the Company or any of its Subsidiaries hold or occupy any Leased Real Property.

“Licenses” means all authorizations, permits, licenses, registrations, franchises or qualifications issued or granted, or required to be issued or granted, by or under the authority of any Governmental Authority under applicable Law, including, any state consumer credit or lending, sales finance, collection agency, servicer or similar licenses issued or required by any applicable Governmental Authority.

“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, adverse ownership interest or any similar claim or charge.

“Losses” has the meaning set forth in Section 10.2.

“Material Adverse Effect” means any event, circumstance or state of facts or change that, individually or in the aggregate, has or would reasonably be expected to have a material and adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries (taken as a whole); provided, however, that none of the following shall be taken into account in determining whether there has been, or may be, a Material Adverse Effect: (i) any effect of any change in the United States or foreign economies or securities, financial, banking or credit markets that generally affects any industry in which the Company or any of its Subsidiaries operates or geopolitical conditions in general, including (A) epidemics, Pandemics or other public health emergency, any Pandemic Measure and any mandates, Orders, other requirements or recommendations imposed or made by any Governmental Authorities in response to any Pandemic or any other public health emergency, (B) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof) and (C) changes in interest, currency or exchange rates or the price of any commodity, security or market index, or changes in the U.S. automobile finance market or non-prime automobile finance market; (ii) any actual or perceived threats associated with Pandemics, epidemics or other public health crises; (iii) changes in legal or regulatory conditions, including changes or proposed changes in Law (whether or not related to any Pandemic or other public health emergency), GAAP or other accounting principles or requirements; (iv) any effect of any change arising in connection with natural disasters or acts of nature or God, hostilities, acts of war, protests, insurrections, demonstrations, sabotage, terrorism, cyberattack (but only to the extent (1) such cyberattack (x) generally affects the U.S. automobile finance market and (y) does not have a materially adverse and disproportionate impact on the Company and its Subsidiaries relative to other companies in the markets described in clause (x) and (2) the Company and its Subsidiaries are not in breach of the representations and warranties set forth in Section 4.22(d)) or military actions or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism, cyberattack or military actions; (v) the failure of the Company or its Subsidiaries to meet any of their internal projections or goals (it being understood that the underlying facts giving rise to such failure may be taken into account in determining whether a Material Adverse Effect has occurred unless otherwise excluded by the definition of Material Adverse Effect); (vi) any effect resulting from the announcement of this Agreement, compliance with the terms of this Agreement or the consummation of the Transactions; (vii) any effect of any action or omission that is a breach by Parent or Merger Sub of any of their respective obligations under this Agreement or any Related Document; (viii) any effect of any event or action or omission by Equityholders’ Representative or the Company or any of its Subsidiaries contemplated or required by this Agreement, or with the prior written request of Parent or any of its Affiliates (including Merger Sub); (ix) any effect directly resulting from the failure of Parent to provide a Pandemic Waiver; (x) any effect of any communication by Parent or any of its Affiliates of its plans or intentions with respect to any of the businesses of the Company and its Subsidiaries (or the Surviving Corporation or any of its Subsidiaries), including losses or threatened losses of, or any adverse change in the relationship with employees, customers, suppliers, distributors, financing sources, commercial partners, licensors, licensees or others having relationships with the Company or any of its Subsidiaries; (xi) any matter that is cured prior to the Closing; or (xii) any item or matter that is covered by insurance or any reserve established by the Company or any of its Subsidiaries but only to the extent of such insurance coverage or reserve amount (it being understood that the underlying facts giving rise to such insurance claim or reserve may be taken into account in determining whether a Material Adverse Effect has occurred unless otherwise excluded by the definition of Material Adverse Effect); provided, however, in the case of the foregoing clauses (i), (ii) and (iii), if such event, circumstance, state of facts or change has a materially adverse and disproportionate impact on the Company and its Subsidiaries relative to other participants in the businesses in which the Company and its Subsidiaries operates, such event, development, state of facts or change may be taken into account (solely to the extent of such disproportionate impact) in determining whether there has been a Material Adverse Effect.

“Material Contracts” has the meaning set forth in Section 4.20(a).

“Measurement Date” means the last Business Day of the month in which the conditions set forth in Article VIII shall have been satisfied or, where permissible, waived (other than those conditions that are to be satisfied at the Closing, but subject to satisfaction or, to the extent permitted by Law, waiver of such conditions); provided that if such month is December 2021, then the Measurement Date will be December 31, 2021.

“Measurement Time” means 11:59 p.m., New York City time, on the Measurement Date.

“Merger” has the meaning set forth in Section 2.1.

“Merger Sub” has the meaning set forth in the Preamble.

“Net Estimated Closing Payment Amount” means an amount equal to (i) the Estimated Closing Merger Consideration less (ii) the Equityholders’ Representative Expense Amount less (iii) the Adjustment Escrow Amount less (iv) the Indemnity Escrow Amount.

“Non-Party Affiliates” has the meaning set forth in Section 11.10.

“Notice of Disagreement” has the meaning set forth in Section 3.12(a).

“Notice Period” has the meaning set forth in Section 10.4(c).

“Obligor” means, with respect to a Retail Installment Sale Contract, any Person who owes payments under such Retail Installment Sale Contract.

“Option Letter of Transmittal” means the Option Letter of Transmittal in substantially the form of Exhibit C.

“Order” means any order, injunction, judgment, decree, ruling, or writ of a Governmental Authority.

“Ordinary Course of Business” means the ordinary and usual course of business of the Company and its Subsidiaries consistent with past practice in all material respects.

“Pandemic” means the presence, transmission, threat or fear of a novel coronavirus, including COVID-19 or SARS-CoV-2, or any evolutions, variants or mutations thereof or any other epidemics, pandemic or disease outbreaks.

“Pandemic Measures” means any (a) restriction, quarantine, “shelter in place,” “stay at home,” workforce reduction, school closure or in-person or other attendance modification or restriction, social distancing, shut down, closure, sequester, safety or similar requirement of Law, directive, guidelines, or recommendation promulgated, ordered, made or threatened by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization and (b) moratorium, forbearance or similar Laws affecting or relating to creditors’ rights generally, in each case, in connection with or in response to any Pandemic, including the Coronavirus Aid, Relief, and Economic Security Act, The Families First Coronavirus Response Act and the American Rescue Plan Act of 2021.

“Pandemic Waiver” has the meaning set forth in Section 6.3(b).

“Parachute Payment Waiver” has the meaning set forth in Section 6.9.

“Parent” has the meaning set forth in the Preamble.

“Parent Adjustment Amount” has the meaning set forth in Section 3.12(e)(ii).

“Parent Disclosure Schedule” has the meaning set forth in Article V.

“Parent Documents” has the meaning set forth in Section 5.2.

“Parent Indemnified Parties” has the meaning set forth in Section 10.2.

“Parent Plans” has the meaning set forth in Section 7.3(b).

“Parent Related Parties” means Parent, Merger Sub, any Affiliate of Parent or Merger Sub and their respective officers, directors, employees, partners, members, managers, agents, attorneys, representatives, successors or permitted assigns.

“Paying Agent” has the meaning set forth on Section 3.5(a).

“Paying Agent Agreement” means a paying agent agreement substantially in the form attached hereto as Exhibit G to be entered into on or prior to the Closing Date by Parent, the Equityholders’ Representative and the Paying Agent.

“Pending Claims” has the meaning set forth on Section 10.5(a).

“Per Share Merger Consideration” means an amount equal to the quotient of (a) (i) the Aggregate Merger Consideration minus (ii) the Equityholders’ Representative Expense Amount, minus (iii) the Adjustment Escrow Amount plus (iv) Aggregate Option Exercise Price minus (v) the Indemnity Escrow Amount, divided by (b) the number of Fully Diluted Common Shares.

“Permitted Liens” means: (i) Liens for Taxes, assessments and other government charges not yet due and payable or that are being contested in good faith by appropriate proceedings; (ii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business for amounts not yet past due; (iii) zoning, entitlement, building and other land use and environmental regulations imposed by any Governmental Authority having jurisdictions over the Leased Real Property, none of which are violated in any material respect; (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting real property that do not materially impair the use or occupancy of the Leased Real Property affected thereby; (v) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (vi) Liens securing any indebtedness or guarantees of the Company or its Subsidiaries; (vii) purchase money Liens and Liens securing rental payments under capital lease arrangements; (viii) Liens arising under leases of Leased Real Property or equipment in favor of the owner thereof; (ix) title of a lessor under capital or operating leases; (x) non-exclusive licenses of Intellectual Property granted in the Ordinary Course of Business; (xi) Liens arising under or created by this Agreement, the Transactions or any of the Related Documents; (xii) security interests arising under bonding indemnification agreements; (xiii) matters that would be disclosed by an accurate survey or inspection of the real property that do not materially impair the use or occupancy of the Leased Real Property affected thereby; (xiv) any Liens with respect to conduit facilities, warehouse facilities or securitization indebtedness of the Company or any of its Subsidiaries set forth on Section 1.1(c) of the Company Disclosure Schedule or entered into after the date hereof in accordance with the terms of this Agreement; (xv) rights, interests, Liens or titles of, or through, a licensor, sublicensor, licensee, lessor or sublessor under any License, Lease or other similar agreement in the property being leased or licensed to the Company and its Subsidiaries; (xvi) other Liens, imperfections in title, charges, easements, rights of way, restrictions, defects, and exceptions that do not materially impair the use or value of the property to which they relate and (xvii) the items set forth on Section 1.1(c) of the Company Disclosure Schedule.

“Person” means any individual, partnership, corporation, limited liability company, business trust, joint stock company, estate, trust, unincorporated association, joint venture, firm, Governmental Authority or other entity, of whatever nature.

“Personal Information” means information that: (i) alone or in combination with other information, allows the identification of an individual natural person or can be used to identify an individual natural person and/or (ii) is defined as “personal data”, “personal information”,

“personally identifiable information”, “PII” or any similar term by applicable Law relating to the collection, use or security of personal information.

“Portfolio Company” means any portfolio company (as such term is commonly understood in the private equity industry) controlled by Pine Brook Road Associates, L.P. or by any affiliated investment fund, Pan American Financial, LP or any of their Affiliates, in each case excluding the Company and its Subsidiaries.

“Post-Closing Adjustment” has the meaning set forth in Section 3.12(f).

“Post-Closing Covenants” has the meaning set forth in Section 10.1.

“Post-Closing Option Payments” has the meaning set forth in Section 3.3.

“Post-Closing Payments” means any payment or release to any Holder of all or any portion of (i) the Adjustment Escrow Amount pursuant to Section 3.12(e), (ii) the Indemnity Escrow Amount pursuant to Article X, (iii) the Equityholders’ Representative Expense Amount pursuant to Section 11.17(g) or (iv) pursuant to Section 10.3.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and the portion of any Straddle Period beginning on the day after the Closing Date.

“Pre-Closing Tax Period” means any Tax period that ends on or prior to the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Privacy Policies” has the meaning set forth in Section 4.22(c).

“Privacy Requirements” has the meaning set forth in Section 4.22(c).

“Privileged Communications” has the meaning set forth in Section 11.18(b).

“Pro Rata Percentage” means, with respect to any Holder, the percentage determined by dividing (a) the sum of (i) the aggregate number of shares of Common Stock held by such Holder as of immediately prior to the Effective Time (if any), plus (ii) the aggregate number of Vested Option Shares issuable in respect of all vested Company Options, if any, outstanding and held by such Holder as of immediately prior to the Effective Time (if any), by (b) the Fully Diluted Common Shares.

“Purchaser Entities” has the meaning set forth in Section 5.12.

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of May 4, 2011, by and among the Company and the shareholders party thereto, as it may be amended, supplemented and modified from time to time.

“Related Documents” means the Company Documents and the Parent Documents.

“Related Party” has the meaning set forth in Section 4.18.

“Released Parties” has the meaning set forth in Section 7.5.

“Releasing Parties” has the meaning set forth in Section 7.5.

“Representatives” means, with respect to any Person, any director, officer, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee, consultant, investment banker, financial advisor, legal counsel, attorneys in fact, accountant or other advisor, agent or other representative of such Person, in each case acting in their capacity as such.

“Required Regulatory Approvals” has the meaning set forth in Section 8.1(c).

“Retail Installment Sale Contract” means an installment sale contract or conditional sale agreement for the purchase of a vehicle, together with any assignment, reinstatement, extension or modification thereof.

“Review Period” has the meaning set forth in Section 3.11(d).

“Sanctions” has the meaning set forth in Section 4.13(e).

“Securities Act” means the Securities Act of 1933.

“Securitization Instruments” has the meaning set forth in Section 4.24(a).

“Seller Related Parties” means the Holders, any Affiliate of any of the Holders (other than the Company or any of its Subsidiaries) and each of their respective officers, directors, employees, partners, members, managers, agents, attorneys, representatives, successors or permitted assigns.

“Seller Indemnified Parties” has the meaning set forth in Section 10.3(a).

“Share Letter of Transmittal” means the Share Letter of Transmittal in substantially the form of Exhibit D.

“Shareholders’ Agreement” means that certain Amended and Restated Shareholders’ Agreement, dated as of May 4, 2011, by and among the Company and the various shareholders party thereto, as it may be amended, modified or supplement from time to time.

“Skadden” has the meaning set forth in Section 2.3.

“Specified Entity” means an entity listed on Section 1.1(d) of the Company Disclosure Schedule.

“Specified Matter” has the meaning set forth in Section 10.2(a)(ii).

“State Approvals” has the meaning set forth in Section 6.2(a).

“Stock Option Plan” means the Amended and Restated Unitas Holdings Corp. 2011 Stock Option Plan and each other agreement, arrangement or plan pursuant to which the Company grants or has granted an option to purchase shares of Common Stock.

“Stockholder” means a holder of shares of Common Stock.

“Stockholder Approval” means the approval and consent to the Merger, the execution by the Company of this Agreement and the consummation of the Transactions (a) by Stockholders holding a majority of the outstanding shares of Common Stock and (b) in accordance with Section 5.1 of the Shareholders’ Agreement, including the prior written approval of the Merger, by each of (i) Pan American Financial, L.P., (ii) Pine Brook Capital Partners, L.P., (iii) Pine Brook Capital Partners (SSP Offshore) II, L.P. and (iv) Pine Brook Capital Partners (Cayman), L.P.

“Stockholder Support Agreements” has the meaning set forth in the Recitals.

“Straddle Period” means any Tax period that begins on or before, and ends after, the Closing Date. In the case of any Straddle Period, the amount of any Taxes of the Company or its Subsidiaries based upon or measured by net income or gain which relate to the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the Taxable period of any partnership or other pass-through entity in which the Company or a Subsidiary holds a beneficial interest will be deemed to terminate at such time). The amount of Taxes other than Taxes of the Company or its Subsidiaries based upon or measured by net income or gain for a Straddle Period which relate to the Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the portion of the Taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership, business trust, joint stock company, estate, trust, unincorporated association, joint venture, firm or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, business trust, joint stock company, estate, trust, unincorporated association, joint venture, firm or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). The term Subsidiary shall include all Subsidiaries of such Subsidiary. Each Specified Entity shall be considered a “Subsidiary” for purposes of this Agreement.

“Surrender Documentation” means a duly executed and validly completed Share Letter of Transmittal and/or Option Letter of Transmittal, as applicable, and any other documents, including IRS Forms W-8BEN or W-9, described in the Share Letter of Transmittal and/or Option Letter of Transmittal, as applicable.

“Survival Date” has the meaning set forth in Section 10.1.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Tax” or “Taxes” means all federal, state, local, municipal or foreign taxes, charges, fees, levies or other similar assessments, including any income, alternative or add-on minimum, custom, duties, disabilities, estimated, environmental, license, occupation, premium, profits, personal property, real property, registration, social security (or similar, including FICA), severance, sales, transfer, use, value added, windfall profits, unemployment, ad valorem, capital, documentary stamp, employment, excise, franchise, net income, gross receipts, intangible, payroll, property, and withholding taxes, together with any interest, additions or penalties with respect thereto imposed by any Taxing Authority, whether disputed or not.

“Tax Return” means any return, report statement, schedule, declaration, claim for refund or information return or statement or other document (including any attachment or amendment thereto) with respect to Taxes required to be filed with any Taxing Authority.

“Taxing Authority” means the IRS and any other Governmental Authority responsible for the administration of any Tax.

“Third Party Claim” has the meaning set forth in Section 10.4(a).

“Termination Date” has the meaning set forth in Section 9.1(b).

“Transaction Expenses” means without duplication, unpaid amounts, whether accrued for or not, determined as of immediately prior to the Closing, in respect of (i) all fees, costs, expenses incurred by or on behalf of the Company or its Subsidiaries in connection with the preparation, structuring, negotiation, documentation and consummation of the Transactions or the process leading to the Transactions, including all of the fees and expenses of Skadden, counsel, accountants and other advisors and Raymond James & Associates, Inc., (ii) (x) all severance payments and retention, sale, change of control or transaction bonuses payable to current or former employees, officers, directors, independent contractors or consultants of the Company or any of its Subsidiaries as a result of the Transactions (other than severance payments made as a result of a termination of employment by or at the request of Parent, Surviving Corporation and any of their Affiliates), (y) any Tax gross-up payments payable to any employee, former employee, board member, consultant of (or other service provider to) the Company or any of its Subsidiaries, including any to be made in connection with the Closing Option Payments (the “Employee Payments”) and (z) the employer portion of any payroll Taxes imposed with respect to (1) any Employee Payments that are not Post-Closing Payments and (2) the Closing Option Payments, (iii) any payroll, social security, unemployment or similar Taxes deferred by the Company or any Company Subsidiaries pursuant to, or in connection with, the CARES Act, IRS Notice 2020-65, or any other state, federal or local law, notice or executive order providing similar relief in connection with COVID-19, and (iv) all fees and expenses payable as a result of the consummation of the Transaction to or on behalf of any direct or indirect stockholder of the Company, including Pine Brook Road Associates, L.P., Pan American Financial, LP or any Affiliate thereof (or any Portfolio Company or affiliated fund or management thereof), pursuant to any agreement or arrangement with the Company or any

Subsidiary; provided that Transaction Expenses shall not include any expenses of, or expenses initiated at the request of, Parent, Merger Sub or any of their Affiliates related to their respective financing activities (if any) related to the Merger; provided, further, that in no event shall Transaction Expenses that are outstanding and unpaid as of immediately prior to the Closing be set forth as a liability on the Estimated Closing Balance Sheet, Initial Closing Statement or Final Closing Statement.

“Transaction Tax Deductions” means, without duplication and in each case to the extent deductible for federal income Tax purposes, (i) the Transaction Expenses, (ii) any item of loss, deduction or credit related to fees, costs and expenses of the Company or any Subsidiary attributable to or arising out of the Transactions, (iii) all success-based fees of professionals (including investment bankers and other consultants and advisors) paid by or on behalf of the Company or the Subsidiaries in connection with the Transactions, (iv) the capitalized financing costs and expenses and any prepayment premium or fee as a result of the payoff or satisfaction of any debt of the Company in connection with the Closing, (v) the Employee Payments, and (vi) the employer portion of any payroll Taxes imposed with respect to any of the foregoing.

“Transactions” means the transactions contemplated by this Agreement (including the Merger) and the Related Documents.

“Transfer Taxes” means any and all transfer Taxes, including sales, use, excise, gross receipts, registration, real estate, stamp, documentary, notarial, filing, recording, permit, license, authorization and similar Taxes.

“Treasury Regulations” means the regulations promulgated under the Code, as such regulations may be amended from time to time.

“Unaudited Financial Statements” has the meaning set forth in Section 4.7(a).

“Unclaimed Account” has the meaning set forth in Section 3.5(a)(iii).

“Vested Option Share” means a share of Common Stock issuable in respect of a Company Option outstanding as of immediately prior to the Effective Time that is vested, in-the-money and exercisable as of immediately prior to, or simultaneously with, the Effective Time, as determined by the Company in accordance with the terms of the applicable Stock Option Plan.

“Waiving Parties” has the meaning set forth in Section 11.18(a).

“WARN Act” has the meaning set forth in Section 4.14(e).

“Wire Transfer” means a payment in immediately available funds by wire transfer in lawful money of the United States to such account or to a number of accounts as shall have been designated by written notice from the receiving party to the paying party.

Article II

THE MERGER; CLOSING

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”) in accordance with the terms of, and subject to the conditions set forth in, this Agreement and the DGCL. The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue its existence as a corporation under the laws of the State of Delaware, and the separate existence of Merger Sub shall cease.

2.2 Effective Time. Subject to the provisions of this Agreement and the DGCL, on or prior to the Closing Date, the parties shall file a properly executed certificate of merger (the “Certificate of Merger”) with the Delaware Secretary in accordance with the requirements of Section 251 of the DGCL and shall take all such other actions as may be required by Law to make the Merger effective as promptly as practicable. The Merger shall have the effects set forth in Sections 251 and 259 of the DGCL and shall become effective at the time that the Certificate of Merger is accepted for filing by the Delaware Secretary or at such later date and time as may be agreed to by the parties and specified in the Certificate of Merger (such date and time, the “Effective Time”).

2.3 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Transactions (the “Closing”) will take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), One Manhattan West, New York, NY 10001, or by electronic exchange of counterpart signature pages to the Related Documents and any other documents contemplated by this Agreement to be executed and delivered at the Closing, at 10:00 a.m., New York City time, on the first Business Day immediately following the Measurement Date, or at such other date, time and/or location as the Company and Parent mutually agree (the date that the Closing actually occurs, the “Closing Date”); provided that if the Measurement Date is December 31, 2021 then (a) the Closing Date shall be December 31, 2021 and (b) the Closing shall occur at 11:59 p.m. unless another date and/or time is mutually agreed to in writing by the Company and Parent. Except as otherwise set forth herein, all proceedings to be taken and all documents to be executed and delivered by all parties hereto at the Closing will be deemed to have been taken, executed and delivered simultaneously.

2.4 Closing Deliverables.

(a) Deliveries by the Company. At or prior to the Closing, the Company shall deliver or cause to be delivered to Parent the following items:

(i) evidence of payment of the Closing payments set forth in Section 3.5(b);

(ii) the Equityholders’ Representative’s counterpart signature page to the Escrow Agreement and the Paying Agent Agreement, each duly executed by the Equityholders’ Representative;

(iii) a duly executed certificate from the Chief Executive Officer and Chief Financial Officer of the Company, dated as of the Closing Date, given by such officers on behalf of the Company and not in such officers’ individual capacities, certifying to the effect that the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied; and

(iv) a FIRPTA Certificate; provided that, if the Company fails to deliver the FIRPTA Certificate, Parent’s sole remedy shall be to withhold any applicable Taxes pursuant to Section 3.8 of this Agreement.

(b) Deliveries by Parent. At or prior to the Closing, Parent shall deliver or cause to be delivered to the Company and the Equityholders’ Representative the following items:

(i) evidence of payment of the Closing payments set forth in Section 3.5(a);

(ii) Parent’s counterpart signature page to the Escrow Agreement, duly executed by Parent, and Escrow Agent’s counterpart signature page to the Escrow Agreement, duly executed by the Escrow Agent;

(iii) Parent’s counterpart signature page to the Paying Agent Agreement, duly executed by Parent, and the Paying Agent’s counterpart signature page to the Paying Agent Agreement, duly executed by the Paying Agent; and

(iv) a duly executed certificate from an authorized officer of Parent and an authorized officer of Merger Sub, dated as of the Closing Date, given by each such officer on behalf of Parent or Merger Sub, as applicable, and not in such officer’s individual capacity, certifying to the effect that the conditions set forth in Sections 8.3(a) and 8.3(b) have been satisfied.

2.5 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without any further act or deed, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

2.6 Organizational Documents of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in the form attached hereto as Exhibit E hereto (the “A&R Certificate of Incorporation”), until duly amended or repealed in accordance with the provisions thereof and of Law and the bylaws of the Company shall be amended and restated to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until duly amended in accordance with the provisions of the certificate of incorporation of the Surviving Corporation, such bylaws and Law.

2.7 Directors and Officers of the Surviving Corporation.

(a) At the Effective Time, the Surviving Corporation shall take all necessary corporate actions such that the directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b) At the Effective Time, the Surviving Corporation shall take all necessary corporation action such that the officers of the Company as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Article III

EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE CONSTITUENT CORPORATIONS; Merger Consideration

3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent or Merger Sub or any of the stockholders of any of the foregoing:

(a) Each share of common stock, par value $0.01, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly and validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Company, in its capacity as the Surviving Corporation.

(b) Subject to Section 3.2, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares) shall be canceled, extinguished and automatically converted into the right to receive an amount of cash (without interest) equal to the sum of the (i) Per Share Merger Consideration (the “Closing Stock Consideration”) and (ii) amount of any Post-Closing Payments to be made in respect of such Common Stock held by such Stockholder pursuant to the terms of this Agreement (collectively, the “Common Stock Settlement Payments”). All amounts payable to Stockholders pursuant to this Section 3.1(b) shall be subject to and reduced (A) by any applicable Tax withholding amounts as provided in Section 3.8, and (B) any amounts due and owing to the Company by any Stockholder who is also an employee of the Company in connection with any advances or loans made by the Company to such employee regarding the payment of Taxes in connection with any issuance of Common Stock. The total amount to be paid to each Stockholder in respect of such shares of Common Stock so held shall be rounded down to the nearest whole cent.

(c) Each share of Common Stock held by (i) the Company in the Company’s treasury or (ii) the Company or Parent (in each case, other than shares of Common Stock held in any Employee Benefit Plans or related trust accounts, managed accounts, mutual funds or the like, or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted) (clauses (i) and (ii) collectively, the “Excluded Shares”) shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

3.2 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the applicable provisions of the DGCL (such shares, the “Dissenting Shares”) shall not be converted into the right to receive the Common Stock Settlement Payments as provided in Section 3.1(b), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the applicable provisions of the DGCL. At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the applicable provisions of the DGCL. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under the applicable provisions of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided thereby, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under such provisions shall cease and each such Dissenting Share shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Common Stock Settlement Payments as provided in Section 3.1(b). The Company shall give Parent prompt notice of any demands for appraisal (or any other communications evidencing a potential intent or threat to demand appraisal) and any other instruments or notices served pursuant to Section 262 of the DGCL. The Company shall not, except with the prior written consent of Parent, settle any such demands.

3.3 Company Options. At the Effective Time, (i) each Vested Option Share and each vested Company Option shall be canceled, extinguished and automatically converted into the right of the Holder to receive an amount of cash, without interest, equal to the sum of (a) the excess of the amount of the Per Share Merger Consideration over the per-share exercise price of such Vested Option Share (the “Closing Option Payments”) and (b) the amount of any Post-Closing Payments to be made in respect of such Vested Option Share pursuant to the terms of this Agreement (the “Post-Closing Option Payments”), and (ii) the Company shall take all actions necessary to provide that each Company Option that is unvested as of immediately prior to the Effective Time shall be cancelled for no consideration. The Surviving Corporation shall distribute to the applicable Holder, through its payroll system and less applicable withholding Taxes, (i) all applicable Closing Option Payments on the first regularly scheduled payroll date that is at least five (5) Business Days following the Effective Time in accordance with the Estimated Closing Statement and (ii) all applicable Post-Closing Option Payments on the first regularly scheduled payroll date that is at least five (5) Business Days following the date on which such payments are made generally pursuant to the terms of this Agreement, in each case of clauses (i) and (ii), only if such Holder shall have previously delivered to the Company or the Surviving Corporation duly completed and validly executed Surrender Documentation. The total amount to be paid to each Holder in respect of such Vested Option Shares so held shall be rounded down to the nearest whole cent.

3.4 Aggregate Merger Consideration; Estimated Closing Statement.

(a) Aggregate Merger Consideration. Subject to the provisions of this Agreement, the aggregate consideration to be paid by Parent in respect of the Merger (the “Aggregate Merger Consideration”) shall be an aggregate amount in cash equal to:

(i) $300,000,000 (the “Base Merger Consideration”);

(ii) plus the sum of the amount by which Closing Book Value exceeds Base Book Value (or minus the amount by which Base Book Value exceeds Closing Book Value);

(iii) less the amount of Transaction Expenses (the “Closing Transaction Expenses”); and

(iv) less the Income Tax Liability Amount.

(b) Estimated Closing Statement. The Company shall prepare (or cause to be prepared) and deliver to Parent, at least five (5) Business Days prior to the anticipated Closing Date, in each case, together with reasonable supporting detail:

(i) the Company’s estimate of the Closing Date Balance Sheet (the “Estimated Closing Balance Sheet”) and a schedule setting forth the Company’s estimate of the Closing Book Value as of the Measurement Time (“Estimated Closing Book Value”);

(ii) the Company’s estimate of: (A) the Closing Transaction Expenses (the “Estimated Closing Transaction Expenses”) and the Income Tax Liability Amount (the “Estimated Income Tax Liability Amount”) and (B) the resulting calculation of the (1) Aggregate Merger Consideration (such calculation, the “Estimated Closing Merger Consideration”) and (2) Per Share Merger Consideration (such calculation, the “Estimated Closing Per Share Merger Consideration”); and

(iii) a schedule in substantially the form set forth on Exhibit F (the “Holder Payment Schedule”) reflecting allocation amongst the Holders of an aggregate amount equal to the Net Estimated Closing Payment Amount in accordance with Section 3.1, Section 3.3 and this Section 3.4, as applicable (such schedule together with the documents contemplated by Section 3.4(b)(i)-(ii), the “Estimated Closing Statement”).

(c) The Estimated Closing Balance Sheet, the Estimated Closing Book Value, the Estimated Closing Transaction Expenses, the Estimated Income Tax Liability Amount, the Estimated Closing Merger Consideration and the Estimated Closing Per Share Merger Consideration will be prepared in accordance with the terms of this Agreement, including the Accounting Principles. Following Parent’s receipt of the Estimated Closing Statement and prior to the Closing, (a) Parent shall have the right to review and comment on such calculations and estimates, and the Company shall consider in good faith any such comments, and (b) the Company shall, and shall cause its Subsidiaries to, provide Parent access to the books, records and other information to the extent related to the preparation of the Estimated Closing Statement and reasonably requested by the Parent or its accountants in connection with such review. Notwithstanding the foregoing, if the Company and Parent cannot agree on any matter set forth in the Estimated Closing Statement, then the Closing shall proceed on the date and at the time contemplated by Section 2.3 in accordance with the Estimated Closing Statement.

3.5 Closing Payments.

(a) Prior to the Closing, Parent and the Equityholders’ Representative shall enter into the Paying Agent Agreement with the Escrow Agent (in such capacity, the “Paying Agent”). Any funds deposited by Parent with the Paying Agent pursuant to the Paying Agent Agreement shall be held in a dedicated non-interest bearing account and used to satisfy the payments that Parent is required to make in accordance with the terms of this Article III. At or prior to the Closing, in respect of the Merger, Parent shall pay (or cause the Paying Agent to pay) by Wire Transfer:

(i) to each Stockholder who has delivered or delivers duly completed and validly executed Surrender Documentation at least one Business Day prior to the Closing Date, to the account set forth in such Stockholder’s duly completed and validly executed Surrender Documentation, an amount equal to such Stockholder’s allocable share of the Net Estimated Closing Payment Amount, as reflected in the Estimated Closing Statement (other than any amounts payable in respect of Vested Option Shares held by such Stockholder, as reflected on the Estimated Closing Statement, which amounts will be paid to the Company as described in Section 3.5(a)(ii));

(ii) to a segregated account of the Company designated in writing by the Company at least one Business Day prior to the Closing Date, by Wire Transfer, an amount equal to the aggregate Closing Option Payments (as reflected in the Holder Payment Schedule) of each holder of Vested Option Shares, which amount shall be allocated and paid to the holders of Vested Option Shares in accordance with Section 3.3;

(iii) to a segregated account designated by the Paying Agent at least one Business Day prior to the Closing Date, solely for the benefit of the Stockholders that have not delivered duly completed and validly executed Surrender Documentation at least one Business Day prior to the Closing Date (such account, the “Unclaimed Account” and such Stockholders, “Late Stockholders”), by Wire Transfer, an amount equal to the sum of the amounts of the Net Estimated Closing Payment Amount allocated and payable to each such Late Stockholder (other than any amounts payable in respect of Vested Option Shares held by such Late Stockholder, as reflected on the Estimated Closing Statement, which shall be paid by the Surviving Corporation, in accordance with the mechanics described in Section 3.3 or in respect of Dissenting Shares), which deposit shall be used solely and exclusively for purposes of paying to each such Late Stockholder the consideration payable to such Late Stockholder as specified in Section 3.1(b). Such payment shall satisfy in full all payment obligations of the Surviving Corporation to any such Late Stockholders with respect to any shares of Common Stock held by such Late Stockholders, and thereafter such Late Stockholders shall only look to the Paying Agent for payment hereunder. Following the Closing, upon delivery by any Late Stockholder to Parent or the Surviving Corporation of duly completed and validly executed Surrender Documentation, (i) Parent or the Surviving Corporation shall promptly (and, in any event, not later than two Business Days after receipt of the duly completed and validly executed Surrender Documentation) notify the Paying Agent of such receipt and (ii) Parent or the Surviving Corporation shall promptly direct the Paying Agent to promptly (and, in any event, not later than five Business Days after such receipt) pay to such Late Stockholder cash in an amount equal to the amount of the Net Estimated Closing Payment Amount allocated and payable to such Late Stockholder, as set forth in the Estimated Closing Statement, which amounts shall be paid by Wire Transfer in accordance with the instructions provided by such Late Stockholder (except for any amounts allocated and payable in respect of Vested Option Shares held by such Late Stockholder, as reflected on the Estimated Closing Statement, which shall be by the Surviving Corporation, in accordance with the mechanics described in Section 3.3). No interest will be paid or will accrue on the cash payable to any Holder pursuant to this Section 3.5(a)(iii) or Section 3.3;

(iv) to the Escrow Agent, cash equal to the Adjustment Escrow Amount for deposit into the Adjustment Escrow Account and cash equal to the Indemnity Escrow Amount for deposit into the Indemnity Escrow Account. Any cash distributed to the Holders pursuant to the Escrow Agreement shall be deemed part of the Aggregate Merger Consideration; and

(v) to a segregated account designated by the Equityholders’ Representative on behalf of the Holders at least two Business Days prior to the Closing Date (the “Equityholders’ Representative Expense Account”), the Equityholders’ Representative Expense Amount to be held and used by the Equityholders’ Representative in accordance with Section 11.17(f).

Notwithstanding the foregoing, Parent may withhold a portion of the Estimated Closing Merger Consideration with respect to any Person that has executed an employment agreement that contains rollover or investment commitments from such employee, with the amount so withheld to be in accordance with the terms of such employment agreement, including any condition that such person must be employed as of the Closing for such rollover or investment to be required.

(b) At or prior to the Closing, in respect of the Merger, the Company shall pay (or cause to be paid) to the applicable third parties by Wire Transfer the amounts due and owing from the Company or any of its Subsidiaries to such third parties as Transaction Expenses, as set forth in the Estimated Closing Statement.

3.6 Holders of the Company. At least five Business Days prior to the Closing Date, Parent shall mail to each Person who is a holder of record, in the books and records of the Company, of (i) outstanding shares of Common Stock, a Share Letter of Transmittal and any other required Surrender Documentation, and (ii) a Vested Option Share, an Option Letter of Transmittal and any other required Surrender Documentation.

3.7 Payments to Persons Other than Registered Holders. If any consideration is to be paid to a Person other than the Person who is the registered holder, in the books and records of the Company, of shares of Common Stock or Vested Option Shares, as applicable, it shall be a condition to such exchange that the Person requesting such exchange shall deliver all documents reasonably requested by Parent and the Company or the Surviving Corporation to evidence and effect such transfer and shall pay to the Surviving Corporation any transfer or other Taxes payable by the Surviving Corporation required by reason of the payment of such consideration to a Person other than the registered holder of such shares of Common Stock or Vested Option Shares, as applicable, or such Person shall establish to the reasonable satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable.

3.8 Withholding Tax. Each of Parent, the Surviving Corporation, the Escrow Agent and the Paying Agent shall be entitled to deduct or withhold from any consideration payable pursuant to this Article III, including payments made under the Escrow Agreement, such amounts required to be deducted or withheld with respect to such payment under applicable Tax Law; provided that, if the Company delivers to Parent a fully executed FIRPTA Certificate, Parent and the Surviving Corporation shall not be entitled to deduct or withhold any amounts from such considerations pursuant to Section 1445 of the Code except otherwise required by changes in Law. Any amounts so withheld shall be timely and properly paid over to the appropriate Taxing Authority by Parent or the Surviving Corporation and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

3.9 No Liability for Abandoned Property. Any other provision of this Agreement notwithstanding, neither Parent nor the Surviving Corporation shall be liable to any Holder for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar Law.

3.10 Return of Funds. On the one-year anniversary of the Closing Date, any funds remaining in the Unclaimed Account or the segregated account of the Company described in Section 3.5(a)(ii) shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation (and any such cash (a) not already in an account of the Company shall be transferred to the Surviving Corporation by the Paying Agent by Wire Transfer and (b) may be comingled with the general funds of the Surviving Corporation), free and clear of all claims or interest of any Person previously entitled thereto (other than the claims of the applicable Holder and its heirs, assigns and transferees hereunder)), and such Holder shall look only to the Surviving Corporation for payment of such amounts.

3.11 Adjustments to Estimated Closing Merger Consideration.

(a) As soon as reasonably practicable following the Closing Date (and, in any event, not later than ninety (90) days thereafter) Parent shall prepare and deliver to the Equityholders’ Representative:

(i) an unaudited consolidated balance sheet of the Company and its Subsidiaries as of the Measurement Time and a schedule setting forth the calculation of the Closing Book Value; and

(ii) Parent’s calculation of the Closing Transaction Expenses, the Income Tax Liability Amount, the Aggregate Merger Consideration and the Per Share Merger Consideration (together with the documents contemplated by Section 3.11(a)(i), the “Initial Closing Statement”).

(b) The Initial Closing Statement shall be prepared in accordance with the terms of this Agreement, including the Accounting Principles. If Parent fails to deliver an Initial Closing Statement within the time period contemplated by Section 3.11(a), then, at the election of the Equityholders’ Representative (in its sole discretion), either (i) the Estimated Closing Statement shall be final and binding on all parties hereto or (ii) within twenty (20) days following the expiration of the ninety (90) day period provided in Section 3.11(a), the Equityholders’ Representative shall retain (at the expense of Parent) an accounting firm to provide an audit or other review of the Estimated Closing Statement and make any adjustments necessary thereto consistent with the provisions of this Section 3.11, and the resulting calculation shall be final and binding on all parties hereto. If the Equityholders’ Representative so retains an accounting firm (the “Equityholders’ Representative Accounting Firm”), then, until the Aggregate Merger Consideration is finally determined by the Equityholders’ Representative Accounting Firm, Parent shall provide the Equityholders’ Representative Accounting Firm with reasonable access to (x) any and all books, records, workpapers, Contracts and other documents of Parent and its Affiliates relating to the Equityholders’ Representative Accounting Firm’s audit or other review of the Estimated Closing Statement and (y) the employees, accountants, attorneys and other representatives of Parent and its Affiliates, in each case, during normal business hours (in each case of clauses (x) and (y) subject to the entry into customary confidentiality agreements and access letters and with such access being solely for the purpose of enabling the Equityholders’ Representative Accounting Firm to conduct the review contemplated herein and in a manner that does not interfere, in any material respect, with the normal business operations of the Company and its Subsidiaries).

(c) The parties hereto acknowledge that the Estimated Closing Statement delivered by the Company to Parent pursuant to Section 3.4(b) will be prepared and delivered prior to the Closing Date and, therefore, the amounts set forth therein are estimates and may be different than the actual amount of such items at the Measurement Time. Accordingly, Sections 3.11 and 3.12 set forth the process by which the amounts set forth in the Estimated Closing Statement may be adjusted; provided that, in order to ensure that the adjustment of any such amount set forth in the Estimated Closing Statement reflects an adjustment only between the estimate thereof and the actual amount thereof, each component thereof shall be finally and solely determined consistent with the definitions of such terms and in accordance with the terms of this Agreement, including the Accounting Principles, in calculating any such items, as the sole purpose of the adjustment contemplated by Sections 3.11 and 3.12 is to measure the difference, if any, between the estimate of an amount of item set forth in the Estimated Closing Statement and the actual amount of such item as of the Measurement Time. Accordingly, none of the Equityholders’ Representative, Parent or any Accounting Firm shall give effect to or consider any event or circumstance occurring after the Measurement Time except to the extent provided for in the Accounting Principles.

(d) During the thirty (30) day period immediately following the Equityholders’ Representative’s receipt of the Initial Closing Statement (the “Review Period”),

Parent shall provide the Equityholders’ Representative and its representatives with reasonable access to (i) the books, records and workpapers of Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries) relating to the Initial Closing Statement and (ii) the employees of Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries) who assisted in the preparation of the Initial Closing Statement, in each case, during normal business hours (in each case subject to the entry into customary confidentiality agreements and access letters and with such access being solely for the purpose of enabling the Equityholders’ Representative and its representatives to conduct the review contemplated herein and in a manner that does not interfere, in any material respect, with the normal business operations of the Company and its Subsidiaries). Parent agrees that, following the Closing through the date that the Final Closing Statement becomes final and binding in accordance with Section 3.12, Parent will (and will cause its Affiliates, including the Surviving Corporation and its Subsidiaries, to) not take, or permit to be taken, any actions with respect to any accounting books, records, policies or procedures on which any item in the Initial Closing Statement is based, or upon which the Final Closing Statement is to be based, that would impede or delay the determination of the amount of any of the items in the Initial Closing Statement or the preparation of any Notice of Disagreement (as defined below) or the Final Closing Statement.

3.12 Reconciliation of Estimated Closing Statement; Adjustment.

(a) The Equityholders’ Representative shall notify Parent in writing (the “Notice of Disagreement”) prior to the expiration of the Review Period if the Equityholders’ Representative disagrees with the Initial Closing Statement. The Notice of Disagreement shall set forth in reasonable detail the (i) basis for such dispute, (ii) amounts involved and (iii) Equityholders’ Representative’s determination of the amounts of the Closing Book Value as of the Measurement Time, the Closing Transaction Expenses, the Income Tax Liability Amount, the Aggregate Merger Consideration and Per Share Merger Consideration. If no Notice of Disagreement is delivered by Equityholders’ Representative prior to the expiration of the Review Period, then the Initial Closing Statement shall be deemed to have been accepted by the Equityholders’ Representative and shall become final and binding upon the parties hereto in accordance with Section 3.12(e).

(b) During the twenty (20) days immediately following the delivery of a Notice of Disagreement (the “Consultation Period”), the Equityholders’ Representative and Parent shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement. If, during the Consultation Period, the Equityholders’ Representative and Parent mutually agree upon any matters set forth in the Notice of Disagreement, they shall signify such agreement in a writing signed by both such parties. All negotiations pursuant to this Section 3.12(b) shall be treated as compromise and settlement negotiations for purposes of Rule 408 of the Federal Rules of Evidence and comparable state rules of evidence.

(c) If the Equityholders’ Representative and Parent have been unable to resolve one or more of the matters specified in the Notice of Disagreement, then, at the end of the Consultation Period, the Equityholders’ Representative or Parent may submit such matters that remain in dispute with respect to the Notice of Disagreement to the Accounting Firm (each, a “Disputed Item”). If requested by the Accounting Firm, each of Equityholders’

Representative and Parent agrees that it will enter into a customary engagement letter with the Accounting Firm and provide customary indemnities in favor of the Accounting Firm. At the time of the submission of the Disputed Items to the Accounting Firm, each of the Equityholders’ Representative and Parent shall submit to the Accounting Firm a written statement setting forth in reasonable detail their respective positions with respect to the Disputed Items. The Equityholders’ Representative and Parent shall also have the opportunity to submit a written response to the other party’s written statement to the Accounting Firm, no later than ten (10) days following the date of receipt of such other party’s initial written statement. The failure of either such party to deliver its initial written statement by the end of the Consultation Period or response to such other party’s initial written statement within ten (10) days of receipt thereof shall constitute a waiver of such party’s right to submit the same, unless the Accounting Firm determines otherwise. During a review by the Accounting Firm, each of Parent and the Equityholders’ Representative and their respective accountants will make available to the Accounting Firm individuals, information, books and records and work papers, as may be reasonably requested by the Accounting Firm to fulfill its obligations under Section 3.11(b)(ii), this Section 3.12(c) and Section 3.12(d); provided, however, that the Equityholders’ Representative’s and Parent’s respective accountants shall not be obligated to make any work papers available to the Accounting Firm or to the other party except in accordance with such accountants’ normal disclosure procedures and then only after the Accounting Firm or the other party (as applicable) has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants. The Accounting Firm shall act as an expert and not as an arbitrator, and shall only consider the Disputed Items. All written communications to or from the Accounting Firm, on the one hand, and the Equityholders’ Representative or Parent (or any of their respective representatives), on the other hand, shall be delivered simultaneously to the Equityholders’ Representative and Parent, as applicable. In determining the Disputed Items, the Accounting Firm shall be bound by the terms of this Agreement (including the Accounting Principles) and shall not conduct any independent review of any matters. The Accounting Firm’s determination of the Disputed Items under this Section 3.12(c) shall be based solely on the submissions to the Accounting Firm by the Equityholders’ Representative and Parent and the terms and definitions of this Agreement (including the Accounting Principles), and not on the basis of independent review. Neither Parent nor the Equityholders’ Representative may disclose to the Accounting Firm and the Accounting Firm may not consider for any purpose, any settlement discussions or settlement offer(s) made by or on behalf of either Parent or the Equityholders’ Representative unless otherwise agreed by the other party.

(d) With respect to each Disputed Item, the Accounting Firm’s determination, if not in accordance with the position of either the Equityholders’ Representative or Parent, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Equityholders’ Representative in the Notice of Disagreement or by Parent in the Initial Closing Statement with respect to such disputed line item. During such determination period, the Accounting Firm also shall be instructed to (i) prepare an unaudited consolidated balance sheet of the Company and its Subsidiaries, as of the Measurement Time, based upon the (x) line items not disputed by the Equityholders’ Representative and Parent and (y) disputed line items as determined by the Accounting Firm in accordance with the foregoing provisions and (ii) determine the amount of the Closing Book Value reflected on such balance sheet. The Equityholders’ Representative and Parent shall instruct the Accounting Firm to (A) make a final determination only in respect of Disputed Items, (B) make such determination in accordance with the terms of this Agreement, including the Accounting Principles and (C) deliver such determination to such parties within thirty (30) Business Days after such submission, which determination shall be binding on the parties hereto and shall not be subject to appeal (absent manifest or mathematical error); provided that the failure of the Accounting Firm to deliver its written decision within such time period shall not constitute a defense or objection to the finality or enforcement of such determination. The unaudited consolidated balance sheet of the Company and its Subsidiaries, as of the Measurement Time, that is final and binding on the parties hereto, as determined either through Section 3.11(b), Section 3.12(a), Section 3.12(b) or this Section 3.12(d), is referred to as the “Final Balance Sheet”; the amount of Closing Book Value set forth therein is referred to as the “Final Closing Book Value”; and the Closing Transaction Expenses and Income Tax Liability Amount that is final and binding on the parties hereto, as determined either through Section 3.11(b), Section 3.12(a), Section 3.12(b) or this Section 3.12(d), is referred to as the “Final Closing Transaction Expense” and “Final Income Tax Liability Amount”, respectively. The “Final Closing Statement” shall set forth (x) the Final Balance Sheet, the Final Closing Transaction Expenses, the Final Income Tax Liability Amount and the Final Closing Book Value and (y) based on the foregoing, the Aggregate Merger Consideration (the “Final Merger Consideration”), the Per Share Merger Consideration and an updated version of the Holder Payment Schedule, reflecting allocation amongst the Holders of an aggregate amount equal to the Aggregate Merger Consideration set forth therein. The cost of, and expenses associated with, the Accounting Firm’s review and determination shall be allocated between Parent, on the one hand, and the Equityholders’ Representative (on behalf of the Holders), on the other hand, in the same proportion that the aggregate amount of the Disputed Items submitted to the Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Accounting Firm) bears to the total amount of such Disputed Items so submitted, such that the prevailing party pays the lesser proportion of such fees, costs and expenses.

(e) Not later than three (3) Business Days after the Final Closing Statement is final and binding on the parties hereto, as determined either through Section 3.11(b), Section 3.12(a), Section 3.12(b) or Section 3.12(d):

(i) If the Post-Closing Adjustment is a positive amount, then (A) Parent and the Equityholders’ Representative shall deliver a joint instruction letter to the Escrow Agent directing the Escrow Agent to promptly (and, in any event, not later than two Business Days following receipt thereof) release the Adjustment Escrow Amount less the employer portion of any payroll Taxes imposed with respect to such amount payable to the holders of Company Options and the EBU Holders as follows: (x) twenty percent (20%) of such released amount to the EBU Holders based on the applicable percentage opposite such EBU Holder’s name on the Holder Payment Schedule under the heading “Unitas Holdings Corp. EBU Ownership Ledger” and (y) eighty percent (80%) of such released amount to the Holders (other than a Holder of Dissenting Shares in respect of such Dissenting Shares) based on the percentage of the aggregate amount of the Closing Stock Consideration and Closing Option Payments that the applicable Holder became entitled to receive at the Effective Time, in accordance with the terms of the Escrow Agreement; provided that any amounts payable to holders of Company Options or to the EBU Holders shall be paid to the Surviving Corporation, and the employer portion of any payroll Taxes imposed with respect to such amount payable to the holders of Company Options and the EBU Holders shall be released to the Surviving Corporation (and the Surviving Corporation shall use such increased amount to pay such payroll Taxes), and Parent shall cause the Surviving Corporation to pay all such amounts payable to the holders of Company Options in accordance with the mechanics described in Section 3.3 and payable to the EBU Holders in accordance with terms of the applicable governing documents and, in any event, at or about the same time as payments are made to the other Holders (other than a Holder of Dissenting Shares in respect of such Dissenting Shares), and (B) Parent shall pay in cash to an account designated by Paying Agent (to be distributed in accordance with the forgoing clause (A)) the amount of the Post-Closing Adjustment.

(ii) If the Post-Closing Adjustment is a negative amount, then Parent and the Equityholders’ Representative shall deliver a joint instruction letter to the Escrow Agent directing the Escrow Agent to promptly (and, in any event, not later than two Business Days following receipt thereof) (A) release to an account designated by Parent in such joint instruction letter an amount equal to the lesser of (1) the absolute value of the amount of the Post-Closing Adjustment and (2) the Adjustment Escrow Amount (such lesser amount, the “Parent Adjustment Amount”), from the Adjustment Escrow Amount in accordance with the terms of the Escrow Agreement and (B) release the remainder of the funds in the Adjustment Escrow Account less the employer portion of any payroll Taxes imposed with respect to such amount payable to the holders of Company Options and the EBU Holders as follows: (x) twenty percent (20%) of the amount (if any) by which the Adjustment Escrow Amount exceeds the Parent Adjustment Amount to the EBU Holders based on the applicable percentage opposite such EBU Holder’s name on the Holder Payment Schedule under the heading “Unitas Holdings Corp. EBU Ownership Ledger” and (y) eighty percent (80%) of the amount (if any) by which the Adjustment Escrow Amount exceeds the Parent Adjustment Amount to the Holders (other than a Holder of Dissenting Shares in respect of such Dissenting Shares) based on the percentage of the aggregate amount of the Closing Stock Consideration and Closing Option Payments that the applicable Holder became entitled to receive at the Effective Time, in accordance with the terms of the Escrow Agreement; provided that any amounts payable to holders of Company Options or to the EBU Holders shall be paid to the Surviving Corporation, and the employer portion of any payroll Taxes imposed with respect to such amount payable to the holders of Company Options and the EBU Holders shall be released to the Surviving Corporation (and the Surviving Corporation shall use such increased amount to pay such payroll Taxes), and Parent shall cause the Surviving Corporation to pay all such amounts payable to the holders of Company Options in accordance with the mechanics described in Section 3.3 and payable to the EBU Holders in accordance with terms of the applicable governing documents and, in any event, at or about the same time as payments are made to the other Holders (other than a Holder of Dissenting Shares in respect of such Dissenting Shares). In no event will the Holders or the Equityholders’ Representative be liable to Parent in respect of the Parent Adjustment Amount for any amount, and Parent’s sole recourse with respect to recovery of the Parent Adjustment Amount shall be payment of the Parent Adjustment Amount (and, if the Post-Closing Adjustment is in excess of the Adjustment Escrow Amount, Parent is entitled to elect that any such excess may be released from the

Indemnity Escrow Account) to an account designated by Parent from the Adjustment Escrow Amount remaining in the Adjustment Escrow Account (and, if applicable the Indemnity Escrow Account).

(iii) If the Post-Closing Adjustment is zero, then Parent and the Equityholders’ Representative shall deliver a joint instruction letter to the Escrow Agent directing the Escrow Agent to promptly (and, in any event, not later than two Business Days following receipt thereof) release the Adjustment Escrow Amount less the employer portion of any payroll Taxes imposed with respect to such amount payable to the holders of Company Options and the EBU Holders as follows: (x) twenty percent (20%) of the Adjustment Escrow Amount to the EBU Holders based on the applicable percentage opposite such EBU Holder’s name on the Holder Payment Schedule under the heading “Unitas Holdings Corp. EBU Ownership Ledger” and (y) eighty percent (80%) of the Adjustment Escrow Amount to the Holders (other than a Holder of Dissenting Shares in respect of such Dissenting Shares) based on the percentage of the aggregate amount of the Closing Stock Consideration and Closing Option Payments that the applicable Holder became entitled to receive at the Effective Time, in accordance with the terms of the Escrow Agreement; provided that any amounts payable to holders of Company Options or to the EBU Holders shall be paid to the Surviving Corporation, and the employer portion of any payroll Taxes imposed with respect to such amount payable to the holders of Company Options and the EBU Holders shall be released to the Surviving Corporation (and the Surviving Corporation shall use such increased amount to pay such payroll Taxes), and Parent shall cause the Surviving Corporation to pay all such amounts payable to the holders of Company Options in accordance with the mechanics described in Section 3.3 and payable to the EBU Holders in accordance with terms of the applicable governing documents and, in any event, at or about the same time as payments are made to the other Holders (other than a Holder of Dissenting Shares in respect of such Dissenting Shares).

(f) “Post-Closing Adjustment” means the amount of equal to (i) the Final Merger Consideration minus (ii) the Estimated Closing Merger Consideration.

(g) Notwithstanding anything to the contrary contained herein, any payments under this Section 3.12 or pursuant to the Escrow Agreement shall be treated as adjustments to the Aggregate Merger Consideration for all Tax purposes, except as otherwise required by Law.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the disclosure schedule delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Schedule”), the Company hereby makes the representations and warranties contained in this Article IV to Parent and Merger Sub:

4.1 Organization; Standing.

(a) The Company is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to own, lease and operate its rights and properties and to carry on its business as now being conducted. The Company has made available to Parent true and complete copies of its certificate of incorporation and bylaws as in effect on the date of this Agreement and the Company is not in violation of such organizational documents.

(b) The Company is duly qualified or authorized to transact business in, and in good standing under the Laws of, each jurisdiction where the nature or ownership of its rights and properties or the conduct of its business as now conducted requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing has not had, individually or in the aggregate, a Material Adverse Effect or would not prevent or materially impede or delay the consummation by the Company of the transactions contemplated by this Agreement.

(c) The Company is a holding company and was formed for the purpose of investing in United PanAm Financial Corp. The Company does not (i) own or hold (and since its formation has not owned or held) any assets except for the equity interests of United PanAm Financial Corp. and other assets of de minimis value typical of a holding company, (ii) conduct any material business other than with respect to its equity interests in United PanAm Financial Corp. or (iii) have (and since its formation has not had) any liabilities (other than de minimis liabilities incidental to its operation as a holding company).

(d) Nothing in this Section 4.1 shall be deemed to constitute a representation or warranty with respect to any Licenses, which are exclusively addressed by Section 4.19.

4.2 Power and Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by the Company in connection with the consummation of the Transactions (such other agreements, documents, instruments or certificate, collectively, the “Company Documents”) and, subject to obtaining the Stockholder Approval, to consummate the Transactions to which it is a party, including the Merger. The execution, delivery and performance by the Company of this Agreement and each Company Document and the consummation by the Company of the Transactions to which it is a party, including the Merger, have been duly authorized by all requisite corporate action on the part of the Company, other than the Stockholder Approval. Except for obtaining the Stockholder Approval, no other approvals or actions are necessary on the part of the Company or the Company’s equityholders to authorize the execution, delivery and performance of this Agreement and the Company Documents to which the Company is or as of the Closing will be a party and the consummation by the Company of the Transactions to which it is a party, including the Merger.

4.3 Enforceability. This Agreement has been, and each Company Document will be at or prior to the Closing, duly authorized, executed and delivered by the Company, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement, subject to obtaining the Stockholder Approval, constitutes, and each Company

Document when so executed and delivered by the Company will constitute, the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms applicable to the Company, except as the same may be limited by the Equitable Exceptions.

4.4 Capitalization.

(a) The authorized capital stock of the Company consists of 290,000 shares of Common Stock and 10,000 shares of preferred stock. As of the date of this Agreement, (i) 71,092.63 shares of Common Stock are issued and outstanding, (ii) 6,855.04 shares of Common Stock are subject to issued and outstanding Company Options, of which 6,169.54 are vested as of the date of this Agreement or will become vested upon consummation of the Transactions, (iii) no shares of preferred stock are issued and outstanding and (iv) no shares of Common Stock or preferred stock are held by the Company in its treasury. As of the date of this Agreement, all of the issued and outstanding shares of capital stock of the Company (A) were duly authorized for issuance and are validly issued, fully paid and non-assessable and (B) were issued in accordance with the governing documents of the Company and not in violation of any applicable Laws or contractual rights of any other Persons, including any rights of first refusal or subscription, preemptive rights or similar rights (including preemptive rights that have been waived). No Subsidiary of the Company owns any shares of capital stock of the Company.

(b) Section 4.4(b) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of the names of each holder of Common Stock and Company Options, the number of shares of Common Stock held by such holder, the number of Company Options held by such holder, the exercise price of such holder’s Company Options, the vesting schedule with respect to such Company Options and the number of shares of Common Stock subject thereto. Other than as set forth in Section 4.4(b) of the Company Disclosure Schedule, there are no outstanding (i) other equity securities of the Company, (ii) securities of the Company convertible into or exchangeable for equity securities of the Company, (iii) options or other rights to acquire equity securities (or securities convertible into or exchangeable for equity securities) from the Company, (iv) “phantom” stock rights, stock-based performance units, stock appreciation rights, other equity-based compensation awards or other rights, agreements, arrangements or commitments of any kind based on the value or profits of the Company and (v) obligations of the Company to repurchase, redeem, issue or sell, any equity securities (or securities convertible into or exchangeable for equity securities) of the Company. The Company has no authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the holders of the capital stock of the Company on any matter.

(c) Except for the Shareholders’ Agreement and the Registration Rights Agreement, none of the Company or any of its Subsidiaries is bound by any right of first refusal, right of first offer, proxy, voting agreement, voting trust, registration rights agreement or shareholders agreement with respect to the sale or voting of any shares of capital stock of the Company or any of its Subsidiaries or any securities convertible into or exchangeable or exercisable for any shares of capital stock of the Company or any of its Subsidiaries.

4.5 Subsidiaries.

(a) Section 4.5(a) of the Company Disclosure Schedule sets forth the names of the direct and indirect Subsidiaries of the Company, the jurisdiction in which each such Subsidiary is organized and the equity ownership thereof. All of the issued and outstanding equity interests of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable, have not been issued in violation of, and are not subject to, any rights of first refusal or subscription, preemptive rights or similar rights and are owned by the Company or one or more of its Subsidiaries, free and clear of all Liens (other than Permitted Liens and transfer restrictions under applicable securities Laws). There are no outstanding rights, options, warrants, convertible securities, subscription rights, conversion rights, exchange rights or other agreements that require any of the Company’s Subsidiaries to issue any equity interests.

(b) Each Subsidiary of the Company is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its rights and properties and to carry on its business as now being conducted, except where the failure to be so validly existing or have such requisite power and authority has not had, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Parent true and complete copies of the organizational and governing documents of each of its Subsidiaries, including all amendments or modifications thereto, as in effect on the date of this Agreement, and no such Subsidiary is in violation, in any material respect, of any provision of such organizational or governing documents.

(c) Each Subsidiary of the Company is duly qualified or authorized to transact business in, and in good standing under the Laws of, each jurisdiction where the nature or ownership, leasing or operation of its rights and properties or the conduct of its business as now conducted requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing has not had, individually or in the aggregate, a Material Adverse Effect.

(d) Other than as set forth in Section 4.5(d) of the Company Disclosure Schedule, there are no outstanding (i) other equity securities of any of the Company’s Subsidiaries, (ii) securities of any of the Company’s Subsidiaries convertible into or exchangeable for equity securities of any of the Company’s Subsidiaries, (iii) options or other rights to acquire equity securities (or securities convertible into or exchangeable for equity securities) from any of the Company’s Subsidiaries, (iv) “phantom” stock rights, stock-based performance units, stock appreciation rights, other equity-based compensation awards or other rights, agreements, arrangements or commitments of any kind based on the value or profits of any of the Company’s Subsidiaries and (v) obligations of any of the Company’s Subsidiaries to repurchase, redeem, issue or sell, any equity securities (or securities convertible into or exchangeable for equity securities) of any of the Company’s Subsidiaries. The Company’s Subsidiaries have no authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the holders of the capital stock of any of the Company’s Subsidiaries on any matter.

(e) Nothing in this Section 4.5 shall be deemed to constitute a representation or warranty with respect to any Licenses, which are exclusively addressed by Section 4.19.

4.6 No Violation; Consents and Approvals. None of the execution and delivery by the Company of this Agreement and of the Company Documents nor the consummation by the Company of the Transactions to which it is a party or the compliance by it with any of the provisions hereof or thereof will: (a) conflict with, result in a breach of or default under, or violate any provision of the organizational documents of the Company or any of its Subsidiaries, (b) assuming all consents, approvals and authorizations contemplated in Section 4.6(e) below have been obtained and all filings described therein have been made, violate any Law, License or Privacy Requirement applicable to, binding upon or enforceable against the Company or any of its Subsidiaries, or by which any of their respective properties or assets are bound, (c) conflict with, violate, result in any breach or termination of, or constitute (with or without due notice or lapse of time or both) a default or violation (or give rise to any right of termination, amendment, cancellation, payment or acceleration) under, require any consent of any Person pursuant to, or result in any payment obligation or loss of material benefit in respect of, any Contract or License, in each case, to which the Company or any of its Subsidiaries is a party, (d) result in the creation or imposition of any Lien (other than a Permitted Lien) upon any of the property, rights or assets of the Company or any of its Subsidiaries, or (e) other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (ii) the Governmental Approvals, including compliance with the applicable requirements of the HSR Act, the State Approvals, the Required Regulatory Approvals and any filings, consents or approvals required with respect to any Licenses of the Company, require any filing with or any consent, waiver or approval of any Governmental Authority, except, in the case of each of clauses (b) through (e) above, for such exceptions that have not had, individually or in the aggregate, a Material Adverse Effect or that would not prevent or materially impede or delay the consummation by the Company of the transactions contemplated by this Agreement.

4.7 Financial Statements.

(a) Copies of the following financial statements have been made available to Parent prior to the date of this Agreement: (i) the audited consolidated balance sheets of United PanAm Financial Corp. and its Subsidiaries as of December 31, 2019 and December 31, 2020 and the related audited consolidated statements of income, retained earnings and cash flows for the years then ended, together with the notes thereto (the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of United PanAm Financial Corp. and its Subsidiaries as of June 30, 2021 and the related unaudited consolidated statements of income, retained earnings and cash flows for the six (6) month period then ended (the “Unaudited Financial Statements”, and together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in all material respects in accordance with GAAP, consistently applied throughout the periods indicated (except as indicated in the related notes thereto), and fairly present in all material respects the financial position and results of operations and changes in cash flows of United PanAm Financial Corp. on a consolidated basis with its Subsidiaries as of the respective dates and for the respective periods set forth therein; provided, however, that the Unaudited Financial Statements do not include certain normal and recurring year-end adjustments (none of which are expected to be material individually or in the aggregate) and footnote disclosures. The Company does not have or prepare (and since its formation has not prepared) any financial statements of the Company, either on a standalone or consolidated basis with its Subsidiaries.

(b) United PanAm Financial Corp. and its Subsidiaries maintain, and have maintained for the periods reflected in the Financial Statements, internal controls over financial reporting that provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of United PanAm Financial Corp. and its Subsidiaries are being made only in accordance with the authorization of management and directors of the United PanAm Financial Corp. and its Subsidiaries and are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the United PanAm Financial Corp. and its Subsidiaries’ assets that could have a material effect on the financial statements of the Company and its Subsidiaries. Since January 1, 2019, United PanAm Financial Corp. has not identified and has not been advised by the United PanAm Financial Corp.’s auditors of any fraud or allegation of fraud, whether or not material, that involves management or other employees of the United PanAm Financial Corp. or any of its Subsidiaries who have a role in the United PanAm Financial Corp.’s or any of its Subsidiaries’ internal controls over financial reporting.

(c) Section 4.7(c) of the Company Disclosure Schedule sets forth a true, correct and complete list of (1) the outstanding principal balance of all Retail Installment Sale Contracts held by the Company and its Subsidiaries as of June 30, 2021 and (2) since January 1, 2021 through September 30, 2021, all charge-offs recorded by the Company and its Subsidiaries on their respective books in respect thereof as of such date. Except as set forth in Section 4.7(c) of the Company Disclosure Schedule, as of June 30, 2021, no Retail Installment Sale Contract is more than thirty (30) days delinquent in the payment of interest or principal therein.

4.8 Absence of Undisclosed Material Liabilities. Except as required by this Agreement, neither the Company nor any of its Subsidiaries has any liabilities, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required to be included on a balance sheet in accordance with GAAP, other than liabilities (a) set forth or reflected in the Financial Statements, (b) that have arisen after the Balance Sheet Date in the Ordinary Course of Business, (c) for legal, accounting, financial advisory and other advisory or consulting fees or expenses incurred in connection with or contemplated by this Agreement or the Transactions (each of which shall, to the extent unpaid as of the Closing, be Transaction Expenses hereunder), or (d) that have not had individually or in the aggregate, a Material Adverse Effect.

4.9 Absence of Certain Changes. (a) Since December 31, 2020 through the date of this Agreement, the Company and its Subsidiaries have conducted their business in all material respects in the Ordinary Course of Business, except (i) as it may relate to any Pandemic or any Pandemic Measure and (ii) in connection with or relating to this Agreement and the Transactions and (b) since December 31, 2020, there has not occurred a Material Adverse Effect or any events that, individually or in the aggregate, could reasonably be expected to prevent or materially impede or delay the consummation by the Company of the transactions contemplated by this Agreement.

4.10 Litigation. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (a) there are no Actions (other than investigations) pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries, (b) to the Company’s Knowledge, there are no investigations pending or threatened against the Company or any of its Subsidiaries and (c) there is no injunction, order, judgment, settlement or decree imposed upon or entered against the Company or any of its Subsidiaries that restricts, in any material respect, the business or operations of the Company or any of its Subsidiaries, taken as a whole, or that imposes material obligations on the Company or any of its Subsidiaries, taken as a whole.

4.11 Environmental Matters. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2019:

(a) the Company and its Subsidiaries have been in compliance with all Environmental Laws;

(b) the Company and its Subsidiaries have been in compliance with all Licenses required by Environmental Laws that are necessary to conduct their business and operate the Leased Real Property (“Environmental Licenses”);

(c) neither the Company nor any of its Subsidiaries have been subject to any pending or, to the Company’s Knowledge, threatened action, suit or proceeding alleging that the Company or any of its Subsidiaries is in violation of any Environmental Law or any Environmental Licenses or has any liability under any Environmental Law;

(d) the Company and its Subsidiaries have not treated, stored, disposed of, arranged for the disposal of, transported, handled or released any Hazardous Material in violation of any Environmental Laws or as would reasonably be expected to result in liability under any Environmental Laws; and

(e) no Hazardous Materials have been present at or about the Leased Real Property in amount or condition that would reasonably be expected to result in liability to the Company or any of its Subsidiaries under any Environmental Laws.

4.12 Title to Properties.

(a) Section 4.12(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the address of each Leased Real Property and a true and complete list of all Leases for each such Leased Real Property, copies of which (including all amendments, modifications, supplements and rent deferral agreements thereto) have been provided to Parent. Except for those matters which have not had, individually or in the aggregate, a Material Adverse Effect, with respect to the Leased Real Property and each of the Leases: (i) the Company and each of its Subsidiaries hold good and valid leasehold estates or, as the case may be, leasehold interests as tenants in each parcel of Leased Real Property, free and clear of all Liens (other than Permitted Liens) and no other Person has any occupancy or use rights for any of the Leased Real Property; (ii) each Lease is legal, valid, binding, enforceable and in full force and effect against the Company and each of its Subsidiaries party thereto and, to the Company’s

Knowledge, the other party thereto, subject, in each case, to the Equitable Exceptions and any Pandemic Measure; and (iii) neither the Company nor any of its Subsidiaries is in breach or default (or has received any written notice regarding any alleged breach or default) under any such Lease, and to the Company’s Knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default. There has been, to the Company’s Knowledge, no rent deferred under any Lease due to COVID-19 or otherwise that is currently unpaid or outstanding.

(b) The Leased Real Property identified on Section 4.12(a) of the Company Disclosure Schedule constitutes all of the real property used or occupied by the Company and its Subsidiaries as of the date of this Agreement.

(c) United PanAm Financial Corp. or one of its Subsidiaries, as the case may be, owns good and marketable title to, or holds pursuant to valid and enforceable licenses or leases, the material tangible personal property and material tangible assets reflected in the Financial Statements as of the Balance Sheet Date or acquired since such date (except for assets disposed of since the Balance Sheet Date in the Ordinary Course of Business), free and clear of all Liens other than Permitted Liens, except to the extent failure to so own or hold such tangible properties and tangible assets has not had and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(d) Neither the Company nor any of its Subsidiaries owns or holds (or has the right or obligation to purchase) a fee simple interest in any real property.

4.13 Compliance with Laws.

(a) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2019, (i) the business of the Company and its Subsidiaries has been conducted in accordance with all applicable Laws, and the Company and its Subsidiaries are not in violation of any applicable Laws and have not received any written notice (or, to the Company’s Knowledge, any other notice) from any Governmental Authority alleging that the Company or any of its Subsidiaries is in violation of any applicable Law and (ii) the Company and its Subsidiaries have maintained all Licenses (including state consumer credit or lending, sales finance, servicer and collection agency licenses) required to be so maintained to carry on the business of the Company and its Subsidiaries, as applicable.

(b) As of the date of this Agreement, there is no unresolved material violation with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by, any Governmental Authority of the Company or any of its Subsidiaries.

(c) Since January 1, 2019, the Company and its Subsidiaries have complied in all material respects with all applicable Consumer Protection Laws and contractual and fiduciary obligations relating to the applicable Consumer Protection Laws, including Laws and obligations related to consumer lending or financing, discriminatory lending, purchasing or servicing holding consumer assets, collecting consumer debts, processing consumer payments, consumer advertising and disclosures, and unfair, deceptive or abusive acts or practices. Since January 1, 2019, the Company and its Subsidiaries have maintained a written consumer compliance program that maintains reasonable and appropriate procedures and controls to ensure compliance with applicable Consumer Protection Laws.

(d) Since January 1, 2019, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have conducted operations in compliance with applicable financial recordkeeping and reporting requirements of all anti-money laundering, anti-terrorist financing and know-your-customer Laws administered or enforced by any Governmental Authority in jurisdictions where the Company and its Subsidiaries conduct business (collectively, the “Anti-Money Laundering Laws”).

(e) Since January 1, 2019, (i) the Company and its Subsidiaries and, to the Company’s Knowledge, their respective officers, directors, agents and employees, in each case, in their capacity as such, have complied in all material respects with (A) all anti-corruption laws (collectively, “Anti-Corruption Laws”) and (B) all economic sanctions Laws including those administered by the Office of Foreign Assets Control (collectively, “Sanctions”), in each case, solely to the extent such laws are applicable to the Company’s business and (ii) the Company and its Subsidiaries have not engaged in any transactions or dealings with any Person or jurisdiction that, to the Company’s Knowledge, is the subject or target of Sanctions. The Company has implemented and maintains in effect policies and procedures reasonably designed to ensure compliance by the Company and its Subsidiaries with Anti-Corruption Laws and Sanctions in all material respects, if applicable.

4.14 Employees.

(a) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and, since January 1, 2019, have been in compliance with all Laws relating to the employment and retention of labor, including provisions thereof relating to wages, hours, equal opportunity and collective bargaining.

(b) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, there are no, and, since January 1, 2019 through the date of this Agreement, there have been no, material actions, suits or proceedings against the Company or any of its Subsidiaries pending or, to the Company’s Knowledge, threatened by or before any Governmental Authority based on the hiring, employment or termination of employment of any employee or other workers of the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or similar labor-related Contract with any labor union, and there is and has been, since January 1, 2019 through the date of this Agreement, no labor strike, work stoppage or other material labor dispute actually occurring or, to the Company’s Knowledge, threatened by employees of the Company or any of its Subsidiaries. To the Company’s Knowledge, there is no representation petition with respect to any employee of the Company or any of its Subsidiaries pending before the National Labor Relations Board.

(d) Each person who is a current or former service provider of the Company and its Subsidiaries is and has at all times, since January 1, 2019 through the date of this Agreement, been properly classified by the Company or its applicable Subsidiary in all material respects: (i) as either an employee or independent contractor under applicable Law; and (ii) for employees, overtime exempt or non-exempt under applicable Law.

(e) Since January 1, 2019 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the Workers Adjustment and Retraining Notification Act or any similar state or local Law (collectively, the “WARN Act”), issued any notification of a plant closing or mass layoff required by the WARN Act, or incurred any liability or obligation under the WARN Act that remains unsatisfied.

(f) To the Company’s Knowledge: (i) no current or former employee of the Company or any of its Subsidiaries is in material violation of any non-disclosure agreement, non-competition agreement, non-solicitation agreement, confidentiality agreement proprietary information agreement with the Company or any of its Subsidiaries; and (ii) the continued employment of any current employees will not result in any such material violation.

(g) Since January 1, 2019 through the date of this Agreement, neither the Company nor any of its Subsidiaries has been a party to a settlement agreement with a current or former employee that relates primarily to allegations of sexual harassment against any officer, director, or employee of the Company or any of its Subsidiaries. To the Company’s Knowledge, since January 1, 2019 through the date of this Agreement, no allegation of sexual harassment in violation of applicable Law has been made against any officer, director or employee of the Company or any of its Subsidiaries.

(h) To the Company’s Knowledge, each current employee is authorized to work for the Company and its Subsidiaries in his or her current position and the Company and its Subsidiaries have a correct and current Form I-9 on file for every such employee.

4.15 Employee Benefit Plans.

(a) Section 4.15(a) of the Company Disclosure Schedule contains a true and complete list of each material Employee Benefit Plan. The term “Employee Benefit Plan” means each “employee benefit plan” as such terms is defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any other plan, policy, program, agreement or arrangement providing for compensation, equity or equity-based incentives, fringe benefits, perquisites, profit-sharing, deferred compensation, bonus, incentive, pension, retirement, retention, severance, change of control, employment, consulting, supplemental unemployment benefits, survivor benefits, health benefits, welfare benefits, dental benefits, disability benefits, retiree medical, paid-time off, vacation, life insurance or other benefits, in each case (i) which is sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employee or individual consultant of the Company or any of its Subsidiaries or (ii) with respect to which the Company or any of its Subsidiaries would reasonably be expected to have any actual or contingent liability.

(b) With respect to each material Employee Benefit Plan, the Company has made available to Parent a true and complete copy of each Employee Benefit Plan, including any amendments thereto, and a true and complete copy of the following items (in each case, only if applicable): (i) a written description of each such Employee Benefit Plan if such plan is not set forth in a written document; (ii) each summary plan description and summary of material modifications; (iii) the most recently filed annual report on Form 5500; (iv) the most recent financial statement and actuarial or other valuation report prepared with respect thereto; and (v) the most recently received IRS determination or opinion letter.

(c) Each Employee Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and Law, including ERISA and the Code. As of the date of this Agreement, other than routine claims for benefits, there are no pending or, to the Company’s Knowledge, threatened actions, suits or proceedings by or on behalf of any Employee Benefit Plan, by any employee or beneficiary covered under any such Employee Benefit Plan, as applicable, or otherwise involving any such Employee Benefit Plan.

(d) With respect to each Employee Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code and the trust (if any) forming a part thereof, (i) each such Employee Benefit Plan has been determined to be so qualified and has received a favorable determination or opinion letter from the IRS with respect to its qualification and (ii) no event has occurred that would reasonably be expected to result in disqualification or adversely affect such exemption.

(e) Neither the Company and its Subsidiaries nor any of their ERISA Affiliates maintains, contributes to, or sponsors or has maintained, contributed to or sponsored a multiemployer plan (as defined in Section 3(37) of ERISA) or any plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code. No liability under Title IV or Section 302 of ERISA has been incurred by the Company or any of its ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any of its Subsidiaries of incurring any such liability.

(f) None of the Employee Benefit Plans obligates the Company to provide a current or former employee (or any beneficiary or dependent thereof) of the Company with any material life insurance or medical or health benefits after his or her termination of employment or service with the Company, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state Law.

(g) Neither the execution nor delivery of this Agreement, nor the consummation of the Merger will, whether alone or in combination with any other event: (i) result in the accelerated vesting or payment of, or any increase in the amount of, or funding for, any compensation or benefits to any current or former employee, individual consultant or director of the Company or any of its Subsidiaries or increase the amount payable under or trigger any other material obligation pursuant to, any Employee Benefit Plan; (ii) result in the entitlement of any such person to any severance, unemployment, termination, change in control or similar pay or benefits; or (iii) cause any amounts payable under the Employee Benefit Plans to fail to be deductible for U.S. federal income tax purposes by virtue of Section 280G of the Code. No Employee Benefit Plan requires a “gross-up”, indemnification for, or payment to, any individual for any Taxes imposed under Section 409A or Section 4999 of the Code or any other Tax.

(h) The exercise price of each Company Option is not less than the fair market value (within the meaning of Section 409A of the Code) of a share of Common Stock on the date of grant of such Company Option and all such Company Option are exempt from Section 409A of the Code.

4.16 Tax Matters.

(a) Each of the Company and its Subsidiaries has filed (or has had filed on its behalf) all income and other material Tax Returns that it was required to file. All such Tax Returns are true, correct and complete in all material respects. Each of the Company and its Subsidiaries has timely paid all Taxes required to be paid by it whether or not shown as due and owing on such Tax Returns.

(b) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, in each case, that is currently in effect except for automatic extensions of time to file income Tax Returns obtained in the Ordinary Course of Business.

(c) As of the date of this Agreement, no Taxing Authority has asserted in writing any unresolved claim that any of the Company or its Subsidiaries is responsible for the payment of any additional amount of Taxes for any period. No dispute, proceeding, audit, investigation, examination, assessment, or claim by any Taxing Authority concerning any material Tax liability of the Company or any of its Subsidiaries is currently in progress.

(d) There are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(e) Neither the Company nor any of its Subsidiaries is a party to any written agreement providing for the allocation or sharing of Taxes or similar contract or arrangement (other than (i) any such customary agreements with customers, vendors, lessors or the like entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes and (ii) any such agreement entered into exclusively by the Company and/or one or more of its Subsidiaries).

(f) Neither the Company nor any of its Subsidiaries has entered into a “listed transaction” that has given rise to a disclosure obligation under Section 6011 of the Code and the Treasury Regulations promulgated thereunder.

(g) No Taxing Authority has notified the Company in writing that, in a jurisdiction where neither the Company nor any of its Subsidiaries file Tax Returns, the Company or its Subsidiaries is subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(h) Each of the Company and its Subsidiaries has deducted, withheld and timely paid to the appropriate Taxing Authority all Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employees, former employee, independent contractor, creditor, stockholder or other third party.

(i) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated, joint, unitary or combined Tax Return (other than any “affiliated group” as defined in Section 1504(a) of the Code the common parent of which is the Company or any of its Subsidiaries and which includes only some or all of the Company and its Subsidiaries).

(j) During the two (2) year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.

(k) In respect of the Company and each of its Subsidiaries, all Taxes, if not yet due and owing, have been adequately accrued on the Company or such Subsidiary’s Financial Statements (as applicable) in accordance with GAAP.

(l) Neither Parent nor the Surviving Corporation and its Subsidiaries will be required to include any material amounts in income, or exclude any material items of deduction, in a Post-Closing Tax Period as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing, (ii) an installment sale or open transaction arising in a Pre-Closing Tax Period, (iii) a prepaid amount received, or paid, prior to the Closing, or (iv) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state or local income Tax Law) executed on or prior to the Closing Date.

(m) Notwithstanding the generality of any other representations and warranties in this Agreement, the representations and warranties set forth in this Section 4.16 and Section 4.15 constitute the sole and exclusive representations and warranties made by the Company with respect to any and all Tax matters. No representation or warranty is made with respect to the existence, amount or usability of any net operating loss, capital loss, Tax basis or other Tax attributes.

4.17 Insurance. Section 4.17 of the Company Disclosure Schedule lists each material insurance policy maintained by the Company and its Subsidiaries with respect to their properties, assets and operations as of the date of this Agreement. True and complete copies of such policies have been provided to Parent prior to the date of this Agreement. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (a) all of such insurance policies are in full force and effect, (b) there is no claim under any of such insurance policies as to which coverage has been denied or disputed by the underwriters of such insurance policies, (c) there has been no written threat of termination of, or alteration in coverage, with respect to any such insurance policies and (d) none of the Company or its Subsidiaries has received written notice that it is in default with respect to its obligations under any of such insurance policies.

4.18 Affiliated Transactions. Other than as set forth in Section 4.18 of the Company Disclosure Schedule, no equityholder, officer, manager or director of the Company or any of its Subsidiaries, or any individual of such Person’s immediate family, or any entity in which any of such Persons owns any controlling interest or Affiliate or Portfolio Company thereof (each, a “Related Party”) is a party to any agreement or other business relationship, arrangement or transaction with the Company or any of its Subsidiaries (other than any Employee Benefit Plan) or has any material interest in any property or right used by the Company or its Subsidiaries. There are no claims (other than, with respect to any directors and officers, any ordinary course entitlements to salary and benefits under any Employee Benefit Plan) or, to the Company’s Knowledge, threatened claims of such type by or against any of the Company and its Subsidiaries involving any Related Parties.

4.19 Licenses. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have obtained, and maintain, all Licenses reasonably required to permit the Company and its Subsidiaries to own, operate, use and maintain their respective rights and assets in the manner in which they are now owned, operated, used and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2019 through the date of this Agreement, each License held by the Company or any of the Company’s Subsidiaries has been valid and in full force and effect, and the Company and its Subsidiaries have been in compliance with all such Licenses. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries (a) is in default under or in violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term or requirement of any such License; (b) has been, since January 1, 2019 through the date of this Agreement, the subject of any final, pending or, to the Company’s Knowledge, threatened action by a Governmental Authority seeking or effecting the cancellation, revocation, suspension, termination, modification or impairment of any License or (c) has received any written notice from any Governmental Authority that has issued any License that it intends to cancel, terminate, revoke, suspend or not renew any such License. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2019 through the date of this Agreement, neither the Company nor any of its Subsidiaries has been denied a License by any Governmental Authority following its submission of an application therefor. No License is subject to any modification or cancellation as a result of the execution of this Agreement or consummation of the transactions contemplated hereby; provided that all required approvals, notices and consents contemplated by Section 4.6 of this Agreement in connection with this Agreement and the consummation of the transactions contemplated hereby are timely obtained or given. Section 4.19 of the Company Disclosure Schedule sets forth, as the date of this Agreement, a true, correct and complete list of all material Licenses held by the Company or its Subsidiaries.

4.20 Contracts and Commitments.

(a) Section 4.20 of the Company Disclosure Schedule lists the following Contracts (other than any Employee Benefit Plan or Leases) to which the Company or any of its Subsidiaries is a party, in each case, as of the date of this Agreement (collectively, the “Material Contracts”):

(i) any Contract involving payments by the Company or any of its Subsidiaries of more than $500,000 in the last twelve months prior to the date of this Agreement (other than Contracts that are terminable by the Company or the applicable Subsidiary without penalty or with de minimis penalty and on ninety (90) days’ notice or less);

(ii) any Contract involving payments to the Company or any of its Subsidiaries of more than $500,000 in the last twelve months prior to the date of this Agreement;

(iii) any collective bargaining agreement or similar labor-related Contract with any labor union relating to employees of the Company or any of its Subsidiaries;

(iv) Contracts relating to any acquisition or disposition of any Person, equity interests in any Person or any assets (other than purchases and sales of Retail Installment Sale Contracts or sales of obsolete assets in each case in the Ordinary Course of Business) made by the Company or its Subsidiaries, with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement (including any outstanding payment obligations, indemnity claims or restrictive covenant obligations) or that were entered into during the two (2) years prior to the date of this Agreement, other than this Agreement and Related Documents;

(v) any Contract (A) relating to indebtedness for borrowed money or any swap or hedging transaction or other derivative agreement, including (x) any warehouse lines of credit or other Contracts under which the Company or any Subsidiary has borrowed any money or issued any note, indenture or other evidence of indebtedness (or guaranteed the indebtedness of others), or (y) any Contract that contains a material restriction on the ability of the Company or any Subsidiary to incur indebtedness for borrowed money, (B) that restricts the payment of dividends or distributions or (C) that grants a Lien (other than a Permitted Lien) or restricts the granting of Liens on any material properties of the Company or its Subsidiaries;

(vi) any Contract that (A) restricts or purports to restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any line of business or geographic area or during any period of time or (B) provides the counterparty with “most favored nation” (including with respect to pricing), exclusivity, “take or pay” requirements, minimum purchase requirements, right of first offer or refusal or similar rights;

(vii) any Contract pursuant to which the Company or any of its Subsidiaries could be required to repurchase Retail Installment Sale Contracts sold to third parties or provide indemnification in connection with such sales;

(viii) any Contract or commitment for capital expenditures in excess of $500,000 in each of the current or future fiscal years;

(ix) any Contract providing for servicing of (or acting as custodian for) Retail Installment Sales Contracts (or the receivables thereunder) that are sold to a Specified Entity;

(x) any joint venture, strategic alliance, partnership or similar agreements or arrangements;

(xi) any Contracts relating to a settlement or similar agreement (A) with any Governmental Authority or (B) with any Person (x) which would require the Company or any of its Subsidiaries to pay more than $100,000 after the date of this Agreement or (y) which imposes material continuing obligations on the Company or any of its Subsidiaries; and

(xii) any material Contract relating to the license, whether to or from the Company or any of its Subsidiaries, or use or exploitation of Intellectual Property, IT Assets or data, other than (i) non-exclusive licenses (1) entered into in the Ordinary Course of Business or (2) to “off-the-shelf” or otherwise commercially available software with annual fees of less than $100,000, and (ii) Contracts for the acquisition, disposition or lease of IT Assets (other than Intellectual Property) with annual fees of less than $100,000.

(b) Except for any Material Contract that will terminate upon the expiration of the stated term thereof prior to the Closing Date and except for matters which, individually or in the aggregate, are not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each Material Contract is valid, binding and enforceable in accordance with its respective terms, except to the extent limited by the Equitable Exceptions or any Pandemic Measure, against the Company or its Subsidiaries, as applicable, and to the Company’s Knowledge, each other party thereto; and (ii) neither the Company nor any of its Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Material Contract and, to the Company’s Knowledge, no other party to any such Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder and no event has occurred that (with or without notice or lapse of time or both) would constitute such a breach, default or violation, except, in the case of clause (i), with respect to any Material Contract that expires by its terms (as in effect as of the date of this Agreement) or which is terminated in accordance with the terms thereof by the Company in the Ordinary Course of Business. None of the Company or any of its Subsidiaries has received any written notice or written claim of a material breach or material default under any Material Contract. True and complete copies of all Material Contracts have been provided to Parent prior to the date of this Agreement.

4.21 Retail Installment Sale Contracts. Except for matters that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole:

(a) each Retail Installment Sale Contract reflected on the audited consolidated balance sheet of the United PanAm Financial Corp. and its Subsidiaries as of December 31, 2020 or entered into by the Company or any of its Subsidiaries after such date, other than Retail Installment Sale Contracts sold, paid off or otherwise disposed of since such date, is evidenced by appropriate and customary documentation;

(b) each Retail Installment Sale Contract represents the legal, valid and binding payment obligation of the Obligor thereon, enforceable by the Company or its applicable Subsidiary in accordance with its terms, except (i) as enforcement may be limited by Equitable Exceptions, (ii) as enforcement may be limited by Pandemic Measures, (iii) as such Retail Installment Sale Contract may be modified by the application of the Servicemembers Civil Relief Act or other Law or by any Order and (iv) where limited by reasonable and customary waivers by the Company or any of its Subsidiaries of the operation of certain terms of such Retail Installment Sale Contract on an individual, case-by-case, basis in the Ordinary Course of Business consistent with the Company’s or its applicable Subsidiary’s underwriting, credit and collection policies; and

(c) to the Company’s Knowledge, each motor vehicle dealer (a “Dealer”) that enters into a Retail Installment Sale Contract that is sold to a Subsidiary of the Company holds, maintains and is in compliance with all material Licenses required in connection therewith and such Retail Installment Sale Contracts have been entered into in accordance with all applicable Laws.

4.22 Intellectual Property.

(a) Section 4.22(a) of the Company Disclosure Schedule sets forth a list of all U.S. and foreign (i) patents and patent applications, (ii) trademark registrations and applications (as well as Internet domain name registrations), and (iii) copyright registrations and applications, in each case (i)-(iii), owned or purported to be owned by the Company and its Subsidiaries (such items, together with the material unregistered Intellectual Property owned or purported to be owned by the Company and its Subsidiaries, the “Company IP”). To the Knowledge of the Company, the foregoing registrations are in effect and subsisting. The Company or its Subsidiaries exclusively owns the Company IP, free and clear of all Liens other than Permitted Liens.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate, and as conducted since January 1, 2019 has not infringed, misappropriated or otherwise violated, any Intellectual Property rights of any Person. Since January 1, 2019, neither the Company nor any of its Subsidiaries has received any written notice of any material claim that the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating the Intellectual Property of any Person, and, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, to the Company’s Knowledge, as of the date of this Agreement or since January 1, 2019 no Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated any Company IP and no such claims are pending against any Person by the Company or any of its Subsidiaries.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2019, the Company and its Subsidiaries have been in compliance with all Laws and with all binding rules, policies, standards and requirements of applicable industry and self-regulatory organizations, contractual obligations, as well as their own policies related to privacy, data protection and the collection, storage, processing, disclosure, retention, transfer, destruction and use (“Processing”) of Personal Information processed by or on behalf of the Company and its Subsidiaries (such policies, the “Privacy Policies,” and the foregoing collectively, the “Privacy Requirements”). No actions, suits, investigations, claims or proceedings are pending or, to the Company’s Knowledge, threatened in writing against the Company or any of its Subsidiaries alleging a violation of any Privacy Requirement.

(d) The Company and its Subsidiaries have taken commercially reasonable actions to protect (i) the confidentiality of the material trade secrets included in the Company IP and (ii) the security, integrity and continuous operation of the material IT Assets used in the operation of their business (and the data, including Personal Information, Processed thereby). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2019, (A) such IT Assets have not malfunctioned or failed in a manner that has not been resolved, and (B) there have been no breaches, or violations of, or unauthorized access to such IT Assets (including the data, including Personal Information, Processed thereby).

(e) No third party has possession of, or any current or contingent right to access or possess, any proprietary source code for any computer software included in the Company IP, and the proprietary software that is distributed, conveyed or made available to third parties does not incorporate, use or interact with any open source or similar software in a manner that would require the Company or its Subsidiaries to make any such proprietary source code available to third parties.

4.23 No Brokers. No third party, other than Raymond James & Associates, Inc., is entitled to receive any fee (including any brokerage commission or finder’s fee) that is payable by the Company or any of its Subsidiaries upon consummation of the Merger. The Company has made available to Parent true and complete copies of the engagement letter Raymond James & Associates, Inc.

4.24 Securitization Matters.

(a) Each of the Company and its Subsidiaries (i) with respect to any securitization transaction, is in material compliance with all Contracts (including the governing and organizational documents of the Specified Entities) to which it is bound under such securitization transaction (collectively referred to as the “Securitization Instruments”) and (ii) has performed in all material respects all of its respective obligations under the Securitization Instruments.

(b) Each Retail Installment Sale Contract sold to a Specified Entity was sold in material compliance with applicable Law and with the Securitization Instruments. None of the Company nor any of its Subsidiaries has incurred any material liability related to a failure, if any, to comply with applicable Law or with the terms of the Securitization Instruments with respect to their participation in any securitization transactions.

(c) Since January 1, 2019 , there have been no Actions pending or to the Company’s Knowledge, threatened, in which it is alleged that in any securitization transaction (or any offering memorandum, prospectus or amendment or supplement thereto) the Company, any of its Subsidiaries has made any untrue statement of a fact or omitted to state any fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) Since January 1, 2019 , the Company and its Subsidiaries have been in compliance with all applicable Laws relating to risk retention (including Regulation RR and applicable EU and U.K. risk retention rules) with respect to the Specified Entities and the Securitization Instruments.

(e) Since January 1, 2019, there have been no defaults or events of default with respect to any Securitization Instrument, and no event has occurred that (with or without notice or lapse of time or both) would constitute such a default or event of default.

4.25 No Other Representations. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, IT IS THE EXPLICIT INTENT OF THE PARTIES HERETO THAT NEITHER THE COMPANY, ANY OF ITS SUBSIDIARIES NOR ANY OF THEIR RESPECTIVE AFFILIATES IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, BEYOND THOSE EXPRESSLY GIVEN IN THIS ARTICLE IV, ANY RELATED DOCUMENT OR IN THE CERTIFICATE DELIVERED BY THE COMPANY PURSUANT TO SECTION 8.2(c) AND, EXCEPT AS EXPRESSLY PROVIDED IN THIS ARTICLE IV, ANY RELATED DOCUMENT OR IN THE CERTIFICATE DELIVERED BY THE COMPANY PURSUANT TO SECTION 8.2(c), IT IS UNDERSTOOD THAT PARENT AND MERGER SUB TAKE THE BUSINESS OF THE COMPANY AND ITS SUBSIDIARIES, AS IS AND WHERE IS WITH ALL FAULTS AS OF THE CLOSING AND WITH ANY AND ALL DEFECTS. EXCEPT AS EXPRESSLY PROVIDED IN THIS ARTICLE IV, ANY RELATED DOCUMENT OR IN THE CERTIFICATE DELIVERED BY THE COMPANY PURSUANT TO SECTION 8.2(c), IT IS UNDERSTOOD THAT ANY ESTIMATES, FORECASTS, PROJECTIONS OR OTHER PREDICTIONS AND ANY OTHER INFORMATION OR MATERIALS THAT HAVE BEEN OR SHALL HEREAFTER BE PROVIDED OR MADE AVAILABLE TO PARENT OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES (INCLUDING IN ANY CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT, ANY DOCUMENTS IN THE DATA ROOM, OR ANY PRESENTATION BY THE COMPANY OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR MANAGEMENT OF THE COMPANY OR OTHERWISE) ARE NOT, AND SHALL NOT BE DEEMED TO BE, REPRESENTATIONS AND WARRANTIES OF THE COMPANY OR ANY OF ITS SUBSIDIARIES OR AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES.

Article V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure schedule delivered by Parent and Merger Sub of even date herewith (the “Parent Disclosure Schedule”), Parent and Merger Sub hereby make the representations and warranties contained in this Article V to the Company:

5.1 Organization; Standing.

(a) Parent is a Delaware corporation, duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its rights and properties and to carry on its business as now being conducted. Merger Sub is a Delaware corporation, duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

(b) Each of Parent and Merger Sub is legally qualified to transact business as a foreign company in each jurisdiction and is in good standing under the Laws of each jurisdiction where the nature of its properties or the conduct of its business as now conducted requires such qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a material adverse effect on Parent’s or Merger Sub’s ability to consummate the Transactions in accordance with the terms of this Agreement.

5.2 Power and Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by such party in connection with the consummation of the Transactions to which it is a party (such other agreements, documents, instruments or certificate, collectively, the “Parent Documents”) and to consummate the Transactions to which it is a party. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and each Parent Document to which it is a party and the consummation of the Transactions to which it is a party have been duly authorized by all requisite corporate action on the part of Parent and Merger Sub, as applicable.

5.3 Enforceability. This Agreement has been, and each Parent Document, as applicable, will be at or prior to the Closing, duly authorized, executed and delivered by Parent and Merger Sub, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Parent Document, as applicable, when so executed and delivered will constitute, the legal, valid and binding obligation of Parent and Merger Sub, enforceable against it in accordance with its terms, except as the same may be limited by the Equitable Exceptions.

5.4 Board Approvals.

(a) The board of directors of Parent, by resolutions duly adopted at a meeting duly called and held, has approved this Agreement and the Transactions. No other corporate proceedings on the part of Parent are necessary to authorize the Transactions.

(b) The board of directors of Merger Sub has duly (i) determined that this Agreement and the Transactions are advisable and in the best interests of Merger Sub and its sole stockholder and (ii) approved this Agreement and the Transactions. Vroom Finance Holdings, LLC, as the sole stockholder of Merger Sub, has approved this Agreement and the Transactions.

5.5 No Violations; Consents and Approvals. None of the execution and delivery by Parent and Merger Sub of this Agreement and the Parent Documents, the consummation by either of them of the Transactions to which it is a party, or the compliance by either of them with any of the provisions hereof or thereof will: (a) conflict with, result in a breach of or default under, or violate any provision of the organizational documents of Parent or Merger Sub, (b) assuming all consents, approvals and authorizations contemplated in Section 5.5(e) below have been obtained and all filings described therein have been made, violate any Law, License or Privacy Requirement applicable to, binding upon or enforceable against Parent or Merger Sub or by which any of the properties or assets of Parent or Merger Sub are bound, (c) conflict with, violate, result in any breach or termination of, or constitute(with or without due notice or lapse of time or both) a default or violation (or give rise to any right of termination, amendment, cancellation, payment or acceleration) under, require any consent of any Person pursuant to, or result in any payment obligation or loss of material benefit in respect of, any Contract or License to which Parent or Merger Sub is a party, (d) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the material property, rights or assets of Parent or Merger Sub, or (e) other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (ii) the Governmental Approvals, including compliance with the applicable requirements of the HSR Act and the State Approvals, and the Required Regulatory Approvals, require any filing with or any consent, waiver or approval of any Governmental Authority, other than (i) in the case of clauses (b), (c) and (d), as would not, individually or in the aggregate, materially and adversely affect or delay the ability of Parent or Merger Sub to consummate the Transactions to which it is a party or to otherwise perform their obligations under this Agreement or any of the Related Documents, and (ii) in the case of clause (e), such filings, consents, waivers or approvals, the failure of which to make or obtain, individually or in the aggregate, would not materially and adversely affect or delay the ability of Parent or Merger Sub to consummate the Transactions to which it is a party or to otherwise perform their obligations under this Agreement or any of the Related Documents.

5.6 Litigation. There are no Actions pending or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries by or before any Governmental Authority that are reasonably likely to prohibit, impede or delay the ability of Parent or Merger Sub to enter into this Agreement or any Related Document, perform its obligations hereunder or to consummate the Transactions.

5.7 No Brokers. No third party, other than Wells Fargo Securities, LLC, is entitled to receive any brokerage commission or finder’s fee that is payable by Parent or Merger Sub upon consummation of the Merger pursuant to any Contract with Parent, Merger Sub or any of their respective Affiliates.

5.8 Sufficiency of Funds.

(a) Parent has, and at the Closing will have, (i) sufficient cash in immediately available funds to pay all amounts required to be paid at or immediately following the Closing pursuant to Article III and any expenses incurred by Parent or Merger Sub in connection with the Merger and (ii) the resources and capabilities (financial or otherwise) to perform its obligations hereunder. Parent has not incurred any obligation, commitment, restriction or liability of any kind, which would impair or adversely affect such resources and capabilities.

(b) Parent’s obligation to consummate the Merger is not in any way contingent upon or otherwise subject to Parent’s consummation of any financing arrangements, Parent’s obtaining of any financing or the availability, grant, provision or extension of any financing to Parent.

5.9 Solvency. Immediately after giving effect to the consummation of the Merger (including any debt and equity financings being entered into in connection therewith): (a) the fair saleable value (determined on a going concern basis) of the assets of Parent and Surviving Corporation and its Subsidiaries shall be greater than the total amount of their liabilities (including all contingent liabilities); (b) Parent and the Surviving Corporation and its Subsidiaries shall be able to pay their respective debts as they become due; and (c) Parent and the Surviving Corporation and its Subsidiaries shall have adequate capital to carry on their respective businesses. No transfer of property is being made by Parent and no obligation is being incurred by Parent in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Parent, the Surviving Corporation or any of their respective Subsidiaries.

5.10 Investment Intent. Parent is acquiring the equity interests of the Surviving Corporation for its own account, for investment only, and not with a view to any resale or public distribution thereof. Parent acknowledges that (a) no such equity interests have been registered under the Securities Act or any state securities laws, (b) there is no public market for any such equity interests and there can be no assurance that a public market will develop, and (c) it must bear the economic risk of its investment made pursuant to this Agreement for an indefinite period of time. Parent is an “Accredited Investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

5.11 Access and Information. Parent and Merger Sub acknowledge that Parent, Merger Sub, their Non-Party Affiliates and their representatives have (a) conducted to their satisfaction an independent investigation, examination, analysis and verification of the business, financial condition, results of operations, assets, liabilities, properties, prospects and projected operations of the Company and its Subsidiaries and their respective businesses, including Parent and Merger Sub’s own estimate of the value of the business of the Company and its Subsidiaries; (b) been afforded access to the books and records, facilities and officers, directors, managers, employees and other representatives of the Company and its Subsidiaries for purposes of conducting a due diligence investigation with respect thereto to their satisfaction; (c) received materials and information requested by Parent, Merger Sub or their representatives for purposes of conducting their independent due diligence investigation to Parent’s and Merger Sub’s satisfaction; and (d) had full access to and the opportunity to review all of the documents in the “data room” maintained by the Company or otherwise provided to Parent or its representatives on behalf of the Company. In making their determination to proceed with the Transactions, Parent, Merger Sub and each of their Non-Party Affiliates have relied solely on the results of such independent investigation and verification and on the representations and warranties of the Company expressly and specifically set forth in Article IV (as qualified by the Disclosure Schedules with respect thereto), any Related Document and in the certificate delivered by the Company pursuant to Section 8.2(c). Each of Parent and Merger Sub is (x) knowledgeable about the industries in which the Company and its Subsidiaries operate, (y) capable of evaluating the merits and risks of the Transactions and (z) able to bear the substantial economic risk of such investment for an indefinite period of time. In connection with Parent’s and Merger Sub’s independent investigation and verification, Parent and Merger Sub, as well as their Non-Party Affiliates or representatives, may have received from the Company or its Subsidiaries, Affiliates or representatives certain projections and other forecasts, including projected financial statements, cash flow items, certain business plan information and other data related to the Company or its Subsidiaries. Parent and Merger Sub acknowledge that (i) there are uncertainties inherent in attempting to make such projections, forecasts and plans, (ii) Parent and Merger Sub are familiar with such uncertainties and are taking full responsibility for making their own evaluation of the adequacy and accuracy of all projections, forecasts and plans so furnished to them, and (iii) Parent, Merger Sub and their Non-Party Affiliates and representatives shall have no claim against anyone with respect to any of the foregoing. Notwithstanding anything to the contrary contained herein, the foregoing limitations shall not apply to any claim for Fraud.

5.12 No Competitive Assets. Neither Parent nor any of Parent’s “associates” or “affiliates” (each as defined in 16 CFR 801.1(d)) (collectively, “Purchaser Entities”) hold five percent (5%) or more of the voting securities or non-corporate interests (as “hold,” “voting securities,” and “non-corporate interest” are defined under 16 CFR 801) of any entity that competes with the Company or, following the Closing, the Surviving Corporation to the extent that any such holdings would reasonably be expected to prevent or materially delay the expiration or termination of the waiting period under the HSR Act (“HSR Clearance”) in connection with the Merger (any such entity being a “Company Competitor”). None of the Purchaser Entities will, and none of the Purchaser Entities will agree to, acquire, invest in or otherwise obtain any interest in a Company Competitor prior to receipt of HSR Clearance in connection with the Merger.

5.13 Condition of Business; No Other Representations

(a) Neither Parent nor Merger Sub has relied on, and neither such party is relying on, any statement, representation or warranty, oral or written, express or implied, made by the Holders, the Company or any of their respective Affiliates, representatives, directors, officers or employees, except the representations and warranties expressly made by the Company in Article IV (as modified by the Disclosure Schedules), any Related Document or any certificate delivered by the Company pursuant to Section 8.2(c). Each of Parent and Merger Sub acknowledges and agrees that none of the Holders, the Company or any of their respective Affiliates, representatives, directors, officers or employees is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company or its Subsidiaries, except as set forth or otherwise contemplated in Article IV, any Related Document or any certificate delivered by the Company pursuant to Section 8.2(c). Parent and Merger Sub acknowledge and agree that, notwithstanding anything contained in this

Agreement to the contrary, none of the Holders, the Company or any other Seller Related Party or any other Person (i) is making any representations or warranties whatsoever, express or implied, or has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or any of its Subsidiaries, or the Transactions, except that the Company is making the representations and warranties expressly set forth in Article IV (as modified by the Disclosure Schedules), the Related Documents to which it is a party and any certificate delivered by the Company pursuant to Section 8.2(c), and (ii) will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution or use of any such information, documents or materials made available to Parent, Merger Sub or their representatives, whether orally or in writing, including (A) any confidential information memoranda and/or management presentations (including responses to any questions, whether oral or written) distributed by or on behalf of the Company or any of its Affiliates relating to the Company or any of its Subsidiaries or other publications or data room information, or any other document, information or projection in any form in connection with the Transactions, (B) any information delivered or made available pursuant to Section 6.6, or (C) the any financial information, projections or other forward-looking statements of the Company or any of its Subsidiaries, in each case in expectation or furtherance of the Transactions. Notwithstanding anything to the contrary contained herein, the foregoing limitations shall not apply to any claim for Fraud.

(b) Parent and Merger Sub (i) specifically disclaim that (other than the representations and warranties in Article IV, any Related Document or any certificate delivered by the Company pursuant to Section 8.2(c)) they are relying upon or have relied upon any such other representations or warranties that may have been made by any Person, and (ii) acknowledge and agree that the Company and the Seller Related Parties have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person.

(c) Parent and Merger Sub acknowledge that the representations and warranties contained herein are for risk allocation purposes and not necessarily assertions of truth, and that no officer, director, agent, representative or employee has, or has been given, the express or implied authority to make or negotiate any representations, warranties or agreements not specifically set forth in this Agreement.

Article VI

PRE-CLOSING COVENANTS

6.1 Reasonable Best Efforts. Prior to the Closing, each party hereto shall, and shall cause its Affiliates to, use reasonable best efforts to cause the conditions set forth in Article VIII to be satisfied and to consummate the Transactions; provided that neither the Company nor its Subsidiaries nor any of their respective Affiliates shall be required to expend any funds to make payments requested by third parties in order to obtain any third-party consents (and, without the prior written consent of Parent, no such payments shall be made by the Company or its Subsidiaries), other than any filing fees for Governmental Approvals pursuant to Section 6.2 herein.

6.2 Efforts to Consummate; Governmental Approvals.

(a) Subject to the terms and conditions herein, each of Parent and the Company shall, and shall cause its Affiliates to, use reasonable best efforts to promptly take, or cause to be taken, any and all actions and to do, or cause to be done, any and all things necessary, proper or advisable under this Agreement and Law to consummate and make effective, as promptly as practicable after the date hereof, the Merger, including, as promptly as practicable, (i) preparing and filing with each Governmental Authority all necessary applications, notices, filings, petitions, ruling requests, amendments and other documents, and seeking and obtaining all consents, approvals, orders, authorizations, clearances, licenses, waivers and exemptions that are necessary or advisable to be obtained from any Governmental Authority, including pursuant to lending, consumer credit, sales finance, servicer and collection agency license and/or registration requirements, to consummate the Merger, in each case, as set forth on Section 6.2(a) of the Company Disclosure Schedule (collectively, the “Governmental Approvals”) (and Parent shall be responsible for all filing fees incident thereto) and (ii) taking any and all steps as may be necessary, advisable or desirable to seek and obtain all such Governmental Approvals, including using reasonable best efforts to cause the expiration or early termination of the notice periods under the HSR Act with respect to the Merger. In furtherance and not in limitation of the foregoing, each of Parent, the Company and Merger Sub agrees to, and to cause its respective Affiliates, as applicable, to (A) make an appropriate and complete filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger by October 18, 2021, and any such filings shall specifically request early termination of the waiting period under the HSR Act, (B) make appropriate, accurate and complete filings to obtain all Governmental Approvals of state regulatory authorities, agencies, departments, offices and commissions governing consumer lending, consumer credit, sales finance, servicer and collection activity in the various states in which the Company or any of its Subsidiaries operates or maintains a License and which Governmental Approvals are or may be necessary, advisable or desirable to consummate the Merger as promptly as practicable (and, in respect of the Required Regulatory Approvals, such filings shall be made by October 18, 2021 unless required by Law to be made at a later date) (the “State Approvals”), (C) make all other applications, notices, filings, petitions, ruling requests and amendments that are necessary or advisable to be made to consummate the Merger pursuant to any other Laws with respect to the Merger as reasonably promptly as practicable, and (D) not extend any waiting period under the HSR Act, or enter into any agreement, arrangement or understanding with the FTC, the DOJ or any other Governmental Authority with respect to or affecting consummation of the Merger, except with the prior written consent of Parent, in the case of the Company, or the Company, in the case of Parent. Parent and the Company shall provide, and shall cause their respective Affiliates, to provide, as promptly as practicable, any additional information or documentation that may be reasonably required by a Governmental Authority (or needed for the other party hereto to make the applicable filings or notifications such party is required to make hereunder) pursuant to or in connection with the HSR Act, the State Approvals or any other Law (including, with respect to Parent, the Company, and their respective Affiliates (and, solely with respect to the following clause (z), any Person who Parent intends to appoint to the board of directors of the Company or any of its Subsidiaries at Closing), (x) providing financial reports, certificates, legal opinions or other information, (y) making representatives, members of senior management, control persons and any other Person requested by a Governmental Authority pursuant to or in connection with the HSR Act, the State Approvals or any other Law, in each case, with appropriate seniority and expertise, available to participate in discussions or hearings and (z) providing personal information, including fingerprints, personal financial statements, tax returns and securities holdings, of members of senior management, control persons and any other Person requested by a Governmental Authority pursuant to or in connection with the HSR Act, the State Approvals or any other Law), and use reasonable best efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Law as soon as possible (including complying with any “second request” for information in connection with the HSR Act or any similar request from a Governmental Authority pursuant to other Laws).

(b) In connection with the actions referenced in Section 6.2(a) to obtain all Governmental Approvals for the Merger, including under the HSR Act, the State Approvals and any other Law, each of Parent and the Company shall, and shall cause its Affiliates and representatives to, (i) cooperate in all respects with each other in connection with any (x) communication, filing, notice or submission and (y) investigation or other inquiry, including any proceeding initiated by a Governmental Authority or private party; (ii) keep the other party and/or its counsel promptly informed of any substantive communication (whether written or oral) (x) received by such party or any of its representatives from, or given by such party or any of its representatives to, the FTC, the DOJ or any other Governmental Authority and (y) received or given in connection with any proceeding by a private party, in each case regarding any aspect of the Merger (including providing copies of any written communication received from any Governmental Authority or other third party with respect to any of the foregoing); (iii) consult with each other in advance of any meeting, communication or conference with the FTC, the DOJ or any Governmental Authority or, in connection with any proceeding by a private party, and to the extent not prohibited by Law or the applicable Governmental Authority, give the other party and/or its counsel the opportunity to attend and participate in such meetings, communications and conferences; and (iv) permit the other party and/or its counsel to review in advance any submission, filing, notice or communication (and documents submitted therewith) intended to be given by it to the FTC, the DOJ or any other Governmental Authority; provided that materials (including those referenced in Section 6.2(a)) may be redacted or withheld from such other party as necessary to address reasonable attorney-client privilege or confidentiality obligations or to remove references concerning the valuation of the businesses of the Company and its Subsidiaries or Parent’s consideration of the Transactions or other competitively sensitive material. Furthermore, Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the other under this Section 6.2(b) as “Outside Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Without limiting the generality of the foregoing or Section 6.2(a), (A) the Company shall prepare and file or submit, or cause to be prepared and filed or submitted, all required notices, applications, documents, and instruments necessary to obtain all Governmental Approvals, (B) in consultation with Parent, the Company shall manage, direct and control the responses and communications in respect of all inquiries or requests for additional information from any Governmental Authority in respect of any Governmental Approval; provided that all appearances, submissions, presentations, briefs and proposals made or submitted by or on behalf of Parent or any of its Affiliates before any

Governmental Authority shall be controlled by Parent and (C) Parent shall provide or complete, or cause to be provided or completed, such information or actions as are reasonably required by the Company and necessary or customary in connection with obtaining the Governmental Approvals, including providing information regarding Parent, its Affiliates, their respective principals, officers and control persons, as promptly as reasonably practicable. The Company and Parent will reasonably consult with each other with respect to the obtaining of all Governmental Approvals necessary or advisable to consummate the Transaction, including the Required Regulatory Approvals, and will keep the other reasonably apprised of the status of matters relating to completion of the Transactions.

(c) In furtherance and not in limitation of the covenants contained in Sections 6.2(a) and 6.2(b) but subject to the other terms and conditions in this Section 6.2(c), Parent shall, and shall cause its Affiliates to, use reasonable best efforts to take any and all steps not prohibited by Law to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned, any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing on or before the Termination Date, including defending (with reasonable best efforts to resolve prior to the Termination Date) through litigation on the merits any claim asserted in any court with respect to the Merger by the FTC, the DOJ or any other applicable Governmental Authority or any private party; and (ii) resolve any objections asserted by any Governmental Authority with respect to this Agreement or the Merger and avoid or eliminate each and every impediment under the HSR Act, any State Approval or any other Laws so as to enable the Closing to occur as soon as practicable (and, in any event, not later than the Termination Date), including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such businesses, product lines or assets of Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) and (y) otherwise taking or committing to take actions that after the Closing would limit Parent’s and/or its Subsidiaries’ (including the Surviving Corporation’s and its Subsidiaries’) freedom of action with respect to, or its or their ability to operate and/or retain, one or more of the businesses, product lines or assets of Parent and/or its Subsidiaries (including the Surviving Corporation and its Subsidiaries); provided, however, that any action contemplated by clauses (x) and (y) is conditioned upon the consummation of the Merger. In the event that any Action by a Governmental Authority or other Person is commenced that questions the validity or legality of the Merger or seeks damages in connection therewith, the parties hereto agree to cooperate and use all reasonable efforts to defend against such proceeding and, if an injunction or other Order is issued in any such Action, to use all reasonable efforts to have such injunction or other Order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the Merger. The foregoing agreement in this section is made solely to facilitate the Closing and does not constitute a representation or admission that the Merger, if consummated without any modification, would violate any Law or that agreeing to any divestitures, hold separate conditions or other restrictions permitted herein or suggested by any Person or authority acting under any Law would not be harmful or adverse to the parties.

(d) Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require (or be deemed to require) Parent or any of its Affiliates to agree to or commit to any sale, divestiture or disposition (or otherwise limit their freedom of actions with respect to) any business lines, products or assets or that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as applied mutatis mutandis to Parent and its Subsidiaries) on (A) the Company and its Subsidiaries or (B) on Parent and its Subsidiaries (but assuming for the purposes of this clause (B) that the business and operations of Parent and its Subsidiaries, taken as a whole, were of the same size and magnitude as the business and operations of the Company and its Subsidiaries, taken as a whole).

(e) Except for the Merger, Parent shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to (or the consummation of) such acquisition, merger or consolidation would reasonably be expected to (i) impose any delay in obtaining, or increase the risk of not obtaining, any Governmental Approval or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Merger or (iii) delay the consummation of the Merger.

6.3 Conduct of the Business by the Company.

(a) Except (i) as set forth in the Company Disclosure Schedule; (ii) as permitted, contemplated or required by this Agreement or any of the Related Documents; (iii) as the Company or any of its Subsidiaries may determine may be required or reasonably necessary in response to any Pandemic Measure or otherwise to protect the health and safety of the employees of the Company or any Subsidiary of the Company in connection with any Pandemic; provided that, if reasonably practicable, the Company shall (x) give Parent reasonable advance notice of such actions or omissions, and (y) consider in good faith Parent’s comments in connection therewith; (iv) as required or prohibited by Law, the terms of any Contract (including any Employee Benefit Plan) to which the Company or its Subsidiaries (or any of their assets) are bound that has been made available to Parent or any of its representatives; or (v) subject to Law, with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed); provided that the consent of Parent shall be deemed to have been given if Parent does not object in writing within five (5) Business Days from the date on which the Company’s written request for such consent is delivered to Parent in accordance with Section 11.7, from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each of its Subsidiaries to, conduct the business of the Company and its Subsidiaries (taken as a whole) in the Ordinary Course of Business and use commercially reasonable efforts to preserve substantially intact the business of the Company and its Subsidiaries (as a whole) as conducted on the date hereof; provided, however, that no action or failure to take action with respect to matters specifically addressed by any of the provisions of Section 6.3(b) shall constitute a breach under this Section 6.3(a) unless such action or failure to take action would constitute a breach of such provision of Section 6.3(b).

(b) Except (i) as set forth in the Company Disclosure Schedule; (ii) as contemplated or required by this Agreement or any of the Related Documents; (iii) as the Company or any of its Subsidiaries may determine is required or reasonably necessary in response to any Pandemic Measure or otherwise to protect the health and safety of the employees of the Company or any Subsidiary of the Company in connection with any Pandemic; provided that the Company shall seek Parent’s consent for any such action or omission; provided, further that Parent’s consent shall be deemed to have been given if Parent does not object in writing within three (3) Business Days from the date on which the Company’s written request for such consent is delivered to Parent in accordance with Section 11.7 (such consent, a “Pandemic Waiver”); (iv) as required or prohibited by Law, the terms of any Contract (including any Employee Benefit Plan) to which the Company or its Subsidiaries (or any of their assets) are bound that has been made available to Parent or any of its representatives or (iv) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed); provided that the consent of Parent shall be deemed to have been given if Parent does not object in writing within five Business Days from the date on which the Company’s written request for such consent is delivered to Parent in accordance with Section 11.7, from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause each of its Subsidiaries not to:

(i) issue, transfer, deliver, sell, grant, pledge, encumber or otherwise dispose of any (A) shares of capital stock or other equity interests of the Company or any of its Subsidiaries, other than any shares of capital stock issued upon the exercise of vested options granted pursuant to the Stock Option Plan (and set forth in the Company Disclosure Schedule) to acquire any capital stock or other equity interests of the Company or any of its Subsidiaries, or (B) warrants, calls, options or other rights to acquire any capital stock or other equity interests of the Company or any of its Subsidiaries;

(ii) (A) split, combine, subdivide or reclassify any of its capital stock or other equity interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock or other equity interests or (B) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or other equity interests of the Company or any of its Subsidiaries, other than the exercise of any call rights or compliance with put obligations with respect to any such equity securities in accordance with the terms of agreements governing such call rights or put obligations as in existence on the date of this Agreement and set forth on Section 6.3(b)(ii) of the Company Disclosure Schedule and the withholding of Taxes in connection therewith;

(iii) enter into, agree to enter into or effect any merger or consolidation with any Person, or acquire any corporation, entity, business, material assets (other than Retail Installment Sale Contracts from Dealers in accordance with Section 6.3(b)(xiv)) or the securities of any other Person or make any material investment in any Person;

(iv) amend the certificate of incorporation, bylaws or comparable organizational or governing documents of the Company or amend, in any material respect, the certificate of incorporation, bylaws or comparable organizational or governing documents of any of the Company’s Subsidiaries;

(v) (A) increase the compensation or benefits payable to, or pay or grant any bonus or equity award to, any current or former employee, director or other individual service provider of the Company or any of its Subsidiaries, except for increases in base compensation in the ordinary course consistent with past practice to any employee or other individual service provider whose annual base compensation is less than $150,000; (B) accelerate the time of payment or vesting of any compensation or benefits payable to any current or former employee, director or other individual service provider of the Company or any of its Subsidiaries; or (C) amend, adopt or terminate any Employee Benefit Plan any plan, agreement or arrangement that would be an Employee Benefit Plan if in effect on the date hereof, other than as required by the terms of any Employee Benefit Plan; or (D) hire any employee or terminate (other than for cause) the employment of any employee or other individual service provider of the Company or any of its Subsidiaries other than such hiring and terminations performed in the ordinary course consistent with past practice with respect to any employee or other individual service provider whose annual base compensation is less than $150,000;

(vi) make or authorize any capital expenditures in excess of the aggregate amount set forth in the budget of the Company and its Subsidiaries for the applicable fiscal year or remaining portion thereof in which such expenditures are made, which budget is set forth in Section 6.3(b)(vi) of the Company Disclosure Schedule;

(vii) enter into, materially modify or materially amend, extend or terminate, or waive, release or assign any material rights or claims under, any Material Contract (or Contract that would have been a Material Contract if entered into prior to the date of this Agreement), in each case, other than (A) in the Ordinary Course of Business or (B) entering into any Material Contract providing for the terms of any action otherwise permitted by this Section 6.3;

(viii) change its present accounting methods, principles, policies or practices (including with respect to loan loss reserves), except as may be required by a change in GAAP (or interpretations thereof);

(ix) except as required by applicable Tax Law, make, change or revoke any Tax election, settle or compromise any Tax claim or liability, change any method of accounting or annual accounting period for Tax purposes, enter into any closing agreement, file any amended Tax Return, surrender any claim for a refund or assessment of Taxes, request any ruling with respect to Taxes, or waive or extend the statute of limitations in respect of any Taxes;

(x) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person (other than any Subsidiary of the Company), or issue or sell any debt securities or other rights to acquire any debt securities of the Company or any of its Subsidiaries, in each case other than (A) any securitization entered into in accordance with the terms of this Agreement, (B) indebtedness incurred in the Ordinary Course of Business under the Company’s existing warehouse lines of credit or (C) other indebtedness incurred by the Company or any of its Subsidiaries in an aggregate amount not to exceed $10,000,000 (so long as such indebtedness (other than warehouse lines of credit) contemplated by this clause (C) is fully taken into account in the Closing Book

Value and can be repaid at and after the Closing with no prepayment penalties and with all Liens securing such indebtedness released);

(xi) settle or compromise any litigation, or release, dismiss or otherwise dispose of any claim of the Company or any of its Subsidiaries, other than (A) settlements or compromises of litigation or releases, dismissals or dispositions of claims that (1) involve the payment of monetary damages (excluding monetary damages that are covered by the Company’s insurance policies) in an amount not in excess of $500,000 individually or $2,000,000 in the aggregate by the Company or any of its Subsidiaries and (2) do not impose material restrictions on the business or operations of the Company and its Subsidiaries, taken as whole, and (B) settlements or compromises of litigation or releases of claims with respect to which an insurer (but neither the Company nor any of its Subsidiaries) has the right to control the decision to settle;

(xii) except in relation to Liens to secure indebtedness for borrowed money, sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), allow to lapse or expire, or otherwise dispose of any material properties, rights or assets or any material interests therein other than (A) any sale of any delinquent or charged-off Retail Installment Sale Contracts in the Ordinary Course of Business; (B) pursuant to Contracts in existence on the date of this Agreement and set forth on Section 6.3(b)(xii) of the Company Disclosure Schedule; (C) any securitization trust residual interests; or (D) sales of Retail Installment Sale Contracts pursuant to transactions between the Company, on the one hand, and any of its wholly-owned Subsidiaries, on the other hand, or between wholly-owned Subsidiaries of the Company;

(xiii) assign, transfer, cancel, fail to use commercially reasonable efforts to renew or fail to use commercially reasonable efforts to extend any material permit or other License, in each case, that is required for the Company and its Subsidiaries to operate their business as of such time and is not replaced or for which no waiver or exception exists;

(xiv) (A) materially change the Company’s and its Subsidiaries’ underwriting, credit and collection policies in effect as of the date of this Agreement, and (B) modify, settle, waive, collect or enforce any Retail Installment Sale Contracts (whether held by the Company or Specified Entity) in any manner other than in the Ordinary Course of Business in accordance with its underwriting, credit and collection policies in effect on the date of this Agreement (or fail to modify, settle, waive, collect or enforce any such Retail Installment Sale Contracts in the Ordinary Course of Business as required or provided for by such policies);

(xv) declare, set aside or pay any dividend or make any distribution with respect to its equity securities, other than cash dividends from Subsidiaries to the Company or another Subsidiary;

(xvi) make any materially adverse changes to any Privacy Policy, except as required by Law;

(xvii) undertake a “plant closing” or “mass layoff” which would trigger the notification requirements of the WARN Act or applicable state or other law of similar effect;

(xviii) voluntarily recognize a labor union or similar labor organization;

(xix) create, form or otherwise acquire any Subsidiaries or commit or agree to do any of the foregoing with respect to any such Subsidiary; or

(xx) commit, agree to, or contract to do any of the foregoing.

(c) Other than Parent’s right to consent or withhold consent with respect to the foregoing matters, nothing contained in this Agreement shall give Parent, Merger Sub or any of their respective Affiliates, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to the Closing. Prior to the Closing, each of the Company and any of its Subsidiaries shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations, as applicable.

6.4 Resignations. The Company shall use commercially reasonable efforts to cause the individuals requested by Parent not later than five Business Days prior to Closing Date to resign as officers and/or directors or managers of the Company and its Subsidiaries, as applicable, effective as of the Effective Time; provided that (a) such resignations will in no way be considered a termination of employment or impact any employment arrangements or agreements and (b) the failure to obtain any such resignation(s) shall not (i) constitute a failure to satisfy any condition set forth in Article VIII or (ii) relieve any party hereto from its obligation to consummate the Merger.

6.5 Stockholder Approval. As promptly as practicable after the date of this Agreement (and in any event within 45 days of the date hereof; provided that if the last day of such period is a non-Business Day, the period shall end on the next succeeding Business Day), the Company shall either (i) hold a special meeting of Stockholders for the purpose of obtaining the Stockholder Approval or (ii) deliver to Parent an instrument evidencing Stockholder Approval by unanimous written consent of the Holders, in accordance with the DGCL, the Company’s certificate of incorporation and the Company’s bylaws, in each case as in effect as of the date hereof, and shall promptly following receipt of such Stockholder Approval, deliver evidence of such receipt of Stockholder Approval to Parent.

6.6 Access to Information; Confidentiality; Notification of Certain Matters.

(a) From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company and its Subsidiaries shall (with Parent to bear any out of pocket costs and expenses of Parent), provide Parent and Parent’s authorized agents and representatives reasonable access, at reasonable times and upon reasonable advance written notice, to the executive officers, properties, offices, books, financial information, Contracts and records of the Company and its Subsidiaries and, during such period, furnish reasonably promptly such information concerning the businesses, properties and personnel of the Company and its Subsidiaries as Parent shall reasonably request in writing; provided, however, that (i) such activities are conducted during normal business hours under reasonable circumstances and do not unreasonably interfere with the business or operations of the Company and its Subsidiaries, (ii) Parent and its authorized agents and representatives shall not contact or otherwise communicate with the employees, customers or suppliers of the Company or its Subsidiaries, in each case, regarding the Transactions, unless, in each instance, approved in writing in advance by the Equityholders’ Representative, (iii) Parent and its authorized agents and representatives shall have no right to perform environmental testing or invasive or subsurface investigations of any Leased Real Property, (iv) such access or related activities shall not cause a violation or breach of any Law or Contract to which the Company or its Subsidiaries is a party or their assets are bound, (v) any physical access to the properties, information and personnel of the Company and its Subsidiaries may be limited, restricted or prohibited if the Company or any of its Subsidiaries reasonably determines that such limitation, restriction or prohibition may be necessary, appropriate or advisable in response to any Pandemic Measure or otherwise to protect the health and safety of the employees of the Company or any Subsidiary of the Company in connection with any Pandemic, and (vi) nothing herein shall require the Company or its Subsidiaries to furnish or provide access to Parent or its authorized agents or representatives information that (x) may be subject to an attorney/client or an attorney work-product privilege or may be subject to confidentiality restrictions or (y) legal counsel for the Company reasonably concludes may give rise to antitrust or competition law issues or violate a protective order or otherwise may not be disclosed pursuant to Law or any confidentiality obligation binding on the Company or its Subsidiaries; provided, in each case of this clause (vi), the Company and Parent shall work in good faith on alternative means of disclosure that will not reasonably be expected to result in such loss of privilege or violation of any such Laws or confidentiality obligations. When exercising their rights under this paragraph, Parent and its authorized agents and representatives shall use their commercially reasonable efforts to minimize any disruption to the business and operations of the Company and its Subsidiaries.

(b) Any information provided to or obtained by Parent or its authorized agents or representatives pursuant to Section 6.6(a) will be subject to the terms of the confidentiality letter agreement, dated June 10, 2021, entered into by Parent and United PanAm Financial Corp. (the “Confidentiality Agreement”). In the event of a conflict or inconsistency between the terms expressly set forth in this Agreement (rather than incorporated by reference herein) and the Confidentiality Agreement, the terms of this Agreement will govern. The terms of the Confidentiality Agreement are hereby incorporated by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

6.7 Consents. Parent and Merger Sub acknowledge that consents to the Merger may be required from parties to Contracts. Parent and Merger Sub agree that neither the Company nor any of the Holders shall have any liability whatsoever to Parent or Merger Sub (and Parent and Merger Sub shall not be entitled to assert any claims) arising out of or relating to the failure to obtain any such consents or because of the default, acceleration or termination or loss of right under any such Contract as a result thereof; provided that the foregoing does not limit Parent’s remedies for any breaches of the representations and warranties set forth in Section 4.6 of this Agreement.

6.8 Termination of Affiliate Obligations. The Company shall take all necessary actions such that, effective as of the Closing (except as set forth on Section 6.8 of the Company Disclosure Schedule, with respect to any Employee Benefit Plans, this Agreement and any Company Documents, or agreements, liabilities and obligations between the Company, on the one hand, and one or more of its Subsidiaries, on the other hand, or between Subsidiaries of the Company), all agreements between the Company and its Subsidiaries, on the one hand, and one or more Affiliates of the Company (other than any of the Company’s Subsidiaries) or any of the Portfolio Companies, on the other hand, shall be terminated and all liabilities between such parties shall be settled and satisfied with no further liability or obligation on the part of the Company or any Subsidiary. The Company shall deliver to Parent written evidence reasonably satisfactory to Parent of each such termination prior to the Closing.

6.9 280G. No later than the twelfth (12th) day following the date of this Agreement, the Company shall obtain a waiver of the right to receive payments that could constitute “parachute payments” under Section 280G of the Code and regulations promulgated thereunder (a “Parachute Payment Waiver”) from each Person whom the Company and/or Parent reasonably believes is, with respect to the Company and its Subsidiaries, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) and whom the Company and/or Parent believes might otherwise receive, have received, or have the right or entitlement to receive any parachute payment under Section 280G of the Code, and the Company shall deliver each such Parachute Payment Waiver to Parent on or before the Closing. No later than the fifteenth (15th) day after the date of this Agreement, the Company shall hold a meeting of its stockholders to vote upon the 280G Shareholder Vote (as defined below); provided that the Company may, at the time during such meeting, adjourn such meeting to another date and time for any reason. The Company shall use its reasonable best efforts to obtain the approval by such number of shareholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all payments and/or benefits provided pursuant to contracts or arrangements that, in the absence of the executed Parachute Payment Waivers by the affected Persons herein, might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, with such stockholder approval to be obtained in a manner which satisfies all applicable requirements of such Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations (the “280G Shareholder Vote”). The Company shall forward to Parent at least seven (7) days prior to the date on which the Company intends to obtain the Parachute Payment Waivers, and allow Parent to review and comment upon, prior to submission to the shareholders of the Company, copies of all documents (including any 280G analysis) prepared for purposes of complying with this provision and shall consider any such comments in good faith. The Company shall require such vote with respect to approval be received at least one day prior to Closing and use its reasonable best efforts to collect all votes by such date. For purposes of this Section 6.9, if the last day of any such time period set forth herein is a non-Business Day, the period shall end on the next succeeding Business Day.

6.10 Securitizations. The Company shall keep Parent reasonably informed on a current basis regarding any new securitizations, and the Company shall discuss in good faith with Parent, and use commercially reasonable efforts to achieve, a structure for any such securitization that allows for “off balance sheet” treatment to the maximum extent possible. In the event the Company reasonably determines that such treatment will not be achievable, the Company will notify Parent and discuss the reasons therefor. Following such discussion, the Company shall be entitled to proceed with such securitization subject to the other terms and conditions of this Agreement. In such a case, or if the Company determines that such securitization will be achievable, the Company shall keep Parent reasonably informed on a current basis regarding such securitization, including sharing with Parent drafts of proposed documentation and offering documentation with respect thereto.

6.11 Reviewed Financial Statements. As soon as reasonably practicable following September 30, 2021, the Company will prepare and deliver to Parent the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2021 and the related unaudited consolidated statements of income, retained earnings and cash flows for the nine-month period then ended, which shall be reviewed by the Company’s independent auditors as provided in the procedures specified by AICPA AU-C Section 930. In the event the Closing does not occur by December 31, 2021, the Company will promptly begin preparation of the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2021 and the related unaudited consolidated statements of income, retained earnings and cash flows for the year then ended, and shall reasonably cooperate with Parent in connection therewith.

Article VII

POST-CLOSING COVENANTS

7.1 Further Assurances. From and after the Closing Date, upon the reasonable request and at the cost and expense, if any, of the requesting party, each party shall use commercially reasonable efforts to execute, acknowledge and deliver all such additional instruments and other documents and take, or cause to be taken, such further actions as may be reasonably required or necessary to carry out the Transactions.

7.2 Director and Officer Liability and Indemnification.

(a) From and after the Closing Date for a period of six (6) years, Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless, to the fullest extent permitted by Law and the organizational documents of the Company, the individuals who on or prior to the Closing Date were or are managers, directors or officers of the Company or any of its Subsidiaries (collectively, the “D&O Indemnified Parties”) with respect to any and all acts or omissions by them in their capacities as such or as trustees or fiduciaries of any plan for the benefit of employees of the Company or any of its Subsidiaries or taken at the request of the Company or any Subsidiary at any time prior to the Closing Date. Parent agrees that all rights of the D&O Indemnified Parties to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing Date as provided in the respective governing documents of the Company or any Subsidiary as in effect as of immediately prior to the Closing, and any indemnification agreements or arrangements of the Company or any Subsidiary set forth on Section 7.2 of the Company Disclosure Schedule shall survive the Closing and shall continue in full force and effect in accordance with their terms. Parent shall not, and shall cause the Surviving Corporation and its Subsidiaries not to, amend, alter or otherwise modify such rights or agreements in any manner that could adversely affect the indemnification and exculpation rights of the D&O Indemnified Parties. In addition, to the extent provided in the certificate of incorporation, bylaws or similar governing documents of the Company or its Subsidiaries, as applicable, as in effect as of immediately prior to the Closing, Parent shall cause the Surviving Corporation and its Subsidiaries to pay any and all legal and other fees, costs and expenses (including the cost of investigation and preparation) of any D&O Indemnified Party under this Section 7.2, as incurred to the fullest extent permitted by Law; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is determined that such D&O Indemnified Party is not entitled to such indemnification. Parent shall cause the Surviving Corporation and its Subsidiaries to pay all fees, costs and expenses, including attorneys’ fees that may be incurred by a D&O Indemnified Party in successfully enforcing this Section 7.2.

(b) Subject to the other terms and conditions in Section 7.2, for six (6) years after the Closing Date, unless otherwise required by Law, the governing documents of the Surviving Corporation, its Subsidiaries and their respective successors or assigns shall contain provisions no less favorable to the D&O Indemnified Parties with respect to the indemnification of and advancement of expenses to managers, directors and officers than are set forth in the governing documents of the Company and its Subsidiaries in effect as of immediately prior to the Closing.

(c) At or prior to the Closing Date, Parent shall purchase (and pay for in full at its own expense) a “tail” non-cancellable directors and officers liability and fiduciary and employment practices liability prepaid insurance policy with respect to the D&O Indemnified Parties’ existing directors’, managers’ and officers’ and employees’ liability insurance coverage that shall provide such directors, managers and officers and employees’ coverage for six (6) years following the Closing (including with respect to acts or omissions occurring in connection with this Agreement, the Related Documents and the Transactions on terms with respect to such coverage and amount no less favorable to the D&O Indemnified Parties than those of such policies in effect on the date hereof); provided that in no event shall Parent be required to expend an amount in excess of 300% of the aggregate annual premiums currently paid by the Company for such policies; provided, further, that if the aggregate premium of such insurance coverage exceeds such amount, Parent shall obtain the policy with the greatest possible coverage available for a cost not to exceed such amount. Parent shall, and shall cause the Surviving Corporation to, maintain such policy in full force and effect from and after the Closing Date and shall not, and shall cause the Surviving Corporation not to, amend the terms and conditions of such “tail” insurance in any manner adverse to the D&O Indemnified Parties. The cost of such policy shall not constitute a Transaction Expense.

(d) In the event that Parent, the Surviving Corporation or any of its Subsidiaries or any of their successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent, the Surviving Corporation or any of its Subsidiaries shall assume all of the obligations thereof set forth in this Section 7.2.

(e) The obligations under this Section 7.2 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party to whom this Section 7.2 applies without the written consent of such D&O Indemnified Party (it being expressly understood that the (i) D&O Indemnified Parties to whom this Section 7.2 applies shall be third party beneficiaries of this Section 7.2 and shall be entitled to enforce the covenants contained herein and (ii) rights set forth in this Section 7.2 are in addition to, and not in substitution of, any other rights to indemnification or contribution that any D&O Indemnified Party may have).

(f) Parent hereby acknowledges that certain D&O Indemnified Parties may have rights to indemnification, advancement of expenses and/or insurance provided by Persons other than the Surviving Corporation and its Subsidiaries (collectively, the “Indemnitors”). Parent hereby agrees that (i) the Surviving Corporation is the indemnitor of first resort (i.e., its obligations to the D&O Indemnified Party are primary and any obligation of the Indemnitors are secondary); (ii) the Surviving Corporation shall be required to advance the full amount of expenses incurred by any D&O Indemnified Party and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent permitted by Law and as required by the terms of this Agreement or the Surviving Corporation’s or its Subsidiaries’ respective certificate of incorporation, bylaws or comparable organizational or governing documents (or any other agreement between the Surviving Corporation or any of its Subsidiaries, on the one hand, and any such D&O Indemnified Party on the other hand), without regard to any rights the D&O Indemnified Party may have against the Indemnitors; and (iii) each of Parent and the Surviving Corporation irrevocably waives, relinquishes and releases the Indemnitors from any and all claims, cross claims and causes of action against the Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. Each of Parent and the Surviving Corporation further agree that no advancement or payment by an Indemnitor on behalf of any D&O Indemnified Party with respect to any claim for which a D&O Indemnified Party has sought indemnification from the Surviving Corporation shall affect the foregoing. Parent and the D&O Indemnified Parties agree that the Indemnitors are express third party beneficiaries of the terms of this Section 7.2(f).

7.3 Employees.

(a) For a period beginning on the date of the Closing and terminating twelve (12) months from the Closing, Parent shall, or shall cause the Surviving Corporation or its Subsidiaries to, provide (i) each employee who is employed by the Company or its Subsidiaries on the Closing Date (each, a “Continuing Employee”) with a base salary or wage rate that is no less favorable than the base salary or wage rate provided to such Continuing Employee immediately prior to the Closing, (ii) each Continuing Employee with annual cash target incentive and commission opportunities that are no less favorable than the annual cash target incentive and commission opportunities provided to such Continuing Employee immediately prior to the Closing and (iii) Continuing Employees with other employee benefits (excluding defined benefit pension, retiree medical benefits and equity incentive benefits) that are no less favorable in the aggregate to either, as determined by Parent in its sole discretion, (A) the employee benefits provided to such Continuing Employees as of immediately prior to the Closing, or (B) those provided to similarly situated employees of Parent. With respect to any Continuing Employee who incurs a termination of employment during the period beginning on the date of the Closing and terminating twelve (12) months from the Closing, Parent shall, or shall cause the Surviving Corporation or its Subsidiaries to, provide cash severance payments and benefits that are no less favorable in the aggregate than those that would have been provided to such Continuing Employee upon a termination of employment had such termination of employment occurred immediately prior to the Closing.

(b) Parent shall, or shall cause one of its Subsidiaries, as applicable, provide to Continuing Employees full credit for all purposes, including eligibility, vesting and determination of the level of benefits, under any employee benefit plans or arrangements (excluding defined benefit pension, retiree medical and equity incentive benefits) maintained by Parent, the Surviving Corporation or its Subsidiaries (collectively, the “Parent Plans”) for such Continuing Employees’ service with the Company or any of its Subsidiaries (or any predecessor entity) to the same extent recognized by the Company and its Subsidiaries under the Employee Benefit Plans; provided, however, that no such service shall be recognized to the extent such recognition would result in the duplication of benefits.

(c) Parent shall, or shall cause one of its Subsidiaries, as applicable, to take commercially reasonable actions to (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any Parent Plan that provides health benefits in which Continuing Employees may be eligible to participate following the Closing Date; (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Continuing Employees and their eligible dependents under the health plans in which they participated immediately prior to the Closing Date during the portion of the calendar year prior to the Closing Date in satisfying any deductibles, co-payments or out-of-pocket maximums under any Parent Plans in which they are eligible to participate after the Closing Date in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents on or after the Closing Date.

(d) The provisions of this Section 7.3 are solely for the benefit of the parties hereto, and nothing contained in this Section 7.3, whether express or implied: (i) is intended to confer upon any current or former employee or any other Person any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment, (ii) shall be treated as establishing, amending or modifying for any purpose any Employee Benefit Plan or Parent Plan or (iii) shall alter or limit Parent or one of its Subsidiaries or any of their Affiliates’ ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement. No Continuing Employee (or any current or former employee of the Company or its Subsidiaries) is a third-party beneficiary of the provisions of this Section 7.3.

7.4 Access to Books and Records. From and after the Closing Date for a period of seven (7) years following the Closing, Parent shall cause the Surviving Corporation and its Subsidiaries to provide the Equityholders’ Representative and its authorized representatives with reasonable access (for the purpose of examining and copying at the Holders’ expense), at reasonable times and upon reasonable advance notice, to the employees, properties, books and records, including the information, records and documents relating to Taxes, of the Surviving

Corporation and its Subsidiaries with respect to periods prior to the Closing Date, in each case, only to the extent necessary (a) for the Equityholders’ Representative or any of its Affiliates to comply with applicable Law, (b) to satisfy any request by any Governmental Authority, (c) for the preparation of Tax Returns, financial statements or other financial reporting material or (d) in connection with any third-party Action (other than any Action against Parent, the Surviving Corporation or their respective Affiliates). Unless otherwise consented to in writing by the Equityholders’ Representative, Parent shall not permit the Surviving Corporation and its Subsidiaries, for a period of seven (7) years following the Closing Date, to destroy, alter or otherwise dispose of any documents of any kind (including those relating to Taxes or the preparation of any Tax Return), or books and records of the Surviving Corporation or its Subsidiaries, or any portions thereof, relating to periods prior to the Closing Date without first giving sixty (60) days’ prior written notice to the Equityholders’ Representative and offering to surrender to the Equityholders’ Representative (at the Equityholders’ Representative’s sole expense on behalf of the Holders) such books and records or such portions thereof. Following notice of such destruction, alteration or disposition, if the Equityholders’ Representative so requests during such sixty (60) day period, Parent shall cause the Surviving Corporation and its Subsidiaries to permit the Equityholders’ Representative to take possession of such documents, books and records (at the Equityholders’ Representative’s sole expense). Notwithstanding anything herein to the contrary, Parent shall not be required to provide any access or information to the Equityholders’ Representative or any of its authorized representatives if such access would (i) cause a violation or breach of any Law or Contract to which Parent or its Subsidiaries (including the Surviving Corporation) is a party or their assets are bound, (ii) jeopardize the attorney-client privilege or an attorney work-product privilege or (iii) give rise to antitrust or competition law issues or violate a protective order; provided, in each case, the Equityholders’ Representative and Parent shall work in good faith on alternative means of disclosure that will not reasonably be expected to result in such violation, breach or loss of privilege.

7.5 Release. Effective as of the Closing, except for any rights or obligations under this Agreement or any Related Document, each of Parent and the Company on behalf of itself and each of its Subsidiaries and Affiliates and each of its and their respective current and former officers, directors, managers, employees, partners, members, advisors, successors and assigns (collectively, the “Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges the Holders, the Equityholders’ Representative and each of their respective Affiliates and each of their respective current and former officers, directors, employees, partners, managers, members, successors and assigns (collectively, the “Released Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues (whether express or implied, absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued), and claims and demands whatsoever, whether in law or in equity, which the Releasing Parties have or may have against each of the Released Parties, now or in the future, by reason of any matter, cause, circumstance, event or thing whatsoever arising prior to the Closing Date, in each case, relating to any acts or omissions of any Released Party occurring at or prior to the Closing; provided that this Section 7.5 shall not release or discharge or otherwise affect any claim or Losses (i) for Fraud or (ii) arising out of the fact that a Released Party was or is an officer or employee of the Company or any of its Subsidiaries, including any claims with respect to fraud, willful misconduct or criminality of such officer or employee or pursuant to the terms of any employment agreement to which a Released Party is a party. Parent, the Company and the Releasing Parties agree that the Released Parties are express third-party beneficiaries of the terms of this Section 7.5.

7.6 Tax Matters.

(a) Transfer Taxes. Parent shall be responsible for the timely payment of all Transfer Taxes, if any, arising out of or in connection with the Transactions. Parent shall prepare and file, or cause to be prepared and filed, when due all necessary documentation and Tax Returns with respect to such Transfer Taxes and shall promptly provide Equityholders’ Representative any such documentation and Tax Returns.

(b) Calculation of Transaction Tax Deductions. For purposes of calculating the Aggregate Merger Consideration and the amount of any Loss with respect to Taxes, Parent shall be presumed to have caused the Company and its Subsidiaries to make an election under Revenue Procedure 2011-29, 2011-18 IRB, to treat 70% of any success-based fees that were paid by or on behalf of the Company with respect to the Transactions as an amount that did not facilitate the Transactions and, therefore, treat 70% of such costs as deductible for U.S. federal income tax purposes.

(c) Filing of Returns. Parent shall, or shall cause the Surviving Corporation to, prepare and duly and timely file all Tax Returns of each of the Company and its Subsidiaries attributable to any Pre-Closing Tax Period or Straddle Period on a basis consistent with the most recent Tax Returns of such Company or Subsidiary unless otherwise required by applicable Law. Except with the prior written consent of the Stockholders (which consent shall not be unreasonably withheld, delayed, or conditioned) or as otherwise required by Law, Parent shall not, and shall not allow the Surviving Corporation to, amend any Tax Return of any of the Company and its Subsidiaries with respect to any Pre-Closing Tax Period or Straddle Period to the extent it could give rise to any claim under Section 10.2 or otherwise adversely impact the Stockholders, provided that an amendment that could give rise to a claim under Section 10.2 shall not be prohibited by this sentence if Parent and the Surviving Corporation waive such claim to the extent impacted by such amendment. Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to obtain any cash refunds of income Taxes (together with any interest payable with respect thereto) to which the Company is entitled with respect to the U.S. federal income tax periods of the Company and its Subsidiaries ending on December 31, 2020, and ending on the earlier of the Closing Date and December 31, 2021, (other than to the extent such cash refund arises as a result of a carryback of a net operating loss or other tax attribute generated in a Post-Closing Taxable Period to a Pre-Closing Taxable Period) by timely filing an IRS Form 4466 with respect to the latter aforementioned taxable period (such refunds collectively, the “Estimated Tax Payment Refund”). Parent shall promptly pay to the Paying Agent for distribution to the Stockholders the amount(s) of the Estimated Tax Payment Refund received by the Company, less any reasonable out-of-pocket third-party costs incurred by Parent or any of the Company and its Subsidiaries in obtaining such Estimated Tax Payment Refund and any Tax costs incurred by the Company or any of its Subsidiaries in respect of such Estimated Tax Payment Refund.

(d) Tax Sharing Agreements. All Tax sharing agreements or similar agreements and all powers of attorney with respect to or involving the Company or any of its

Subsidiaries shall be terminated prior to the Closing and, after the Closing, neither the Company nor any of its Subsidiaries shall not be bound thereby or have any liability thereunder.

(e) Cooperation on Tax Matters. Parent, the Surviving Corporation, Seller Related Parties and Equityholders’ Representative will make commercially reasonable efforts to cooperate fully, as and to the extent reasonably requested by the other party, in connection with any Tax matters relating to the Surviving Corporation (including by the provision of reasonably relevant records or information). The party requesting such cooperation will pay the reasonable out-of-pocket expenses of the other party. Notwithstanding anything to the contrary in this Agreement, the Equityholders’ Representative shall have no obligation to prepare or file any Tax Returns.

Article VIII

CONDITIONS TO CLOSING

8.1 Conditions to Each Party’s Obligations. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by a party with respect to itself to the extent permitted by Law:

(a) Orders. There shall not be in effect on the Closing Date any Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger.

(b) HSR. The waiting period applicable to the Merger under the HSR Act shall have expired or early termination shall have been granted.

(c) State Approvals. All of the State Approvals set forth on Section 8.1(c) of the Company Disclosure Schedule (the “Required Regulatory Approvals”) shall have been obtained.

(d) Stockholder Approval. The Stockholder Approval shall have been obtained.

8.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Parent to the extent permitted by Law:

(a) Company Representations and Warranties.

(i) The representations and warranties of the Company set forth in Section 4.1 (Organization; Standing), Section 4.2 (Power and Authority), Section 4.3 (Enforceability), Section 4.4(a) (Capitalization) and Section 4.23 (No Brokers) shall be true and correct in all material respects as of the Closing as though made at and as of the Closing (except to the extent that any representation and warranty is expressly made as of an earlier date or time, in which case such representation or warranty need only be true and correct in all material respects as of such earlier date or time);

(ii) The representations and warranties of the Company set forth in Section 4.9(b) shall be true and correct in all respects as of the Closing as though made at and as of the Closing; and

(iii) The representations and warranties of the Company set forth in Article IV (other than those referenced in Section 8.2(a)(i) and those referenced in Section 8.2(a)(ii)) shall be true and correct as of the Closing, without giving effect to any materiality or Material Adverse Effect qualifications therein, as though made at and as of the Closing (except to the extent that any representation and warranty is expressly made as of an earlier date or time, in which case such representation or warranty need only be true and correct as of such earlier date or time), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not resulted in a Material Adverse Effect that exists as of the Closing.

(b) Company Covenants and Agreements. The Company shall have performed and complied in all material respects with all obligations and covenants required in this Agreement to be performed or complied with by it at or prior to the Closing.

(c) Company Certificate. The Company shall have delivered to Parent a certificate, executed by the Chief Executive Officer and Chief Financial Officer of the Company, confirming the satisfaction of the conditions contained in Sections 8.2(a) and 8.2(b).

(d) Key Employees. Each of the employees of the Company and its Subsidiaries set forth on Section 8.2(d) of the Company Disclosure Schedule shall be, as of immediately prior to Closing, employed by the Company or any of its Subsidiaries.

8.3 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger shall be subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by the Company to the extent permitted by Law:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in Article V shall be true and correct as of the Closing, as though made at and as of such time (except to the extent that any representation and warranty is expressly made as of an earlier date or time, in which case such representation or warranty need only be true and correct as of such earlier date or time), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to prevent, impede, impair or delay Parent’s or Merger Sub’s ability to consummate the Merger in any material respect.

(b) Covenants and Agreements. Each of Parent and Merger Sub shall have performed and complied in all material respects with all obligations and covenants required in this Agreement to be performed or complied with by such party at or prior to the Closing.

(c) Certificates. Parent and Merger Sub shall have delivered to the Company a certificate, executed by an executive officer of Parent and an authorized officer of Merger Sub confirming the satisfaction of the conditions contained in Sections 8.3(a) and 8.3(b).

Article IX

TERMINATION

9.1 Termination. Notwithstanding any other provision of this Agreement, this Agreement may be terminated at any time prior to the Closing as follows:

(a) by the mutual written consent of Parent and the Company;

(b) by Parent or the Company, upon written notice to the other party, if the Closing shall not have occurred on or prior to May 2, 2022 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party whose breach of any provision of this Agreement resulted in or caused the failure of any condition set forth in Section 8.1 to be satisfied by such time;

(c) by Parent or the Company, upon written notice to the other party, if a Governmental Authority of competent jurisdiction has issued an Order permanently enjoining or otherwise prohibiting the consummation of the Transactions, and such Order has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party whose breach of any provision of this Agreement resulted in or caused such Order to be issued;

(d) by the Company, if (i) Parent has breached or failed to perform any of its covenants or other agreements contained in this Agreement to be complied with by it such that the closing condition set forth in Section 8.3(b) would not be satisfied or (ii) there exists a breach of any representation or warranty of Parent contained in Article V such that the closing condition set forth in Section 8.3(a) would not be satisfied, and in the case of both (i) and (ii), such breach or failure to perform has not been waived by the Company or cured within twenty (20) days after receipt of written notice thereof by Parent or is incapable of being cured by Parent by the Termination Date; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.1(d) if the Company is also in breach of any covenant, agreement, representation or warranty contained in this Agreement, which such breach has prevented or would prevent the satisfaction of any condition set forth in Section 8.2(a) or Section 8.2(b); or

(e) by Parent, if (i) the Company has breached or failed to perform any of its covenants or other agreements contained in this Agreement to be complied with by it such that the closing condition set forth in Section 8.2(b) would not be satisfied or (ii) there exists a breach of any representation or warranty of the Company contained in Article IV such that the closing condition set forth in Section 8.2(a) would not be satisfied, and in the case of both (i) and (ii), such breach or failure to perform has not been waived by Parent or cured within twenty (20) days after receipt of written notice thereof to the Company or is incapable of being cured by the Company by the Termination Date; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 9.1(e) if Parent is also in breach of any covenant, agreement, representation or warranty contained in this Agreement, which breach has prevented or would prevent the satisfaction of any condition set forth in Section 8.3(a) or Section 8.3(b).

9.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 9.1 by Parent or the Company, this Agreement will become void and have no effect, without any liability or obligation on the part of Parent or the Company (or any other Person); provided that, notwithstanding the foregoing, (a) no such termination shall relieve any party hereto of any liability for damages to any other party hereto resulting from a willful and material breach of this Agreement, and (b) the provisions of Section 6.6(b), this Section 9.2 and Article X and the Confidentiality Agreement will survive any termination of this Agreement in accordance with Section 11.14. For purposes of this Agreement, “willful and material breach of this Agreement” shall mean a material breach that is a consequence of an act taken by the breaching party, or the failure by the breaching party to take an act it is required to take under this Agreement, when the breaching party knew that the taking of, or the failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement (which shall be deemed to include the failure to consummate the Closing by the Company, Parent or Merger Sub pursuant to this Agreement (if the applicable conditions set forth in Article VIII are satisfied or waived and the Company or Parent, as applicable, fails to consummate the Closing by the date required pursuant to Section 2.3)).

Article X

Indemnity

10.1 Survival of Representations, Warranties, Covenants and Agreements. The representations and warranties of the parties hereto contained in or made pursuant to this Agreement shall survive in full force and effect until March 31, 2023 (the “Survival Date”), at which time they shall terminate (and no claims shall be made for indemnification under Section 10.2 or Section 10.3 thereafter); provided that in the event a Claim Notice has been given in good faith within the applicable survival period described in this Section 10.1 and in accordance with Section 10.4, the representations and warranties that are the subject of such indemnification claim shall survive with respect to such claim until there is a Final Determination. The parties hereto agree that in this Article X they intend to shorten the applicable statute of limitations period for claims in respect of a breach of a representation or warranty. The covenants and agreements that by their terms apply or are to be performed in whole or in part at or after the Closing (“Post-Closing Covenants”) shall survive for the period provided in such covenants and agreements, if any, or until fully performed. The covenants and agreements that by their terms apply or are to be performed in their entirety prior to the Closing shall terminate at the Closing.

10.2 Indemnification of Parent Indemnified Parties.

(a) From and after the Closing and subject to the provisions of this Article X, Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries) and each of their respective officers, directors, employees, agents and other representatives (the “Parent Indemnified Parties”) shall be indemnified and held harmless from the Indemnity Escrow Fund from and against all damages, losses, payments, penalties, liabilities, judgments, assessments, settlements, deficiencies, disbursements, Taxes, costs and expenses (including any reasonable and documented legal fees) (“Losses”) that such Parent Indemnified Party actually suffered or incurred, or became subject to, as a result of:

(i) any breach of the representations and warranties set forth in Article IV (without regard to any qualification or exception contained therein relating to materiality (such as the terms “material” or “Material Adverse Effect”), other than (x) the word “Material” in the defined terms “Material Contract” and “Hazardous Material” and (y) the words “material”, “materially” or “Material Adverse Effect” in Sections 4.1(c), 4.7(a), 4.9, 4.12(c), 4.15(a) and 4.17 (solely with respect to the first sentence)); and

(ii) the matters set forth on Section 10.2 of the Company Disclosure Schedules (the “Specified Matters”).

(b) Notwithstanding anything to the contrary contained herein, no Parent Indemnified Parties shall be entitled to indemnification hereunder for any Losses pursuant to Section 10.2(a) (provided that the indemnity with respect to the Specified Matter shall not be subject to the Deductible or De Minimis Amount but shall be subject to the Cap):

(i) with respect to any claim, unless such claim, together with other claims arising from similar or related underlying facts, events or circumstances, involves Losses in excess of $10,000 (the “De Minimis Amount”);

(ii) until the aggregate amount of the Losses (in each case in excess of the De Minimis Amount and excluding any claims that are not indemnifiable pursuant to Section 10.2(b)(i)) for which the Parent Indemnified Parties are determined in a Final Determination to be otherwise entitled to indemnification under Section 10.2(a) exceeds $3,000,000 (the “Deductible”), and thereafter the Parent Indemnified Parties shall be entitled to indemnification for all Losses in excess of the Deductible but in no event exceeding the Cap; and

(iii) in a cumulative aggregate amount (taking into account all amounts indemnified hereunder) exceeding $21,000,000 minus any amounts released from the Indemnity Escrow Account pursuant to Section 3.5 (the “Cap”).

(c) Notwithstanding anything to the contrary contained herein, the indemnification provided in this Section 10.2 shall only be satisfied from the Indemnity Escrow Fund and no Holder shall have any liability other than with respect to its pro rata portion of the Indemnity Escrow Fund, and Parent shall not, and shall not permit any Parent Indemnified

Parties to, bring any Action against any Holder with respect to any indemnification contemplated by this Article X.

(d) No Parent Indemnified Party shall be entitled to indemnification under Article X in respect of any Losses or amount to the extent such Loss is taken into account in the calculation in the Final Merger Consideration.

10.3 Indemnification of Seller Indemnified Parties.

(a) From and after the Closing and subject to the provisions of this Article X, the Holders and each of their respective officers, directors, employees, agents and other representatives (the “Seller Indemnified Parties”) shall be indemnified and held harmless by Parent from and against all Losses that such Seller Indemnified Party actually suffered or incurred, or became subject to, as a result of: any breach of the representations and warranties set forth in Article V (without regard to any qualification or exception contained therein relating to materiality (such as the terms “material”).

(b) Notwithstanding anything to the contrary contained herein, no Seller Indemnified Parties shall be entitled to indemnification hereunder for any Losses pursuant to Section 10.3(a):

(i) with respect to any claim, unless such claim, together with other claims arising from similar or related underlying facts, events or circumstances, involves Losses in excess of the De Minimis Amount;

(ii) until the aggregate amount of the Losses (in each case in excess of the De Minimis Amount and excluding any claims that are not indemnifiable pursuant to Section 10.3(b)(i)) for which the Seller Indemnified Parties are determined in a Final Determination to be otherwise entitled to indemnification under Section 10.3(a) exceeds the Deductible, and thereafter the Seller Indemnified Parties shall be entitled to indemnification for all Losses in excess of the Deductible but in no event exceed the Cap; and

(iii) in a cumulative aggregate amount (taking into account all amounts indemnified hereunder) exceeding the Cap.

10.4 Claims Procedure.

(a) If any Parent Indemnified Party or Seller Indemnified Party (an “Indemnified Party”) becomes aware of any fact, matter or circumstance that has given or may reasonably be expected to give rise to a claim for indemnification under this Article X, the Indemnified Party shall promptly notify the Equityholders’ Representative (if such notice is sent by a Parent Indemnified Party) or Parent (if such notice is sent by a Seller Indemnified Party) (such party to be notified hereunder, the “Indemnifying Party”) in writing of any claim (such notice, a “Claim Notice”) in respect of which indemnity may be sought under this Article X, that the applicable Indemnified Party has determined has given or could reasonably give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, whether by litigation, by arbitration, as a result of an investigation, or otherwise (each, a “Third Party Claim”)), setting out (i) the provisions under this Agreement on which such claim is based, (ii) to the extent reasonably ascertainable, its estimate of the amount of Losses which are, or are to be, the subject of the claim and (iii) such other information as is reasonably necessary to enable the Indemnifying Party to assess the merits of the claim, and the Indemnified Party shall keep the Indemnifying Party reasonably and promptly informed of any developments (including additional information which may become available to it) in respect of such facts, matters or circumstances; provided, however, that any failure or delay in providing such Claim Notice shall not release the Indemnifying Party from any of its obligations under this Article X except to the extent the Indemnifying Party is adversely affected or prejudiced by such failure or delay.

(b) The Indemnified Party shall, and shall cause its Affiliates and Representatives to, reasonably cooperate with and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in defending against a Third-Party Claim. In connection with any fact, matter, event or circumstance that may give rise to a claim against any Indemnifying Party under this Agreement, the Indemnified Party shall, and shall cause its Affiliates and Representatives to, ensure that it or they shall (i) preserve all material evidence relevant to the claim to the extent within its control, (ii) allow the Indemnifying Party to investigate the fact, matter, event or circumstance alleged to give rise to such claim and whether and to what extent any amount is payable in respect of such claim, (iii) disclose to the Indemnifying Party all material of which it is aware which relates to the claim and provide all such information and assistance, including reasonable access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as the Indemnifying Party may reasonably request, subject to the Indemnifying Party agreeing to keep all such information confidential and to use it only for the purpose of investigating and defending the claim in question (except that the Indemnifying Party will not be required to keep any such information confidential to the extent disclosure may be required by applicable Law or to the extent disclosure may be reasonably necessary or desirable in connection with investigating or defending the claim in question); provided that the foregoing shall not require the Indemnified Party, or its Affiliates or Representatives, to disclose any documents or information that may be reasonably expected to result in a violation of applicable Law or the loss or waiver of any attorney-client, work product or similar legal privilege; provided, further, that the Indemnified Party and the Indemnifying Party, and their respective Affiliates or Representatives, shall work in good faith to put in place appropriate substitute disclosure arrangements to permit such disclosure without such violation, loss or waiver. The Indemnified Party and the Indemnifying Party shall keep each other reasonably informed with respect to the status of such Third-Party Claim.

(c) Upon receipt of a Claim Notice for indemnity from an Indemnified Party pursuant to Section 10.4(a) in respect of a Third-Party Claim, the Indemnifying Party may, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of the Claim Notice of such Third-Party Claim (the “Notice Period”), assume the defense and control of any Third-Party Claim, with its own counsel reasonably acceptable to the Indemnified Party and at its own expense, but shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third-Party Claim with its own counsel and at its own expense (subject to the Indemnifying Party agreeing in writing that it is obligated to indemnify the Indemnified Party pursuant to, and subject to the limitations set forth in, this Article X);

provided, however, the Indemnifying Party shall not be entitled to assume the defense (unless otherwise agreed to in writing by the Indemnified Party) of any criminal or regulatory action or claim, any claim seeking material non-monetary remedies, or any claim for which a majority of the Losses, when taken together with all other outstanding claims for indemnification, would not reasonably be expected to be satisfied by the indemnity hereunder (including because of the Deductible or the Cap). Notwithstanding the anything to the contrary set forth herein, with respect to the Specified Matter, the Equityholders’ Representative shall retain the defense and control any litigation, negotiation or settlement with respect thereto; provided that any counsel engaged in connection therewith shall be reasonably acceptable to the Indemnified Party. If the Indemnifying Party undertakes to assume and control the defense of a Third-Party Claim, the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, any Third-Party Claim (a “Settlement” or “Settles”) (including any Specified Matter) unless such Settlement (i) does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party or its Affiliates, (ii) contains, as a condition of any Settlement, an unconditional release of each Indemnified Party from any and all Losses in respect of such Third-Party Claim and (iii) does not impose any obligations or requirements on the Company or any of its Subsidiaries (other than payment obligations subject to the indemnification provisions set forth in this Article X).

(d) The Indemnifying Party shall have no liability with respect to a Settlement entered into by the Indemnified Party without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed). If an Indemnified Party settles a Third-Party Claim in violation of the immediately preceding sentence, then the Indemnifying Party shall be relieved of its indemnification obligations hereunder with respect to such Third-Party Claim. The Indemnified Party and its counsel shall keep the Indemnifying Party informed of all developments relating to any such Third-Party Claim, including by promptly (and not later than five (5) Business Days after the receipt thereof) providing copies of all relevant correspondence and documentation relating thereto.

10.5 Indemnification Payment.

(a) On the third (3rd) Business Day following the Survival Date, Parent and the Equityholders’ Representative shall provide a joint written instruction to the Escrow Agent pursuant to the Escrow Agreement and this Agreement directing the Escrow Agent to distribute by Wire Transfer any remaining portion of the Indemnification Escrow Account, in accordance with, and subject to the conditions of, this Agreement and the Escrow Agreement, to the Paying Agent; provided that, as of the Survival Date, to the extent there are any pending and unresolved claims for indemnification under Article X for which a Claim Notice has been provided in accordance with the terms of this Agreement to the Indemnifying Party prior to the Survival Date (“Pending Claims”), all or a portion of the funds in the Indemnification Escrow Account in an amount equal to the aggregate amounts set forth in the Claim Notices with respect to all Pending Claims shall be retained in the Indemnification Escrow Account in accordance with the Escrow Agreement and this Agreement until Finally Determined. At any time after the Survival Date, (i) when a Pending Claim is resolved by a Final Determination, Parent and the Equityholders’ Representative shall, no later than the third (3rd) Business Day following the date of such Final

Determination, provide a joint written instruction to the Escrow Agent pursuant to the Escrow Agreement and this Agreement directing the Escrow Agent to distribute by Wire Transfer, no later than the third (3rd) Business Day following the date of such joint written instruction, to (A) Parent from the Indemnification Escrow Account an amount equal to the amount Finally Determined to be recoverable by the Parent Indemnified Party with respect to such Pending Claim and (B) the Paying Agent an amount equal to the remainder, if any, of the amount that was set forth in the Claim Notice with respect to the applicable Pending Claim after accounting for the payment to the Parent Indemnified Party in the foregoing clause (A); provided that any release pursuant to this clause (B) shall only be made to the extent the amount remaining in the Indemnification Escrow Account following such release is sufficient to satisfy all other Pending Claims that have not been Finally Determined and (ii) upon the resolution of all Pending Claims by one or more Final Determinations, Parent and the Equityholders’ Representative shall, no later than the third (3rd) Business Day following the date of such Final Determinations, provide a joint written instruction to the Escrow Agent pursuant to the Escrow Agreement and this Agreement directing the Escrow Agent to distribute by Wire Transfer, no later than the third (3rd) Business Day following the date of such joint written instruction, to the Paying Agent (for distribution to each Holder in proportion to such Holder’s Pro Rata Percentage) from the Indemnification Escrow Account the applicable amount reserved amount remaining in the Indemnification Escrow Account after giving effect to any amounts required to be paid to the Parent Indemnified Parties in accordance with the foregoing clause (i). For purposes of this Section 10.5(a), any amounts released from the Indemnity Escrow Account (less the employer portion of any payroll Taxes imposed with respect to such amount payable to the holders of Company Options and the EBU Holders) to the Paying Agent or to the Surviving Corporation for the benefit of the EBU Holders and holders of Company options shall be distributed as follows: (x) twenty percent (20%) of the applicable amount to the EBU Holders based on the applicable percentage opposite such EBU Holders name on the Holder Payment Schedule under the heading “Unitas Holdings Corp. EBU Ownership Ledger” and (y) eighty percent (80%) of the applicable amount to the Holders (other than a Holder of Dissenting Shares in respect of such Dissenting Shares) based on the percentage of the aggregate amount of the Closing Stock Consideration and Closing Option Payments that the applicable Holder became entitled to receive at the Effective Time; provided that any amounts payable to holders of Company Options or to the EBU Holders shall be paid to the Surviving Corporation, and the employer portion of any payroll Taxes imposed with respect to such amount payable to the holders of Company Options and the EBU Holders shall be released to the Surviving Corporation (and the Surviving Corporation shall use such increased amount to pay such payroll Taxes), and Parent shall cause the Surviving Corporation to pay all such amounts payable to the holders of Company Options in accordance with the mechanics described in Section 3.3 and payable to the EBU Holders in accordance with terms of the applicable governing documents and, in any event, at or about the same time as payments are made to the other Holders (other than a Holder of Dissenting Shares in respect of such Dissenting Shares).

(b) In the event of an indemnification pursuant to Section 10.3 Parent shall pay to the Paying Agent by Wire Transfer the amount of any Losses for which it is liable under this Article X no later than three (3) Business Days following any Final Determination of such Loss and Parent’s liability therefor.

10.6 Damages. The parties hereto agree that with respect to each indemnification obligation set forth in this Article X, in no event shall an Indemnified Party be indemnified hereunder for any consequential, indirect, speculative, incidental, punitive, or special damages, opportunity cost, lost profits, diminution in value or lost prospective economic advantage, or other similar damages or Losses, except to the extent such Losses are actually awarded in a Final Determination in connection with a Third-Party Claim or (b) are reasonably foreseeable as a result of any breach of a representation and warranty or covenant contained in this Agreement or as a result of any Specified Matter. Where one and the same set of facts, circumstances or events qualifies under more than one provision entitling an Indemnified Party to a claim or remedy under this Agreement, such Indemnified Party shall not be entitled to duplicative recovery of Losses arising out of such facts, circumstances or events.

10.7 Mitigation.

(a) The Indemnified Party shall use reasonable best efforts (including by taking any actions reasonably requested by an Indemnifying Party) to avoid or mitigate any Losses, which in the absence of mitigation might give rise to or increase a Loss in respect of any claim under this Article X.

(b) The Indemnified Party shall use its commercially reasonable efforts to recover under any and all indemnification agreements or arrangements with third parties or under any insurance policy with respect to such Losses (each, a “Collateral Source”) for any Losses indemnifiable pursuant to this Article X. In calculating amounts payable to an Indemnified Party hereunder, the amount of any indemnified Losses shall be computed net of (i) payments actually recovered by the Indemnified Party by a Collateral Source, after giving effect to any deductible or other reasonable and documented out-of-pocket cost of recovery, or (ii) any prior actual recovery by the Indemnified Party from any Person with respect to such Losses. If any Indemnified Party has been indemnified hereunder for any claim and such Indemnified Party (or its Affiliates) subsequently recovers from a Collateral Source a sum which indemnifies or compensates the Indemnified Party or its Affiliates (in whole or in part) in respect of the Loss which is the subject matter of the claim, any such Parent Indemnified Party shall pay to the Paying Agent and any such Seller Indemnified Party shall pay to Parent, as applicable, as soon as practicable after such recovery has actually been received an amount equal to the lesser of (i) any sum recovered from the third party less any reasonable costs and expenses incurred in obtaining such recovery or (ii) the amount previously received by the Indemnified Party pursuant to the indemnification provisions hereunder less any reasonable costs and expenses incurred in obtaining such indemnification.

10.8 Tax Treatment. To the fullest extent permitted under applicable Law, for all purposes (including Tax purposes), the parties hereto shall treat any payment made under this Article X as an adjustment to the Aggregate Merger Consideration, unless they are required to treat such payments otherwise by applicable Laws.

10.9 Exclusive Remedy. Each party hereto acknowledges and agrees that following the consummation of the Closing in accordance with its terms, the indemnification provisions of this Article X shall be the sole and exclusive remedies of the parties hereto under or in connection with this Agreement, other than (a) in the case of Fraud or (b) with respect to the matters contemplated by Section 3.11 and Section 3.12. Notwithstanding the foregoing, nothing in this Article X applies with respect to any breach of any Post-Closing Covenant, in which case the parties shall be entitled to any remedy that may be available at law or in equity, including pursuant to Section 11.16.

Article XI

GENERAL PROVISIONS

11.1 Release.

(a) Parent and Merger Sub, for themselves and on behalf of the other Parent Related Parties (including, after the Closing, the Surviving Corporation and its Subsidiaries), intend to and acknowledge and agree that, from and after the Closing, to the fullest extent permitted by Law, including by contractually shortening the applicable statute of limitation, any and all rights, claims and causes of action it may have against any Seller Related Party relating to the operation of the Company and its Subsidiaries or their respective businesses or relating to the subject matter of this Agreement or the Disclosure Schedule or the Transactions, whether arising under, or based upon, any Law (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law) are hereby irrevocably waived. Furthermore, without limiting the generality of this Section 11.1(a), no claim shall be brought or maintained by, or on behalf of, Parent, Merger Sub or any Parent Related Party (including, after the Closing, the Surviving Corporation and its Subsidiaries) against any Seller Related Party, and no recourse shall be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties, covenants or agreements of the Company or any other Person set forth or contained in this Agreement, any certificate, instrument, opinion, agreement or other document of the Company or any other Person delivered in connection with the Transactions, the subject matter of this Agreement or the Disclosure Schedule or the Transactions, the business or the ownership, operation, management, use or control of the business of the Company or any of its Subsidiaries, any of their respective assets, or any actions or omissions at, or prior to, the Closing. Notwithstanding anything to the contrary contained herein, the foregoing limitations shall not apply to any claim for Fraud.

(b) Parent and Merger Sub unconditionally and irrevocably acknowledge and agree that (i) the agreements contained in this Section 11.1 are an integral part of this Agreement and the Transactions and (ii) without the agreements set forth in this Section 11.1, the Company would not enter into this Agreement or otherwise agree to consummate the Merger.

11.2 Expenses. Except as otherwise provided in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the negotiation and execution of this Agreement and the Related Documents and the consummation of the Merger shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, that Parent shall be responsible for, and shall pay promptly (and, in any event, prior to the Measurement Time) reimburse the Company (by direct payment to the Company) for, amounts paid by or on behalf of the Company, with respect to (a) all filing fees lawfully payable to or at the request of any Governmental Authority in connection with this Agreement, the Related Documents and the consummation of the Merger and (b) its obligations under Section 7.2.

11.3 Governing Law. This Agreement, the Related Documents and all actions, suits, proceedings, claims, demands, disputes, cross claims, counterclaims or causes of action (whether in contract or tort or otherwise) that may be based upon, arise out of or relate to this Agreement, the Transactions and/or any Related Document or the negotiation, execution or performance of this Agreement, the Transactions and/or any Related Document, shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to agreements made and to be performed entirely within such State, without regard to the conflict of laws principles or rules (whether of the state of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the state of Delaware. The parties agree that (a) the requirements of 6. Del. C. § 2708 are satisfied and that the statute mandates the application of Delaware law to this Agreement, the relationship of the parties, the proposed Merger and the interpretation and enforcement of the rights and duties of the parties, (b) no other jurisdiction has a materially greater interest in the foregoing, and (c) the application of Delaware law would not be contrary to the fundamental policy of any other jurisdiction that, absent the parties’ choice of Delaware law, would have an interest in the foregoing.

11.4 Jurisdiction; Service of Process; Waiver of Jury Trial.

(a) Subject to Section 3.12, each party hereto hereby irrevocably and unconditionally:

(i) submits to the exclusive jurisdiction of the Court of Chancery of the state of Delaware, or, solely if the Court of Chancery does not have jurisdiction, the United States District Court sitting in New Castle County, Delaware, or, solely if such federal court does not have jurisdiction, any state court of competent civil jurisdiction sitting in New Castle County, Delaware (the “Chosen Courts”), over any and all actions, suits, proceedings, claims, demands, disputes, cross claims, counterclaims or causes of action (whether in contract or tort or otherwise) that may be based upon, arise out of or relate to this Agreement, the Transactions or any Related Document or the negotiation, execution or performance of this Agreement, the Transactions or any Related Document;

(ii) agrees that all actions, suits, proceedings, claims, demands, disputes, cross claims, counterclaims or causes of action (whether in contract or tort or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, the Transactions or the Related Documents shall be heard and determined in the Chosen Courts;

(iii) agrees not to bring any such suit, action or other proceeding based upon, arising out of or relating to this Agreement, the Transactions or any Related Document or the negotiation, execution or performance of this Agreement, the Transactions or any Related Document in any court other than the Chosen Courts; and

(iv) waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in the Chosen Courts or any defense of improper venue or inconvenient forum for the maintenance of any such suit, action or proceeding so brought, and waives any bond, surety, or other security that might be required of any other party with respect thereto.

(b) Each of the parties agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by Law.

(c) Each of the parties hereby consents to process being served by any party hereto in any suit, action or proceeding by the delivery of a copy thereof in accordance with the provisions of Section 11.7. The consents to jurisdiction and service of process set forth in Section 11.4(a) and this Section 11.4(c) shall not constitute general consents to service of process in the State of New York and shall have no effect for any purpose, except as provided in Section 11.4(a) and this Section 11.4(c), and shall not be deemed to confer rights on any Person other than the parties hereto.

(d) EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, AND COVENANTS THAT IT WILL NOT ASSERT, ANY AND ALL RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY SUIT, ACTION OR PROCEEDING, DIRECTLY OR INDIRECTLY, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS AND/OR THE RELATED DOCUMENTS (WHETHER ARISING IN CONTRACT OR IN TORT OR OTHERWISE). EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.4(d). THE PARTIES HERETO AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES HERETO IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT, THE TRANSACTIONS AND/OR THE RELATED DOCUMENTS.

11.5 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto, the Disclosure Schedules, the Related Documents and the Confidentiality Agreement) represents the entire understanding and agreement of the parties with respect to the Transactions, and supersedes all prior and contemporaneous agreements, arrangements, contracts, discussions, negotiations, undertakings and understandings (whether written or oral and including any letters of intent, term sheets or other similar preliminary documents) among the parties and/or their respective representatives with respect to the Transactions. The parties have voluntarily agreed to define their rights, liabilities and obligations with respect to the Transactions exclusively in contract pursuant to the express terms and provisions of this Agreement, the Related Documents and the Confidentiality Agreement, and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement, the Related Documents or the Confidentiality Agreement. Furthermore, each party hereby acknowledges that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations, and all parties specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction. Except in the case of Fraud, the sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the Transactions shall be those remedies available at law or in equity for breach of contract against the parties to this Agreement only (as such contractual remedies have been further limited, waived, released, modified or excluded pursuant to the express terms of this Agreement, including Section 3.12(e)(ii), and Section 10.9), and the parties hereby agree that no party hereto shall have any remedies or causes of action (whether in contract, tort or otherwise) for any statements, communications, disclosures, failures to disclose, or representations, warranties or covenants not explicitly set forth in this Agreement. All representations, warranties, covenants and agreements set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth herein.

11.6 Amendments and Waivers. This Agreement may not be amended, altered or modified, except by written instrument making specific reference to this Agreement and signed by each party hereto. No waiver by any party of any provision hereof shall be effective unless explicitly set forth in writing making specific reference to this Agreement and signed by the party so waiving. No waiver by any party shall operate, constitute or be construed as a waiver of, or estoppel with respect to, any subsequent or other inaccuracy, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate, constitute or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

11.7 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered personally by hand, (ii) when sent by electronic mail with written confirmation of receipt (including by electronic mail), (iii) one Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized overnight courier, or (iv) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the following addresses and email addresses (or to such other address or email addresses as a party may have specified by notice given to the other parties pursuant to this provision); provided that with respect to notices delivered to the Equityholders’ Representative, such notices must be delivered solely via facsimile transmission, with confirmed receipt, or via email by way of a PDF attachment thereto of an executed document:

If to the Company prior to the Closing, to:

Unitas Holdings Corp.
1071 Camelback Street
Newport Beach, CA 92660
Attention: Amy Castell
Email: acastell@unitedautocredit.net

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention: Sven Mickisch
Email: sven.mickisch@skadden.com

If to the Equityholders’ Representative, to:

Fortis Advisors LLC

Attention: Notices Department (Project Riptide)

Facsimile: (858) 408-1843

Email: notices@fortisrep.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention: Sven Mickisch
Email: sven.mickisch@skadden.com

If to Parent or Merger Sub, to:

Vroom, Inc.
1375 Broadway, Floor 11
New York, New York 100181
Attention: Pat Moran
Email: pat.moran@vroom.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Lee Meyerson and Ravi Purushotham
Email: lmeyerson@stblaw.com and rpurushotham@stblaw.com

11.8 Severability. If any term or other provision of this Agreement is adjudicated by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any Law or public policy, that provision will be deemed separable from the remaining terms and provisions of this Agreement, and will not affect the validity or interpretation of the other terms and provisions of this Agreement or any Related Document, and all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party or such party waives its rights under this Section 11.8 with respect thereto. Upon any such adjudication that any term or provision hereof is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

11.9 Binding Effect; Third-Party Beneficiaries; Assignment.

(a) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(b) Nothing in this Agreement shall create or be deemed to create any third-party beneficiary rights in any Person that is not a party hereto, except as contemplated in Section 3.12(e), Section 7.2, Section 7.5, Article X, Section 11.1, this Section 11.9, Section 11.10, Section 11.17, Section 11.18 and, with respect to each Holder, such Person’s right to receive such Person’s Pro Rata Percentage of (i) the Net Estimated Closing Payment Amount and (ii) any Post-Closing Payments.

(c) Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, in whole or in part, by any party, directly or indirectly (by operation of Law or otherwise), without the prior written consent of the other parties and any attempted assignment without the required consents shall be void. No assignment of any obligations hereunder shall relieve a party of any of its obligations pursuant to this Agreement. Upon any permitted assignment, the references in this Agreement to the assigning party shall also apply to any such assignee of such assigning party.

11.10 No Recourse Against Non-Parties. Notwithstanding anything to the contrary set forth in this Agreement or the Exhibits or Schedules hereto, or any Related Documents, all actions, suits, proceedings, claims, demands, disputes, cross claims, counterclaims or causes of action (whether in contract or tort or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, the Transactions or the Related Documents, may be made only against the entities that are expressly identified as parties hereto. No Person who is not a party hereto, including any past, present or future director, officer, employee, incorporator, member, manager, partner, equityholder, Affiliate, agent, attorney, financing source or representative of any party hereto (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any Losses, obligations or liabilities arising under, in connection with or related to this Agreement, the Transactions or the Related Documents or for any claim based on, in respect of, or by reason of this Agreement or the negotiation, execution or performance of this

Agreement, and each party hereto irrevocably and unconditionally waives and releases all such Losses, liabilities, claims and obligations against any such Non-Party Affiliates other than any affirmative defense to any actions, suits, proceedings, claims, demands, disputes or causes of action brought by such Non-Party Affiliate against a party hereto. Non-Party Affiliates are expressly intended as third-party beneficiaries of this Section 11.10.

11.11 No Partnership Created. In no event shall this Agreement be deemed to create a partnership or joint venture between the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, and in no event shall any fiduciary or similar duty be deemed owed by the Company or any of its Affiliates to Parent or any of its Affiliates.

11.12 No Strict Construction. Notwithstanding the fact that this Agreement has been drafted or prepared by one of the parties, each of the parties hereto confirms that it and its respective counsel has reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the parties hereto and the language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. In the event an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring by virtue of the authorship of any provisions of this Agreement.

11.13 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. This Agreement and any Related Document, and any amendments, waivers or supplements hereto or thereto, to the extent signed and delivered by electronic mail in “portable document format” (“.pdf”) form, or any other electronic transmission, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

11.14 Confidentiality. Parent acknowledges that all information provided to it and any of its Affiliates, agents and representatives by the Company and its Affiliates, agents and representatives in connection with this Agreement and the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by Section 6.6(b).

11.15 Press Releases and Communications. No press release or public announcement related to this Agreement or the Merger, or prior to the Closing, any other announcement or communication to the employees, customers or suppliers of the Company or its Subsidiaries, shall be issued or made by or on behalf of the Company, Parent or Merger Sub without the prior written consent of the other parties hereto, unless required by Law or applicable stock exchange rules (in the reasonable advice of counsel) in which case the issuing party will use reasonable best efforts to allow the other parties reasonable time to review and comment on such press release, announcement or communication prior to its issuance, distribution or publication; provided, however, that following the public announcement of the Transactions, the foregoing will not restrict or prohibit the Company or any of its Subsidiaries from making any announcement to its employees, customers and other business relations to the extent the Company or such Subsidiary reasonably determines in good faith that such announcement is necessary or advisable or is necessary to comply with any Law or the requirements of any Contract to which the Company or any of its Subsidiaries are a party (in which case the Company will use reasonable best efforts to allow Parent reasonable time to review and comment on such announcement prior to its issuance, distribution or publication). Following the public announcement of the Transactions, each Holder and its Affiliates may (a) provide general information about the subject matter of this Agreement and the Company and its Subsidiaries (including its and their performance and improvements) in connection with such Holder’s or its Affiliates’ marketing, informational or reporting activities and (b) report and disclose the status of this Agreement and the Transactions to their respective direct and indirect limited partners or investors. Notwithstanding anything contained herein to the contrary, in no event will Parent or, after the Closing, the Surviving Corporation have any right to use any Holder’s or its Affiliates’ name or mark, or any abbreviation, variation or derivative thereof, in any press release, public announcement or other public document or communication without the express written consent of such Holder or its Affiliate. The Company, Parent and Merger Sub agree to keep the terms of this Agreement confidential, except to the extent required by Law or for financial reporting purposes or obtaining any Required Regulatory Approvals and except that the parties may disclose such terms to their respective employees, accountants, advisors and other representatives as necessary in connection with the ordinary conduct of their respective businesses (so long as such Persons agree to or are bound by contract to keep the terms of this Agreement confidential).

11.16 Specific Performance. Each of the parties hereto acknowledges that the rights of each party to consummate the Merger are unique and recognizes and affirms that in the event that any of the provisions of this Agreement or any Related Document are not performed in accordance with their specific terms or are otherwise breached irreparable damage would occur, money damages would be inadequate and the other parties would have no adequate remedy at Law. Accordingly, the parties agree that each party shall have the right, in addition to any other rights and remedies existing in their favor at law or in equity, to enforce their rights and the other parties’ obligations hereunder by an action or actions for specific performance, injunctive and/or other equitable relief (without proof of damages and without posting of bond or other security) to prevent breaches and threatened breaches of this Agreement or any Related Document and to enforce specifically the terms and provisions of this Agreement and any Related Document. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that (a) there is an appropriate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or in equity. In no event shall the exercise of a party’s right to specific performance pursuant to this Section 11.16 reduce, restrict or otherwise limit such party’s right to terminate this Agreement pursuant to Section 9.1 or pursue any other applicable remedy at law, including seeking money damages. Each of the parties hereto hereby irrevocably and unconditionally waives any (i) defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) requirement under any law to post a bond or other security as a prerequisite to obtaining equitable relief.

11.17 Equityholders’ Representative.

(a) As of the date hereof, Fortis Advisors LLC, a Delaware limited liability company, shall be and hereby is constituted and appointed as the Equityholders’ Representative and as the true and lawful attorney-in-fact and exclusive agent under this Agreement, the Paying Agent Agreement and the Escrow Agreement, with full and exclusive power and authority on the behalf of each Holder to (i) consummate the Transactions in accordance with the terms and conditions set forth in this Agreement and the Escrow Agreement, (ii) pay each such Holder’s allocable share of expenses (whether incurred on or after the date hereof) incurred in connection with the negotiation and performance of this Agreement and the Escrow Agreement, (iii) receive, give receipt of and disburse any funds received hereunder or under the Escrow Agreement on behalf of or to each such Holder, (iv) hold back from disbursement to all of the Holders collectively any such funds to the extent it reasonably determines may be necessary or required under the terms and conditions of this Agreement or Law (including with respect to the payment of each Holder’s expenses in accordance with clause (ii)), (v) execute and deliver on behalf of each such Holder all documents contemplated herein or in the Escrow Agreement, and any amendment or waiver hereto or thereto, (vi) give and receive notices on behalf of the Holders collectively, (vii) give any written direction to the Escrow Agent or Paying Agent and (viii) take any action it deems necessary, advisable or appropriate in respect of any claim (including settlement thereof) made by any Parent Indemnified Party, or to be made on behalf of the Seller Indemnified Parties against Parent, for indemnification pursuant to Article X, (ix) pursue a claim for indemnification under Section 10.3 and take any action it deems necessary, advisable or appropriate in respect of any such claim (including settlement thereof). Each of the Holders, by accepting the consideration payable to it hereunder and without any further action of any of the Holders or the Company, hereby irrevocably appoints the Equityholders’ Representative to be its attorney-in-fact and exclusive agent under this Agreement, the Paying Agent Agreement and the Escrow Agreement and grants unto said attorney-in-fact full power and authority (a) to do and perform each and every act and thing necessary or required to be done in connection with the Transactions as fully to all intents and purposes as such Holders might or could do in person (including all of the actions described more fully above), (b) to do or refrain from doing any further act or deed on behalf of the Holders which the Equityholders’ Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement, the Paying Agent Agreement and the Escrow Agreement, and (c) to do all things and to perform all acts, as contemplated by or deemed advisable by the Equityholders’ Representative in connection with this Agreement, the Paying Agent Agreement, the Escrow Agreement or the Equityholders’ Representative Engagement Agreement. Notwithstanding the foregoing, the Equityholders’ Representative shall have no obligation to act on behalf of the Holders, except as expressly provided herein, in the Paying Agent Agreement, in the Escrow Agreement and in the Equityholders’ Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Equityholders’ Representative in any other ancillary agreement, schedule, exhibit or the Company Disclosure Schedule. The powers, immunities and rights to indemnification granted to the Equityholders’ Representative Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Holder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Holder of the whole or any fraction of his, her or its interest in any escrow or other funds in which such Holder may have an interest.

(b) All decisions, actions, consents and instructions of the Equityholders’ Representative authorized to be made, taken or given pursuant to Section 11.17(a) shall be final and binding upon all the Holders and all of their successors as if expressly confirmed and ratified in writing by each such Holder, and no Holder shall have and each hereby waives any right to object, dissent, protest or otherwise contest the same taken in good faith. Certain Holders have entered into an engagement agreement (the “Equityholders’ Representative Engagement Agreement”) with the Equityholders’ Representative to provide direction to the Equityholders’ Representative in connection with its services under this Agreement, the Paying Agent Agreement, the Escrow Agreement and the Equityholders’ Representative Engagement Agreement (such Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Equityholders’ Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Equityholders’ Representative Group”) shall incur any liability to any Holder for any action or failure to act in connection with the acceptance or administration of the Equityholders’ Representative’s responsibilities hereunder, under the Paying Agent Agreement, under the Escrow Agreement or under the Equityholders’ Representative Engagement Agreement except and only to the extent of actions or omissions constituting willful misconduct or gross negligence of the Equityholders’ Representative in connection therewith. The Holders acknowledge that the Equityholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Paying Agent Agreement, the Escrow Agreement, the Equityholders’ Representative Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Equityholders’ Representative shall not be required to take any action unless the Equityholders’ Representative has been provided by the Holders with funds, security or indemnities which, in its determination, are sufficient to protect the Equityholders’ Representative against the costs, expenses and liabilities which may be incurred by the Equityholders’ Representative in performing such actions. The Equityholders’ Representative shall not have by reason of this Agreement or the Escrow Agreement a fiduciary relationship in respect of any Holder. The Equityholders’ Representative shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement or the Escrow Agreement.

(c) The Holders shall be bound by all actions taken and documents executed by the Equityholders’ Representative in connection with this Agreement and the Company Documents, and Parent and the other Parent Related Parties shall be entitled to rely on any action or decision of the Equityholders’ Representative. Notices or communications to or from the Equityholders’ Representative shall constitute notice to or from each of the Holders. The Equityholders’ Representative shall be entitled to: (i) rely upon the Holder Payment Schedule, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Holder or other party.

(d) In the event that the Equityholders’ Representative becomes unable to perform the Equityholders’ Representative’s responsibilities or resigns from such position, the Holders that held, immediately prior to the Closing, a majority of the issued and outstanding shares of Common Stock of the Company shall select another representative to fill such vacancy and such substituted representative shall (i) be deemed to be the Equityholders’ Representative for all purposes of this Agreement and the Escrow Agreement and (ii) exercise the rights and powers of, and be entitled to the indemnity, reimbursement and other benefits of, the Equityholders’ Representative.

(e) By accepting the consideration payable to them hereunder, the Holders agree, severally (and not jointly and severally) on a pro rata basis (in accordance with the sum of each of the respective amounts payable to them as set forth on (i) the Final Closing Statement and (ii) any updated versions of Holder Payment Schedule prepared by the Equityholders’ Representative in accordance with Section 11.17(g) as of the time of determination) to indemnify the Equityholders’ Representative Group for, and to defend and hold the Equityholders’ Representative Group harmless from and against, any and all losses, liabilities, claims, damages, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement (collectively, the “Administrative Expenses”) incurred without willful misconduct or gross negligence on the part of the Equityholders’ Representative, arising out of or in connection with the acceptance or administration of its duties hereunder, under the Paying Agent Agreement, under the Escrow Agreement or under the Equityholders’ Representative Engagement Agreement or the Equityholders’ Representative’s carrying out its duties under Section 3.12(e) or Section 11.17(g). The Equityholders’ Representative may consult with counsel of its own choice and will have full and complete authorization and protection for any action taken and suffered by it in good faith upon the opinion of such counsel. Such Administrative Expenses may be recovered first, from the Equityholders’ Representative Expense Account, second, from any distribution of amounts otherwise distributable to the Holders at the time of distribution, and third, directly from the Holders. The immunity and indemnity rights under this Section 11.17 shall survive the resignation, replacement or removal of the Equityholders’ Representative or any member of the Advisory Group and/or the termination of this Agreement, the Paying Agent Agreement or the Escrow Agreement.

(f) The Equityholders’ Representative Expense Amount shall be deposited by Parent into the Equityholders’ Representative Expense Account. The Equityholders’ Representative Expense Amount shall be held by the Equityholders’ Representative in the Equityholders’ Representative Expense Account and shall be used (i) for the purposes of paying directly or reimbursing the Equityholders’ Representative for any Administrative Expenses incurred pursuant to this Agreement, the Paying Agent Agreement, the Escrow Agreement or any Equityholders’ Representative Engagement Agreement, or (ii) as otherwise determined by the Advisory Group. The Equityholders’ Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Equityholders’ Representative Expense Account other than as a result of its gross negligence or willful misconduct. The Equityholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Equityholders’ Representative Expense Account and has no tax reporting or income distribution obligations. The Holders will not receive any interest on the Equityholders’ Representative Expense Account and assign to the Equityholders’ Representative any such interest. Subject to Advisory Group approval, the Equityholders’ Representative may contribute funds to the Equityholders’ Representative Expense Account from any consideration otherwise distributable to the Holders.

(g) The Equityholders’ Representative may release at any time, in its sole discretion, all or any portion of the Equityholders’ Representative Expense Account to the

Paying Agent and/or the Surviving Company, as applicable, for further distribution to the Holders and shall so release the remaining Equityholders’ Representative Expense Account (if any) as soon as reasonably determined by the Equityholders’ Representative that the Equityholders’ Representative Expense Account is no longer required to be withheld If the Equityholders’ Representative decides to release any portion of the Equityholders’ Representative Expense Amount pursuant to this Section 11.17(g), Equityholders’ Representative shall (i) prepare and deliver to the Advisory Group an updated Holder Payment Schedule, which shall include the amount of each Holder’s (other than a Holder of Dissenting Shares in respect of such Dissenting Shares) Pro Rata Percentage of the portion of the Equityholders’ Representative Expense Amount, to be released, and (ii) release all or such portion of the Equityholders’ Representative Expense Amount less the employer portion of any payroll Taxes imposed with respect to such amount payable to the holders of Company Options and the EBU Holders, as applicable, to the Paying Agent or the Escrow Agent, as applicable, for further distribution as follows: (x) twenty percent (20%) of the applicable amount to the EBU Holders based on the applicable percentage opposite such EBU Holder’s name on the Holder Payment Schedule under the heading “Unitas Holdings Corp. EBU Ownership Ledger” and (y) eighty percent (80%) of the applicable amount to the Holders (other than a Holder of Dissenting Shares in respect of such Dissenting Shares) based on the percentage of the aggregate amount of the Closing Stock Consideration and Closing Option Payments that the applicable Holder became entitled to receive at the Effective Time; provided that any amounts payable to holders of Company Options or to the EBU Holders shall be paid to the Surviving Corporation, and the employer portion of any payroll Taxes imposed with respect to such amount payable to the holders of Company Options and the EBU Holders shall be released to the Surviving Corporation (and the Surviving Corporation shall use such increased amount to pay such payroll Taxes), and Parent shall cause the Surviving Corporation to pay all such amounts payable to the holders of Company Options in accordance with the mechanics described in Section 3.3 and payable to the EBU Holders in accordance with terms of the applicable governing documents and, in any event, at or about the same time as payments are made to the other Holders (other than a Holder of Dissenting Shares in respect of such Dissenting Shares).

(h) The Equityholders’ Representative represents and warrants to each other party hereto that: (i) the Equityholders’ Representative (A) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and (B) has the requisite right, limited liability company power, authority and legal capacity to execute, deliver and perform this Agreement; (ii) the execution, delivery and performance of this Agreement by the Equityholders’ Representative (A) has been duly and validly authorized by all necessary action of the Equityholders’ Representative, its managers, directors, members, partners, officers or equityholders (as applicable) and (B) does not conflict with the organizational documents of the Equityholders’ Representative or conflict with or result in the breach of, or constitute a default under, any Contract to which the Equityholders’ Representative is bound; and (iii) this Agreement is a legal, valid and binding obligation of the Equityholders’ Representative, enforceable against it in accordance with its terms.

11.18 Legal Representation.

(a) Parent and the Company (and the Surviving Corporation after the Closing) hereby agree, on their own behalf and on behalf of their directors, managers, members,

officers, employees and Affiliates, and each of their successors and assigns (all such parties, the “Waiving Parties”), that Skadden (or any successor) may represent (i) any or all of the Holders or any director, manager, member, partner, officer, employee or Affiliate of such Holders or (ii) the Equityholders’ Representative, in each case in connection with any actions, suits, proceedings, claims, demands, disputes, cross claims, counterclaims or causes of action (whether in contract or tort or otherwise) arising out of or relating to this Agreement, the Related Documents or the Transactions notwithstanding its representation (or any continued representation) of the Company (and the Surviving Corporation after the Closing) and/or any of its Affiliates, and each of Parent and the Company (and the Surviving Corporation after the Closing) on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any actual or potential conflict of interest or any objection arising therefrom or relating thereto. Parent and the Company acknowledge that the foregoing provision applies whether or not Skadden provides legal services to the Surviving Corporation or any of its Subsidiaries after the Closing Date.

(b) Each of Parent and the Company (and the Surviving Corporation after the Closing), for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that (i) all communications between the Company and the Holders and/or the Equityholders’ Representative and their counsel, including Skadden, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, any Related Documents or the Transactions, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Surviving Corporation notwithstanding the Transactions, and instead remain with and are controlled by the Equityholders’ Representative (the “Privileged Communications”), (ii) no Person may access, use or rely on any of the Privileged Communications, whether located in the records or email server of the Company, the Surviving Corporation or their Subsidiaries, or otherwise, in any action, suit, proceeding, claim, demand, dispute, cross claim, counterclaim or causes of action (whether in contract or tort or otherwise) against or involving any of the parties hereto after the Closing and (iii) they will not to assert that the privilege has been waived as to the Privileged Communication that may be located in the records or email server of the Company, the Surviving Corporation or their Subsidiaries.

11.19 Disclosure Schedules. Each of the Company and Parent has set forth information on the Company Disclosure Schedule or Parent Disclosure Schedule (as applicable) in a section thereof that corresponds to the section of this Agreement to which it relates. The parties hereto acknowledge and agree that the disclosure of any item or matter in the Company Disclosure Schedule or Parent Disclosure Schedule is solely for informational purposes for the convenience of the other parties and shall not be construed as an admission, acknowledgement, representation or indication that such item or other matter is “material” or has had a Material Adverse Effect or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule or Parent Disclosure Schedule (as applicable), nor shall such disclosure establish a standard of materiality for any purpose whatsoever. The disclosure of any item or matter relating to any possible breach or violation of any Law or Contract shall not be construed as an admission or indication that any such breach or violation exits or has actually occurred.

11.20 Interpretation.

(a) Unless otherwise expressly provided in this Agreement, for purposes of this Agreement, the following rules of interpretation shall apply:

(i) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.

(ii) Dollars. Any reference in this Agreement or the Related Documents to “$” shall mean U.S. dollars, which is the currency used for all purposes in this Agreement and the Related Documents. The specification of any dollar amount in the representations and warranties or otherwise in this Agreement, the Related Documents or the Schedules is not intended and shall not be deemed to be an admission or acknowledgement of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any Schedule) is or is not material for purposes of this Agreement or the Related Documents.

(iii) Exhibits/Schedules. All Exhibits and Schedules hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. When a reference is made in this Agreement or any Related Document to an Article, a Section, a Schedule or an Exhibit, such reference shall be to an Article, a Section, a Schedule or an Exhibit of or to this Agreement unless otherwise indicated.

(iv) Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(v) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(vi) The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(vii) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Article”, “Exhibit” or “Section” are to the corresponding Article, Exhibit or Section of this Agreement unless otherwise specified.

(viii) Herein. The words such as “herein”, “hereinafter”, “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(ix) Including. The word “including” and any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(x) Legislation. A reference to any legislation or to any provision of any legislation shall include any amendment thereto, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

(xi) Any documents and agreements that have been posted to (at least two (2) Business Days prior to the date of this Agreement) and remain available in the electronic data room established by or on behalf of the Company, as the same exists as of the date of this Agreement, shall be deemed to have been “delivered,” “furnished,” “provided,” or “made available” (or any phrase of similar import) to Parent and Merger Sub by the Company.

[The Remainder of This Page Is Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

UNITAS HOLDINGS CORP.

By: /s/ James G. Vagim
Name: James G. Vagim
Title: President / CEO

VROOM, INC.

By: /s/ Paul J. Hennessy
Name: Paul J. Hennessy
Title: Chief Executive Officer

VROOM FINANCE CORPORATION

By: /s/ Paul J. Hennessy
Name: Paul J. Hennessy
Title: Chief Executive Officer

FORTIS ADVISORS LLC
(solely in its capacity as Equityholders’ Representative)

By: /s/ Ryan Simkin
Name: Ryan Simkin
Title: Managing Director